   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 10, 1996



                                                       REGISTRATION NO. 333-6477

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 2


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                     GLOBALSTAR TELECOMMUNICATIONS LIMITED
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                    BERMUDA                                        13-3795510
          (STATE OR OTHER JURISDICTION                          (I.R.S. EMPLOYER
       OF INCORPORATION OR ORGANIZATION)                      IDENTIFICATION NO.)

                            ------------------------
                                  Cedar House
                                41 Cedar Avenue
                             Hamilton HM12, Bermuda
                                 (809) 295-2244
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                                 ERIC J. ZAHLER
                                600 Third Avenue
                            New York, New York 10016
                                 (212) 697-1105
(NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER INCLUDING AREA CODE, OF
                               AGENT FOR SERVICE)

                            ------------------------

                                WITH COPIES TO:

                BRUCE R. KRAUS, ESQ.                                 ROBERT ROSENMAN, ESQ.
              WILLKIE FARR & GALLAGHER                              CRAVATH SWAINE & MOORE
                 One Citicorp Center                                    Worldwide Plaza
                153 East 53rd Street                                   825 Eighth Avenue
              New York, New York 10022                             New York, New York 10019
                   (212) 821-8000                                       (212) 474-1000

                            ------------------------

    APPROXIMATE DATE OF THE COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / / ________________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /
- ---------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A) MAY DETERMINE.


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                SUBJECT TO COMPLETION, DATED SEPTEMBER 10, 1996

                                  $310,000,000
          6 1/2% CONVERTIBLE PREFERRED EQUIVALENT OBLIGATIONS DUE 2006
                                      AND

                        5,036,486 SHARES OF COMMON STOCK


                     GLOBALSTAR TELECOMMUNICATIONS LIMITED
                            ------------------------


    This Prospectus relates to the 6 1/2% Convertible Preferred Equivalent Obligations due 2006 (the "Securities") of Globalstar Telecommunications Limited, a Bermuda company ("GTL" or the "Company"), the shares of Common Stock, par value $1.00 per share (the "Common Stock"), issuable upon conversion of the Securities (the "Conversion Shares") and 267,256 shares of Common Stock (the "LBP Shares") for the account of certain stockholders (the "LB Partnerships"). See "Selling Holders." The Securities are convertible at any time prior to redemption or maturity, at a conversion price of $65.00 per share, which represents a conversion ratio of 0.7692 shares per $50.00 principal amount of Securities, subject to adjustment under certain conditions (the "Conversion Price"). The Securities were issued and sold by the Company (the "Original Offering") in March and April 1996, to the Initial Purchasers (as defined herein, see "Selling Holders") in a private placement and were resold by the Initial Purchasers in transactions exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), in the United States to qualified institutional buyers (as defined in Rule 144A under the Securities Act), to certain accredited investors (as defined in Rule 501(a) under the Securities Act) and outside the United States to non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act.



    The Securities, the Conversion Shares and the LBP Shares (together, the "Offered Securities") may be offered and sold from time to time by the holders named herein or by their transferees, pledgees, donees or their successors (collectively, the "Selling Holders") pursuant to this Prospectus. The Offered Securities may be sold by the Selling Holders from time to time directly to purchasers or through agents, underwriters or dealers. See "Plan of Distribution" and "Selling Holders." If required, the names of any such agents or underwriters involved in the sale of the Offered Securities and the applicable agent's commission, dealer's purchase price or underwriter's discount, if any, will be set forth in an accompanying supplement to this Prospectus (the "Prospectus Supplement"). The Selling Holders will receive all of the net proceeds from the sale of the Offered Securities and will pay all underwriting discounts, selling commissions and related fees, if any, applicable to any such sale. The Company is responsible for payment of all other expenses incident to the offer and sale of the Offered Securities. The Selling Holders and any broker-dealers, agents or underwriters which participate in the distribution of the Offered Securities may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission received by them and any profit on the resale of the Offered Securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "Plan of Distribution" for a description of indemnification arrangements.



    The Common Stock is listed on the Nasdaq National Market (the "NNM") under the symbol "GSTRF." On September 9, 1996, the last reported sale price of the Common Stock on the NNM was $44.75 per share.



    Interest on the Securities is payable quarterly in arrears on March 1, June 1, September 1, and December 1, commencing on June 1, 1996, subject to deferral without compound interest or penalty as described herein. So long as any arrearage of deferred but unpaid interest remains outstanding, the Company will be prohibited from paying (i) dividends on its Common Stock, (ii) dividends on any preferred stock or (iii) interest on debt ranking pari passu with or junior to the Securities from time to time outstanding except on a pro rata basis with respect to any such pari passu debt. The Securities will be general unsecured obligations of the Company and will be subordinated in right of payment to all Debt Obligations (as defined herein) of the Company. See "Description of Securities -- Ranking." At June 30, 1996, the Company had no outstanding Debt Obligations. The Securities will not limit the amount of Debt Obligations that the Company may incur. Although the Securities are not equity securities under applicable Bermuda law, the Securities are the substantial equivalent of convertible preferred stock and will be treated as such for U.S. tax purposes. The Company may make any payments due on the Securities, including redemption and interest payments, (i) in cash, (ii) by delivery of Common Stock (in the manner described herein) or (iii) through any combination of the foregoing. The Company utilized the proceeds of the Original Offering to purchase 4,769,230 redeemable preferred general partnership interests (the "Preferred Partnership Interests") of Globalstar, L.P., a Delaware limited partnership ("Globalstar"), the terms of which are generally similar to those of the Securities, and which will provide the principal source of payments for the Securities. Globalstar will use substantially all the proceeds from the sale of Preferred Partnership Interests to the Company for the design, construction and deployment of the Globalstar System. The Company is a general partner of Globalstar; its sole asset consists of its partnership interests in Globalstar. As a result, the obligations of the Company in respect of the Securities will be structurally subordinate to all indebtedness and other liabilities of Globalstar. See "Description of Securities."


    The Securities are subject to mandatory redemption on March 1, 2006 (the "Mandatory Redemption Date") and are not redeemable by the Company before March 2, 1999 unless the market price of the Common Stock exceeds certain thresholds. In such event, the Securities will be redeemable, in whole or in part, by the Company upon payment of the principal of and premium (including an interest make-whole payment) and accrued interest, if any, on the Securities. See "Description of Securities."

    The Securities are eligible for trading by qualified institutional buyers on the PORTAL market.

     PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER "RISK FACTORS" BEGINNING ON PAGE 13.

THE OFFERED SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
          PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
               CRIMINAL OFFENSE.
                            ------------------------

         , 1996

                             AVAILABLE INFORMATION


     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; Seven World Trade Center, 13th Floor, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding the Company. The address of such Web site is http://www.sec.gov. The Common Stock is quoted on the NNM, and copies of the reports, proxy statements and other information filed by the Company with the Commission may also be inspected at the offices of Nasdaq Operation, 1735 K Street, N.W., Washington, D.C. 20006.


     Globalstar is not currently subject to the periodic reporting and other informational requirements of the Exchange Act, except those applicable as a result of the Company's significant investment in Globalstar. The Company has agreed that, whether or not it is required to do so by the rules and regulations of the Commission, for so long as any of the Securities remain outstanding, it will furnish to the trustee and the holders of the Securities and file with the Commission, or cause to be so filed as part of the financial statements of the Company (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if Globalstar were required to file such forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by Globalstar's independent public accountants and (ii) all reports that would be required to be filed with the Commission on Form 8-K if Globalstar were required to file such reports. In addition, for so long as any of the Securities remain outstanding, the Company has agreed to make available to any prospective purchaser of the Securities or beneficial owner of the Securities in connection with any sale thereof the information required by Rule 144A(d)(4) under the Securities Act.

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with all exhibits and amendments, the "Registration Statement") under the Securities Act, with respect to the Offered Securities. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which are omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Offered Securities, reference is made to the Registration Statement, including the exhibits and schedules. The Registration Statement may be inspected, without charge, at the Commission's principal office at 450 Fifth Street, NW, Washington, D.C. 20549, and also at the regional offices of the Commission listed above. Copies of such material may also be obtained from the Commission upon the payment of prescribed rates.

     Statements contained in the Prospectus as to any contracts, agreements or other documents filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is hereby made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement for a full statement of the provisions thereof, and each such statement in the Prospectus is qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents have been filed by the Company with the Commission pursuant to the Exchange Act and are hereby incorporated by reference into this
Prospectus:

          (a) the Company's Annual Report on Form 10-K for the year ended December 31, 1995;

          (b) the Company's Proxy Statement relating to the 1996 Annual Meeting of Stockholders;


          (c) the Company's Quarterly Reports on Form 10-Q for the three months ended March 31, 1996 (as amended by the Form 10-Q/A filed with the Commission on May 21, 1996) and June 30, 1996; and


          (d) the description of the Company's Common Stock contained in the Company's registration statement on Form 8-A filed under the Exchange Act and any amendments or reports filed for the purpose of updating such description.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Offered Securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents (provided, however, that the information referred to in item 402(a)(8) of Regulation S-K of the Commission shall not be deemed specifically incorporated by reference herein).

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in the applicable Prospectus Supplement) or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement as modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference in this Prospectus (other than exhibits and schedules thereto, unless such exhibits or schedules are specifically incorporated by reference into the information that this Prospectus incorporates). Written or oral requests for copies of these documents should be directed to Globalstar Telecommunications Limited, 600 Third Avenue, New York, New York 10016, Attention: Secretary (Telephone (212) 697-1105).

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and financial statements (including the notes thereto) incorporated by reference in this Prospectus. See "Glossary of Terms" for definitions of certain terms used in this Prospectus. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results in the future could differ significantly from the results discussed in such forward-looking statements. Factors that could cause or contribute to such a difference include, but are not limited to, those discussed in "Risk Factors" as well as elsewhere in this Prospectus and in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" in the Company's Exchange Act reports incorporated by reference into this Prospectus.


                                  THE COMPANY

     The Company is a Bermuda company that acts as a general partner of Globalstar. Globalstar is building and preparing to launch and operate a worldwide, low-earth orbit ("LEO") satellite-based digital telecommunications system (the "Globalstar(TM) System"). The Globalstar System is designed to enable local service providers to offer low-cost, high quality wireless voice telephony and data services in virtually every populated area of the world. To date, Globalstar service providers have agreed to offer Globalstar service and seek to obtain all necessary local regulatory approvals in nations accounting for 67% of the world's population.

     The Globalstar System's worldwide coverage is designed to enable its service providers to extend modern telecommunications services rapidly and economically to millions of people who currently lack basic telephone service and to enhance wireless telecommunications in areas underserved or not served by existing or future cellular systems, providing a telecommunications solution in parts of the world where the build-out of terrestrial systems cannot be economically justified. The Globalstar System has been designed to provide services at prices comparable to today's cellular services and substantially lower than the prices announced by Globalstar's anticipated principal competitors.

     Globalstar users will make and receive calls through a variety of Globalstar phones, including hand-held and vehicle-mounted units similar to today's cellular telephones, fixed telephones similar either to phone booths or ordinary wireline telephones, and data terminals and facsimile machines (collectively, the "Globalstar Phones"). Dual-mode Globalstar Phones will provide access to both the Globalstar System and the subscriber's land-based cellular service. Each Globalstar Phone will communicate through one or more satellites to a local Globalstar service provider's interconnection point (known as a gateway) which will, in turn, connect into existing telecommunications networks.

     Globalstar is on schedule to begin launching satellites in the second half of 1997, to commence commercial operations in the second half of 1998 (the "In-Service Date") and to have its full constellation of 48 satellites, plus eight in-orbit spare satellites, launched by the end of 1998 (the "Full Constellation Date"). Significant regulatory and licensing milestones have been achieved for the Globalstar System, including allocation of required frequencies by the Federal Communications Commission ("FCC") and the 1995 World Radiocommunication Conference ("WRC '95"). To date, Globalstar has raised or received commitments for approximately $1.4 billion in equity, debt and vendor financing, representing over 75% of the total external financing expected to be required to complete the system and to achieve worldwide operations. Globalstar intends to raise the balance of its external financing needs in the capital markets and may also seek financing support from its strategic partners. See
"-- Sources and Uses of Capital by Globalstar."


     Full satellite critical design review was successfully completed in January 1996. Manufacturing of long-lead time components of the Globalstar satellites has commenced, engineering models are under construction and the non-recurring design phase of the satellite contract is close to completion. Definitive agreements have been reached with three launch providers (NPO Yuzhnoye Design Office, McDonnell Douglas Commercial Delta, Inc. and China Great Wall Industry Corporation) for the launch of the full Globalstar satellite constellation. These agreements provide for a variety of launch options, giving Globalstar considerable launch flexibility.

     Internationally, Globalstar's partners have been seeking alliances in their assigned territories with service providers and have entered into such agreements in certain territories. Globalstar believes these relationships with in-country service providers may facilitate the granting of local regulatory approval for operation of the Globalstar System and provide local marketing and technical expertise.

     The Globalstar System has been designed to address the substantial and growing demand for telecommunications services worldwide, particularly in developing countries. More than 3 billion people today live without residential telephone service, many of them in rural areas where the cost of installing wireline service is prohibitively high. Moreover, even where telephone infrastructure is available in developing countries, outdated equipment often leads to unreliable local service and limited international access. The number of worldwide fixed phone lines has increased from 473 million to 647 million since 1988 and is projected to increase to one billion by 2002. Nonetheless, since 1988, waiting lists for fixed service have increased from 36 million to 46 million, resulting in an average waiting time before installation of approximately one and a half years. Similarly, the cellular market has grown from 4 million worldwide subscribers in 1988 to an estimated 87 million in 1995 and is projected to increase to 334 million by 2001. At that time, it is projected that only 40% of the world's population will live in areas with cellular coverage. The remaining 60% of the world population will have access to wireless telephone service principally through satellite-based systems like the Globalstar System. Globalstar's business plan requires penetration of only a small fraction of these potential markets to achieve its objectives.

     The Globalstar System has been designed with attributes which the Company believes compare favorably to other proposed global mobile satellite service ("MSS") systems (two of which have also been licensed by the FCC; the applications of three others have been deferred), including: (i) Globalstar's unique combination of code division multiple access ("CDMA") technology and path diversity through multiple satellite coverage, which will reduce call interruptions and signal blockage from obstructions and will use satellite power more efficiently; (ii) a proven space segment design without complex intersatellite links or on-board call processing and a ground segment with flexible, low-cost gateways and competitively priced Globalstar Phones; (iii) lower average wholesale prices than other proposed MSS systems; and (iv) gateways installed in most major countries, minimizing tail charges (i.e. amounts charged by carriers other than the Globalstar service provider for connecting a Globalstar call through its network), resulting in low costs for domestic and regional calls, which will account for the vast majority of Globalstar's anticipated usage.


     Loral Space & Communications Ltd. ("Loral SpaceCom") is a principal founder of Globalstar and, through a subsidiary, is its managing general partner. Loral SpaceCom has invested $234 million directly and indirectly in Globalstar. Loral SpaceCom owns, directly or indirectly, 32.8% of Globalstar, on a fully diluted basis.


     Other Globalstar strategic partners include leading domestic and international telecommunications service providers and space and telecommunications equipment manufacturers who, together with Loral SpaceCom, have invested $425 million in equity and committed $310 million in vendor financing for Globalstar. In addition, Loral SpaceCom, Lockheed Martin Corporation ("Lockheed Martin") and certain strategic partners have guaranteed, or provided indemnification with respect to, Globalstar's obligations under a $250 million credit facility. See "-- Recent Developments."

GLOBALSTAR STRATEGIC PARTNERS

     Globalstar has selected strategic partners whose marketing, operating and technical expertise will enhance Globalstar's capabilities. These partners are playing key roles in the construction, operation and marketing of the Globalstar System. In addition to Globalstar's founding partners, Loral SpaceCom and QUALCOMM Incorporated ("Qualcomm"), the leading supplier of CDMA digital telecommunications technology, Globalstar's strategic partners are:

                                                                   TELECOMMUNICATIONS EQUIPMENT
     TELECOMMUNICATIONS SERVICE PROVIDERS                      AND AEROSPACE SYSTEMS MANUFACTURERS
- -----------------------------------------------      --------------------------------------------------------
- - AirTouch Communications, Inc. ("AirTouch")         - Alcatel Espace ("Alcatel")
- - DACOM Corporation ("Dacom")                        - Alenia Spazio S.p.A. ("Alenia")
- - France Telecom                                     - Daimler-Benz Aerospace AG ("DASA")
- - Vodafone Group Plc ("Vodafone")                    - Finmeccanica S.p.A. ("Finmeccanica")
                                                     - Hyundai Electronics Industries Co. Ltd. ("Hyundai")
                                                     - Space Systems/Loral, Inc. ("SS/L")

     Loral SpaceCom, through a subsidiary, has overall management responsibility for the design, construction, deployment and operation of the Globalstar System. SS/L, an affiliate of Loral SpaceCom, is providing the system's satellites under a fixed-price contract that also requires SS/L to obtain launch services and launch insurance. Qualcomm is designing and will manufacture Globalstar Phones and gateways and certain ground support equipment.

     The Company was organized as a Bermuda company on November 23, 1994 and has its principal offices at Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda ((809) 295-2244). The Company's sole business is to act as a general partner of Globalstar.

BUSINESS STRATEGY

     Globalstar's strategy for successful operation is based upon: (i) providing potential users worldwide with high quality telecommunications services; (ii) employing a system architecture designed to minimize cost and technological risks; and (iii) leveraging the marketing, operating and technical capabilities of its strategic partners.

     PROVIDING HIGH QUALITY, WORLDWIDE SERVICE

     To achieve rapid and sustained customer acceptance of the system, Globalstar has been designed to provide a high quality, worldwide service that combines the best of existing cellular service with the technological advantages of the Globalstar System described below to meet the needs of individual end users.

     Worldwide Coverage and Access. The Globalstar System's worldwide coverage has been designed to enable its service providers to extend modern telecommunications services rapidly and economically to millions of people who currently lack basic telephone services and to enhance wireless telecommunications in areas underserved or not served by existing or future cellular systems. Globalstar expects to provide a communications solution in parts of the world where the build-out of terrestrial systems cannot be economically justified. The Globalstar System has also been designed to enable international travelers to make and receive calls at a unique telephone number through their mobile Globalstar Phone anywhere in the world where Globalstar service is authorized by local regulatory authorities.

     Multiple Satellite Coverage; Soft Handoff. CDMA digital communications technology combined with continuous multiple satellite coverage and signal path diversity (a patented SS/L method of signal reception not available to competing systems) will enable the Globalstar System to provide service to a wide variety of locations, with less potential for signal blockage from buildings, terrain or other natural features. Globalstar Phones have been designed to operate with a single satellite in view, although typically signals from two to four satellites overhead will be combined to provide service. Therefore, the loss of an individual satellite is not expected to result in any gap in global coverage. Each Globalstar Phone has been designed to communicate with as many as three satellites simultaneously, combining the signals received to ensure maximum service quality. As satellites are constantly moving in and out of view, they will be seamlessly added to and removed from the calls in progress, thereby reducing the risk of call interruption.

     Superior Call Quality; Increased Privacy. Based on terrestrial simulations of the Globalstar System, Globalstar expects that Qualcomm's CDMA digital technology will enable Globalstar to provide digital voice services which will have better overall clarity, quality and privacy than those of analog land-based cellular systems currently in use. Qualcomm's CDMA technology, which is available to Globalstar on an exclusive basis for commercial MSS applications, has also been selected for digital cellular service by 12 of the 15 largest U.S. cellular service providers and the two largest holders of personal communications services ("PCS") licenses in the U.S. (by population served).

     Efficient Use of Satellite Resources. The Globalstar System's use of multiple satellites to communicate with each Globalstar Phone (a patented SS/L method of signal reception not available to competing systems) has been designed to allow its communications signals to bypass obstructions. Path diversity is expected to permit Globalstar to maintain its desired level of service quality while using less power and satellite resources than would be required in a system using single path satellites, which attempt to penetrate obstructions by using higher single satellite power and overall higher link margins.

     No Voice Delay. Globalstar satellites' low-earth orbit of 750 nautical miles is expected to result in no perceptible voice delay, as compared with the noticeable time delay of calls utilizing geosynchronous satellites, which orbit at an altitude of 22,500 nautical miles. Globalstar believes that its system will also entail noticeably less voice delay than mid-earth orbit ("MEO") MSS systems and, in many cases, than LEO systems requiring on-board satellite call processing to support satellite-to-satellite switching systems.

     EMPLOYING A SYSTEM ARCHITECTURE DESIGNED TO MINIMIZE COST AND RISK

     Low-Cost Service. Globalstar intends to offer its service providers effective average prices substantially lower than those announced by its anticipated principal competitors. Globalstar's service providers will set their own retail pricing and will pay to Globalstar wholesale prices generally expected to range between $0.35 and $0.55 per minute. Other proposed satellite-based systems have proposed retail pricing ranging from under $1.00 to $3.00 per minute plus monthly charges for some of the systems. As a result of its pricing commitments to its service providers or as a result of competitive pressures, Globalstar may not be in a position to pass on to its service providers unexpected increases in the cost of constructing the Globalstar System. However, Globalstar believes that its low system and operating costs and high gross margins at target pricing and usage levels provide it with substantial additional pricing flexibility if necessary to meet competition. See "Business -- Competition."

     Simple Space Segment of Proven Design. Globalstar believes its system will cost less to design and construct and may be the first of the proposed worldwide systems to provide commercial service. To achieve low cost, reduce technological risk and accelerate deployment of the Globalstar System, Globalstar's system architecture uses small satellites incorporating a well-established repeater design that acts essentially as a simple "bent pipe," relaying signals received directly to the ground. All of the system's call processing and switching operations are on the ground, where they are accessible for maintenance and can benefit from continuing technological advances. The Globalstar space segment is being manufactured under a fixed-price contract with SS/L. The contract provides for the construction of 56 satellites meeting designated performance specifications and for SS/L to obtain launch and launch insurance services.

     Flexible, Low-Cost Ground Segment. Globalstar has been designed to offer local governments and service providers affordable telephone infrastructure where the cost of build-out of land-based wireline or wireless telephone systems is either too great or not economically justifiable. By purchasing a single gateway for approximately $3 million to $8 million (depending on the capacity desired), a service provider can extend basic telephone service to fixed terminals on a national basis in countries as large as Saudi Arabia and mobile service to cover an area almost as large as Western Europe. As a result of the low cost of its gateways, Globalstar expects that its service providers will install gateways in most of the major countries in which they offer service. Each country with a Globalstar gateway will have access to domestic service without the imposition of international tail charges on in-country calls, thereby offering subscribers the lowest possible cost for domestic calls, which account for the vast majority of all cellular calls today.

     Competitively Priced Globalstar Phones. Hand-held and vehicle-mounted Globalstar Phones are anticipated to be priced comparably and will be similar in size and function to current digital cellular telephones. Dual-mode Globalstar Phones will be able to access both Globalstar and a variety of local land-based analog and digital cellular services, where available. Mobile and fixed Globalstar Phones are expected to cost less than $750 each, and Globalstar public telephone booths are expected to cost between $1,000 and $2,500, depending upon desired capacity and the number of units sharing a fixed antenna. Qualcomm is required to license three additional manufacturers of Globalstar Phones. Qualcomm has granted a license to Orbitel Mobile Communications Ltd. ("Orbitel"), an affiliate of L.M. Ericsson, to manufacture Globalstar Phones and has contracted with Orbitel to develop a dual-mode GSM/Globalstar CDMA phone. Globalstar believes that licensing multiple manufacturers will spur competition, which will reduce prices. As is the case with many cellular systems today, service providers may subsidize the cost of Globalstar Phones to generate additional usage revenue. In addition, national and local governments may subsidize some or all elements of system cost, particularly in rural areas, thereby reducing the cost of access to subscribers.

     LEVERAGING THE CAPABILITIES OF GLOBALSTAR'S STRATEGIC PARTNERS

     Loral SpaceCom, through a subsidiary, has overall management responsibility for the design, construction, deployment and operation of the Globalstar System. Globalstar's strategic partners will play key roles in the design, construction, operation and marketing of the Globalstar System.

     Telecommunications service providers. AirTouch, Dacom, France Telecom and Vodafone will provide in-country marketing and telephony expertise to Globalstar. Globalstar's strategic partner service providers (the "Strategic Service Providers") have been granted exclusive rights to provide Globalstar service in countries around the world in which they have particular marketing strength and experience and access to an established customer base of 60 million subscribers. To maintain their service provider rights on an exclusive basis, these Strategic Service Providers and additional service providers are required to make minimum payments to Globalstar equal to 50% of target revenues. Based upon current targets (which are subject to adjustment in 1998 based upon an updated market analysis), such minimum payments total approximately $5.0 billion through 2005. Globalstar anticipates that these service providers will place orders of approximately $500 million (for 50 gateways and 250,000 Globalstar Phones) within six to nine months. In order to accelerate the deployment of gateways around the world prior to the In-Service Date, Globalstar and the Strategic Service Providers intend to jointly finance the procurement of 25 gateways and long-lead parts for 25 additional gateways for resale to service providers. Globalstar expects to recover its investment in this gateway financing program from such resales. There can be no assurance that the service providers will elect to retain their exclusivity and make such payments or place such orders for Globalstar Phones and gateways.

     Globalstar expects to add additional service providers in order to provide coverage throughout the world. Each service provider will, subject to obtaining required local regulatory approvals, market and distribute Globalstar service in its designated territories and own and operate the gateways necessary to serve its markets.

     Telecommunications equipment and aerospace systems manufacturers. SS/L, Alcatel, Alenia, DASA, Finmeccanica and Hyundai have contracted to design, build and deploy the Globalstar System. Qualcomm, using its CDMA technology, is designing and will manufacture Globalstar Phones and gateways and has primary responsibility, along with Globalstar, for the design and implementation of the ground operations control centers ("GOCCs"). Qualcomm's CDMA technology is available to Globalstar on an exclusive basis for commercial MSS satellite applications. SS/L is performing under a fixed-price contract for the construction of Globalstar's satellites in conjunction with its alliance partners, Aerospatiale Societe Nationale Industrielle ("Aerospatiale"), Alcatel, DASA and Finmeccanica (collectively, the "Strategic Alliance"), and with Hyundai.

                              RECENT DEVELOPMENTS

     Globalstar remains on schedule to begin launching satellites in the second half of 1997 and to commence operations in the second half of 1998. Globalstar's recommended feeder link allocations were adopted at WRC '95, and Globalstar is currently pursuing the final assignment of such feeder links before the FCC.

     On December 15, 1995, Globalstar entered into a credit agreement with a bank syndicate providing for a $250 million credit facility (the "Globalstar Credit Agreement").

     On January 7, 1996, Loral Corporation ("Loral"), the former parent of Loral SpaceCom, entered into a merger agreement (the "Merger Agreement") with Lockheed Martin and its subsidiary pursuant to which Lockheed Martin agreed, upon satisfaction of certain conditions, to consummate a tender offer (the "Tender Offer") for all outstanding shares of common stock of Loral. Pursuant to the Restructuring, Financing and Distribution Agreement, dated as of January 7, 1996, among Loral, Lockheed Martin and certain subsidiaries of Loral (the "Distribution Agreement"), Loral agreed to contribute its space and telecommunications businesses, including all of its direct and indirect interest in Globalstar, to Loral SpaceCom, a newly-formed Bermuda company, the shares of which were distributed to Loral shareholders of record immediately prior to Loral's acquisition by Lockheed Martin. The Tender Offer and the Distribution were consummated in April 1996.

     Following the consummation of the Tender Offer, Loral merged with a subsidiary of Lockheed Martin. As a result of such merger, Globalstar now has, through its relationship with Loral SpaceCom, the benefit of technical support from Lockheed Martin. Upon the merger, Lockheed Martin guaranteed $206.3 million of Globalstar's obligations under the Globalstar Credit Agreement, and SS/L and certain other Globalstar strategic partners guaranteed $11.7 million and $32 million of Globalstar's obligations under the Globalstar Credit Agreement, respectively. In addition, Loral SpaceCom has agreed to indemnify Lockheed Martin for liability in excess of $150 million under its guarantee of the Globalstar Credit Agreement.

     In connection with such guarantees and indemnity of the Globalstar Credit Agreement, the Company issued to Loral SpaceCom, Lockheed Martin, SS/L and the other strategic partners participating in such guarantee or indemnity, warrants (the "GTL Guarantee Warrants") to purchase 4,185,318 shares of Common Stock. The GTL Guarantee Warrants have an exercise price of $26.50, are subject to certain vesting requirements, expire on April 19, 2003, are not exercisable until six months after Globalstar commences initial operations unless accelerated at the sole discretion of the managing general partner of Globalstar and may not be transferred to third parties prior to such exercise date. In connection with the issuance of GTL Guarantee Warrants, the Company received (i) warrants to acquire 4,185,318 ordinary partnership interests in Globalstar ("Ordinary Partnership Interests") plus (ii) additional warrants (the "Additional Warrants") to purchase an additional 1,131,168 Ordinary Partnership Interests, on terms and conditions generally similar to those of the GTL Guarantee Warrants. As a result, the Company will not incur any dilution of the Company's interest in Globalstar resulting from the issuance of the GTL Guarantee Warrants. In addition, Globalstar has also agreed to pay to Loral SpaceCom and the other guaranteeing partners a fee equal to 1.5% per annum of the average quarterly amount outstanding under the Globalstar Credit Agreement (the "Guarantee Fee").

                   SOURCES AND USES OF CAPITAL BY GLOBALSTAR
                                 (In millions)

     The net proceeds of the Original Offering to the Company were approximately $300 million (after deducting discounts and commissions and expenses). Globalstar has received commitments for financing which, together with projected Service Provider Payments (defined in footnote (1) below), anticipated payments from the sale of gateways and Globalstar Phones and projected net service revenues from initial operations, will account for approximately $1.8 billion of the approximately $2.2 billion that Globalstar expects to require to fully fund the Globalstar System through the Full Constellation Date. See "Risk Factors."

     The net proceeds of the Original Offering were used to acquire 4,769,230 Preferred Partnership Interests in Globalstar representing (on a fully converted basis) an 8.4% equity interest in Globalstar on a fully diluted basis after giving effect to the exercise of GTL Guarantee Warrants and the Additional Warrants. Globalstar will in turn use substantially all of the proceeds from the sale of the Preferred Partnership Interests to the Company towards the design, construction and launch of the Globalstar System, including the procurement of launch insurance and ground segment components, as well as related operating and development expenses. Pending such use, the net proceeds will be invested in short-term investment grade securities.

     The following table summarizes the estimated sources and uses of capital by Globalstar for the period from inception through the Full Constellation Date:

                  SOURCES
Funds Committed to Date:
  Initial Equity Investments...............   $   294
  Vendor Financing.........................       310
  GTL Initial Public Offering Proceeds.....       186
  Bank Financing...........................       250
  Service Provider Payments(1).............        33
  Net Proceeds of the Original
    Offering(2)............................       300
                                              -------
    Total Funds to Date....................     1,373
                                              -------
Future Funds(3)(5):
  Net Service Revenues from Initial
    Operations.............................       162
  Resale of Gateways(4)....................        88
  Service Provider and Other Payments(1)...       164
  Future Financing.........................       414
                                              -------
    Total Future Funds.....................       828
                                              -------
    Total Sources..........................   $ 2,201
                                              =======
USES
Globalstar System:
  Satellite Constellation(5)...............   $   998
  Launch Services and Insurance............       394
  Ground Segment...........................       416
  System Engineering.......................        20
                                              -------
    Total System Cost......................     1,828
Operating Expenses and Working Capital.....       172
Net Cash Interest Expense and Preferred
  Distributions............................        64
Purchase of Gateways for Resale(4).........        80
Repayment of Vendor Financing..............        57
                                              -------
    Total Uses.............................   $ 2,201
                                              =======

- ---------------
(1) Service Provider Payments are amounts to be paid to Globalstar for services to be rendered by Globalstar to each service provider exclusively within a particular territory (subject to certain limitations). Service providers making such payments will be eligible for certain pricing concessions that are subject to cumulative limitations. Other payments reflect amounts anticipated to be received in connection with the sale of gateways and Globalstar Phones. Globalstar has received commitments for $33 million, of which $24 million has been paid through March 31, 1996, and expects that future service provider agreements for territories not yet assigned will provide an additional $120 million of Service Provider Payments through the Full Constellation Date.

(2) Represents $310 million of gross proceeds from the sale of the Securities less discounts and commissions and other expenses of the Original Offering of $10 million.

(3) Additional funds to complete the Globalstar System are expected to be obtained from a combination of sources, including the issuance of debt, projected Service Provider Payments, projected net service revenues from initial operations, anticipated payments from the sale of gateways and Globalstar Phones and placements of limited partnership interests with new and existing strategic investors. There can be no assurance that the future financing will be available on favorable terms or on a timely basis, if at all, or that Service Provider Payments and other payments from service providers or cash flow from operations will be realized as anticipated. See "Risk Factors -- Development Stage Company -- Additional Financing Requirements."
(4) Globalstar and the Strategic Service Providers intend to jointly finance the procurement of 25 gateways and long-lead parts for 25 additional gateways for resale to service providers, thereby accelerating the deployment of gateways around the world prior to the In-Service Date.


(5) Globalstar is presently evaluating a plan to purchase long-lead time component parts for possible use in constructing 6 to 12 additional satellites. The current estimated additional cost for these components is approximately $75 to $120 million, depending upon the quantity purchased. The plan has two purposes: (i) to enable Globalstar to have on-orbit at least 38 to 44 satellites during 1999, even in the event of launch failures of up to two launches of 12 satellites each, and (ii) to provide ground spares that would be readily available to replenish the satellite constellation in the event of satellite attrition during the first generation or if there are opportunities for increasing capacity. If Globalstar were to experience a launch failure, the long-lead time components would be used to build replacement satellites and the cost associated with the construction and launch of such satellites would be reimbursed through insurance. See "Risk Factors -- Development Stage Company -- Sources of Possible Delay and Increased Cost" and "Risk
    Factors -- Technological Risks -- Satellite Launch Risks -- Limited Life of Satellites."

                                 THE SECURITIES

Securities.................  6 1/2% Convertible Preferred Equivalent Obligations
                             due 2006 (the "Securities") of Globalstar
                             Telecommunications Limited. Although the Securities are not equity securities under applicable Bermuda law, the Securities are the substantial equivalent of convertible preferred stock and will be treated as such for U.S. tax purposes.

                             The Securities are convertible at a conversion price of $65.00 per share into an aggregate of 4,769,230 shares of Common Stock, representing approximately 25% of the Common Stock outstanding on a fully diluted basis, and an indirect beneficial interest in 4,769,230 units of Ordinary Partnership Interests upon conversion of the Preferred Partnership Interests, representing approximately 8.4% of the total units of Ordinary Partnership Interests outstanding on a fully diluted basis after giving effect to the GTL Guarantee Warrants and the Additional Warrants.

Principal Amount...........  $310 million.

Mandatory Redemption
Date.......................  March 1, 2006 (the "Mandatory Redemption Date").

Coupon.....................  The Securities accrue interest at the rate of
                             6 1/2% per annum. Interest will be computed on the basis of a 360-day year of twelve 30-day months and will be payable quarterly in arrears on March 1, June 1, September 1 and December 1 of each year (each an "Interest Payment Date"), commencing on June 1, 1996. The Company may make such payments in
                             (i) cash, (ii) by delivery of Common Stock to Holders (based upon 90% of the Average Market Value (as defined below)), or (iii) through any combination of the foregoing; provided however, that if Globalstar shall have paid the scheduled distribution with respect to the Preferred Partnership Interests corresponding to such payment in cash, the Company shall make such payment in cash.

                             The Company may elect to defer interest payments on any Interest Payment Date if Globalstar shall have deferred payment of the scheduled distribution in respect of the Preferred Partnership Interests corresponding to such interest payment. Arrearages of deferred but unpaid interest accruals ("Interest Arrearages") will not themselves bear interest, but so long as any Interest Arrearage remains outstanding, the Company will be prohibited from paying (i) dividends on its Common Stock, (ii) dividends on any preferred stock or (iii) interest on debt ranking pari passu with or junior to the Securities from time to time outstanding, except with respect to such pari passu debt, on a pro rata basis based on the aggregate principal amount of such debt. Preferred distributions equal to the aggregate amount of interest payable by the Company on the Securities will be payable to the Company by Globalstar in respect of the Preferred Partnership Interests if, as and when declared by Globalstar's General Partners' Committee. The Company may not elect to defer any interest payment if Globalstar has paid the scheduled distribution in respect of the Preferred Partnership Interests corresponding to such interest payment. In the event that interest payments are deferred by the Company for an aggregate of six quarterly interest payments, the holders of the Securities (the "Holders") will have the rights described under "Voting Rights" below.

Provisional Redemption by
  Company..................  The Securities may be redeemed (the "Provisional
                             Redemption") by the Company, in whole or in part, at any time prior to March 2, 1999, at a redemption price of 103% of the aggregate principal amount of the Securities to be redeemed plus accrued and unpaid interest, if any, to the date of redemption (the "Provisional Redemption Date"), in the event that the Current Market Value (as defined below) of the Common Stock equals or exceeds the following Trigger Percentages of the Conversion Price then in effect for at least 20 trading days in any consecutive 30-day trading period ending on the trading day prior to the date of mailing of the notice of Provisional Redemption (the "Notice Date"), if called for redemption in the 12-month period ending on March 1 of the following years:

                                       YEAR             TRIGGER PERCENTAGES
                                       -----            -------------------
                                       1997..                   170%
                                       1998..                   160%
                                       1999..                   150%

                             Upon any Provisional Redemption, the Company will make an additional payment (the "Interest Make-Whole Payment") with respect to the Securities called for redemption in an amount equal to the present value of the aggregate value of the interest payments thereafter payable on such Securities from the Provisional Redemption Date to the third anniversary of the Issue Date (the "Interest Make-Whole Period"). Such present value shall be calculated using the bond equivalent yield on U.S. Treasury notes or bills having a term nearest in length to that of the Interest Make-Whole Period as of the Notice Date. THE COMPANY SHALL BE OBLIGATED TO MAKE THE INTEREST MAKE-WHOLE PAYMENT ON ALL SECURITIES CALLED FOR PROVISIONAL REDEMPTION, REGARDLESS OF WHETHER SUCH SECURITIES ARE CONVERTED PRIOR TO THE PROVISIONAL REDEMPTION DATE.

Optional Redemption by
  Company..................  Commencing March 2, 1999, the Securities will be redeemable at any time, in whole or in part, at the election of the Company (the "Optional Redemption"), at a redemption price equal to the percentage of the principal amount set forth below plus accrued and unpaid interest, if any, to the date of redemption (the "Optional Redemption Date"), if redeemed in the 12-month period ending on March 1 of the following years:

                                       YEAR             REDEMPTION PRICE
                                       -----            ----------------
                                       2000..                  103%
                                       2001..                  102%
                                       2002..                  101%

                             and thereafter at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest, if any, to the Optional Redemption Date.

Mandatory Redemption by
  Company..................  The Securities are subject to mandatory redemption
                             (the "Mandatory Redemption") by the Company on the Mandatory Redemption Date, at a redemption price of 100% of the principal amount plus accrued and unpaid interest, if any (including all Interest Arrearages), to the Mandatory Redemption Date.

Method of Payments.........  Globalstar may make any payments due on the
                             Preferred Partnership Interests (i) in cash, (ii) by delivery of Ordinary Partnership Interests to the Company (as described below) or (iii) through any combination of the foregoing. Likewise, the Company may make any payments due on the Securities, including redemption payments, interest payments and the Interest Make-Whole Payment: (i) in cash; (ii) by delivery of Common Stock (based upon 90% of the Average Market Value (as defined below) in the case of interest payments, including Interest Make-Whole Payments, and 100% of the Average Market Value in the case of all other payments); or (iii) through any combination of the foregoing, provided, however, that if Globalstar shall have paid the scheduled distribution with respect to the Preferred Partnership Interests corresponding to any such payments in cash, the Company shall make such payment in cash.

                             If Globalstar shall have made any payment on the Preferred Partnership Interests by delivery of Ordinary Partnership Interests, the Company may make payments by delivery of Common Stock or a cash payment from the proceeds of a sale of Common Stock. The Company also reserves the right to make interest payments notwithstanding the fact that it shall not have received a distribution on the Preferred Partnership Interests for the corresponding Interest Payment Date.

                             If the Company elects to make a cash payment from the proceeds of any issuance of Common Stock and Globalstar shall have previously declared its intent to pay its corresponding distribution in Ordinary Partnership Interests, the valuation of the Ordinary Partnership Interests to be delivered to the Company underlying the Common Stock to be issued shall be based upon the price at which such Common Stock is sold. If the Company elects to deliver Common Stock to the Holders in lieu of a cash payment and Globalstar shall have previously declared its intent to pay its corresponding distribution in Ordinary Partnership Interests, the valuation of the Ordinary Partnership Interests to be delivered to the Company underlying such Common Stock shall be based upon 90% of the Average Market Value of the Common Stock, in the case of an interest payment, including Interest Make-Whole Payments, and 100% of the Average Market Value of the Common Stock, in the case of all other payments.

                             The Indenture (as defined below) for the Securities and the agreement governing the Preferred Partnership Interests will contain certain notice procedures to provide the Company adequate time to make all payments due on the applicable payment date. Holders will receive notice, as described in "Description of Securities -- Method of Payments", stating (i) in the case of a Provisional or Optional Redemption, the date of any such Provisional or Optional Redemption and (ii) in the case of all non-cash payments, the form of consideration that the Company will make on the applicable payment date.

                             "Average Market Value" of the Common Stock will mean the arithmetic average of the Current Market Value for the ten trading days ending on the second business day prior to the applicable date of payment.

                             "Current Market Value" of the Common Stock will mean the average of the high and low sale prices of the Common Stock as reported on the NNM or any national securities exchange upon which the Common Stock is then listed, for the trading day in question.

Optional Conversion
  by Holders...............  The Securities are convertible, in whole or in part, at the option of the Holders at any time after 60 days from the Issue Date and prior to the Mandatory Redemption Date (unless earlier redeemed by the Company), initially at the conversion price of $65.00 per share (equivalent to 0.7692 shares of Common Stock for each $50.00 principal amount of Securities). Holders will not be entitled to any Interest Arrearage upon conversion. The Conversion Price is subject to adjustment upon the occurrence of certain dilutive events.

                             Upon an optional conversion of Securities into Common Stock, the Company will convert a proportionate number of Preferred Partnership Interests into Ordinary Partnership Interests. References in this Offering Memorandum to Globalstar partnership interests shall refer collectively to the Preferred Partnership Interests and the Ordinary Partnership Interests.

Voting Rights..............  Except as required by law, the Holders of the
                             Securities are not entitled to any voting rights unless the Company has deferred interest payments for an aggregate of six quarterly interest payments (a "Deferral Trigger Event"), in which case the number of members of the General Partners' Committee of Globalstar will be increased by one and the Holders of the Securities, voting separately as a class with the holders of any other securities upon which similar voting rights have been conferred and are exercisable, will be entitled to elect one representative to such General Partners' Committee (the "CPE Representative"). In addition, upon a Deferral Trigger Event, Loral SpaceCom has agreed to use its best efforts to cause the shareholders of the Company to approve and elect a nominee to the Board of Directors of the Company designated by the Holders of the Securities (the "CPE Nominee"). If the shareholders shall fail to approve such CPE Nominee, Loral SpaceCom will seek the resignation of a Loral SpaceCom designee director from the Board of Directors of the Company and will use its best efforts to cause the Board of Directors of the Company to appoint the CPE Nominee to the Board of Directors of the Company until the next annual meeting of shareholders, at which time such appointment will be submitted to the shareholders of the Company for their approval; provided, however, that if such shareholder approval is not obtained, the above-described mechanics shall continue to be in effect. The CPE Representative and the CPE Nominee, if appointed to the Board, will promptly resign their offices upon receipt of notice from the Company that all Interest Arrearages with respect to the Securities have been paid.

Restrictive Covenants......  None.

Registration Rights........  Pursuant to a registration rights agreement (the
                             "Registration Rights Agreement") among the Company, Globalstar and the Initial Purchasers, the Company has agreed for the benefit of the Holders of Securities that it will: (i) within 120 days after the Issue Date, file a shelf registration statement (the "Shelf Registration Statement") with the

                             Commission with respect to resales of the Securities and the Common Stock issuable upon conversion thereof; (ii) use its best efforts to cause such Shelf Registration Statement to be declared effective by the Commission within 180 days after the Issue Date; and (iii) maintain such Shelf Registration Statement continuously effective under the Securities Act until the third anniversary of the Issue Date or such earlier date as of which the Securities shall no longer constitute restricted securities pursuant to Rule 144(k) or until all the Securities or the Common Stock issuable upon conversion thereof have been sold pursuant to such Shelf Registration Statement.

Listing....................  The Securities are eligible for trading by qualified institutional buyers on the PORTAL
                             Market. The Common Stock is listed on the NNM and the Company has applied for listing the Conversion Shares on the NNM.

Ranking of Securities......  The Securities will be subordinated to all existing and future Debt Obligations (as defined herein) of the Company and rank senior to preferred stock and the Common Stock with respect to the payment of dividends, payments on redemption and payments of amounts distributable upon dissolution, liquidation or winding up of the Company. The Securities will be structurally subordinate to all existing and future obligations of Globalstar. See "Ranking of Preferred Partnership Interests" below.

Preferred Partnership
Interests..................  In connection with the Original Offering,
                             Globalstar and the Company amended the partnership agreement to provide for the Company's purchase of 4,769,230 Preferred Partnership Interests. The Preferred Partnership Interests have generally the same terms and conditions as the Securities, except that they will not be subject to any registration rights, will be subordinate not just to the debt obligations of Globalstar, but to all existing and future liabilities of Globalstar, and cash distributions thereon will be limited to the amount of the partnership capital accounts that are maintained for such interests and that reflect a preferred allocation of Globalstar profits to such accounts. The Preferred Partnership Interests will have no voting rights, except as provided by law. See "Governance of Globalstar -- Preferred Partnership Interests" and "-- Allocations and Distributions."

Ranking of Preferred
Partnership Interests......  The Preferred Partnership Interests are
                             subordinated to all existing and future liabilities of Globalstar including without limitation: (i) certain distributions made to partners in respect of taxes levied upon the operations of Globalstar;
                             (ii) distribution of the Managing Partner's
                             Allocation (as defined below) to Loral/Qualcomm Satellite Services, L.P. ("LQSS"), the managing general partner of Globalstar; and (iii) the Guarantee Fee or notes that may be issued to the partners of Globalstar in lieu of such Guarantee Fee. The Preferred Partnership Interests will, however, rank senior to the Ordinary Partnership Interests with respect to the payment of distributions and otherwise receive certain preferred allocation of profits and losses. See "Risk Factors -- Risks Relating to the
                             Securities -- Subordination of Securities" and "Governance of Globalstar -- Allocations and Distributions."

                                  RISK FACTORS


     Prospective investors should carefully consider the following risk factors, in addition to the other information contained elsewhere in this Prospectus, in evaluating whether to purchase the Offered Securities. The following risk factors relate to the Company and Globalstar. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results in the future could differ significantly from the results discussed in such forward-looking statements. Factors that could cause or contribute to such a difference include, but are not limited to, those discussed below in "Risk Factors" as well as elsewhere in this Prospectus and in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" in the Company's Exchange Act reports incorporated by reference into this Prospectus.


DEVELOPMENT STAGE COMPANY

     Development Stage Company; Expectation of Continued Losses; Negative Cash Flow. Globalstar is a development stage company and has no operating history. From its inception, Globalstar has incurred net losses and expects such losses to continue. Globalstar will require expenditures of significant funds for development, construction, testing and deployment before commercialization of the Globalstar System. Globalstar does not expect to launch satellites until the second half of 1997, to commence operations before the second half of 1998 or to achieve positive cash flow before 1999. There can be no assurance that Globalstar will achieve its objectives by the targeted dates. In addition, upon deployment and commencement of operations, any failure on the part of management to manage effectively the growth of Globalstar may have an adverse effect on the business of Globalstar.

     Additional Financing Requirements. Globalstar expects to require total capital of approximately $2.2 billion for capital expenditures, development and operating costs of the system through 1998. To date, Globalstar has raised or received commitments for approximately $1.4 billion in equity, debt and vendor financing. Globalstar believes that its current equity, debt and vendor financing commitments and the net proceeds of the Original Offering are sufficient to fund Globalstar's requirements into the first quarter of 1997. Additional funds to complete the Globalstar System are expected to be obtained from a combination of sources, including the issuance of debt, projected Service Provider Payments, projected net service revenues from initial operations, anticipated payments from the sale of gateways and Globalstar Phones and placements of limited partnership interests with new and existing strategic investors. There can be no assurance that additional funds required to complete the Globalstar System will be available or realized as anticipated. If there are unforeseen delays, if technical or regulatory developments result in a need to modify the design of all or a portion of the Globalstar System, if service provider agreements for additional territories are not entered into at the times or on the terms anticipated by Globalstar or if other additional costs are incurred, the risk of which is substantial in view of the early stage of Globalstar's development, additional capital will be required. The ability of Globalstar to achieve positive cash flow will depend upon the successful and timely design, construction and deployment of the Globalstar System, the successful marketing of its services by service providers and the ability of the Globalstar System to successfully compete against other satellite-based telecommunications systems, as to which there can be no assurance. If Globalstar fails to commence commercial operations in the second half of 1998 or achieve positive cash flow in 1999, additional capital will be needed.

     Although Globalstar believes it will be able to obtain the additional financing it requires, there can be no assurance that the capital required to complete the Globalstar System will be available from the public or private capital markets or from its existing partners on favorable terms or on a timely basis, if at all. A substantial shortfall in meeting its capital needs would prevent completion of the Globalstar System. See "Summary -- Sources and Uses of Capital by Globalstar."

     Sources of Possible Delay and Increased Cost. Potential investors should be aware of the problems, delays and expenses that may be encountered by an enterprise in Globalstar's stage of development, many of which may be beyond Globalstar's control. These may include, but are not limited to, problems related to technical development of the system, testing, regulatory compliance, manufacturing and assembly, the competitive and regulatory environment in which Globalstar will operate, marketing problems and costs and expenses that may exceed current estimates. Delay in the timely design, construction, deployment, commer-cial operation and achievement of positive cash flow of the Globalstar System could result from a variety of causes, including delays associated with the regulatory process in various jurisdictions, delay in the integration of the Globalstar System into the land-based network, changes in the technical specifications of the Globalstar System due to regulatory developments or otherwise, delays encountered in the construction, integration or testing of the Globalstar System by Globalstar vendors, delayed or unsuccessful launches, delays in financing, insufficient or ineffective service provider marketing efforts, slower-than-anticipated consumer acceptance of Globalstar service and other events beyond Globalstar's control. Substantial delays in any of the foregoing matters would delay Globalstar's achievement of profitable operations.

REGULATION

     Licensing Risks; Impact of Multiple FCC Licensees; Impact on System Capacity. The operations of the Globalstar System are and will continue to be subject to United States and foreign regulation. In order to operate in the United States and on an international basis, the Globalstar System must be authorized to provide MSS in each of the jurisdictions in which its service providers intend to operate. On January 31, 1995, the FCC authorized Loral/Qualcomm Partnership, L.P. ("LQP"), the general partner of Globalstar's managing general partner, to construct, launch and operate the Globalstar System for the purpose of providing MSS in the United States (the "FCC License"). The FCC License was subsequently assigned to L/Q Licensee, Inc. ("L/Q Licensee"), a wholly owned subsidiary of LQP. Even though Globalstar has received an FCC authorization, there can be no assurance that the further regulatory approvals required for worldwide operations will be obtained, or that they will be obtained in a timely manner or in the form necessary to implement Globalstar's proposed operations. Globalstar's business may also be significantly affected by regulatory changes resulting from judicial decisions and/or adoption of treaties, legislation or regulation by the national authorities where the Globalstar System plans to operate. The FCC License authorizes the construction, launch and operation of the satellite constellation and assigns the system's user links in the United States. Globalstar must still receive unconditional authorization for its feeder links. Separate licenses must also be obtained from the FCC for operation of gateways and Globalstar Phones in the United States. Failure to obtain, or delay in obtaining, any such authorization would adversely affect implementation of the system. As discussed below, the feeder link spectrum proposed for use with the Globalstar System has been allocated internationally but has not yet been allocated in the United States for MSS feeder links.


     The MSS applications of LQP and five other companies (the "MSS applicants") were considered concurrently at the FCC (the "MSS Proceeding") for authority to construct, launch and operate MSS systems in the United States capable of operating within the MSS user links. The FCC has stated that it could grant up to five licenses for systems in the MSS user link spectrum. On January 31, 1995, LQP and two other applicants (one a time division multiple access ("TDMA") system and the other a CDMA system) were granted authorizations to construct, launch and operate their proposed MSS systems. The three remaining applicants have been given until September 16, 1996 to demonstrate that they meet the FCC's financial qualification standard for MSS systems. The FCC has stated that it will not consider additional applications for these user links until the processing of these first six applications has been completed.



     To the extent that additional MSS systems are authorized by the FCC or other national regulatory bodies to use the spectrum for which Globalstar has been authorized, the Globalstar System's capacity would be reduced. The FCC licensees, and any others that may be licensed from the three pending applications, will compete with Globalstar for investment capital, subscribers and service providers in markets all over the world. See
"-- Demand -- Competition." In addition, the FCC License is subject to two pending judicial appeals. The FCC dismissed or denied petitions for reconsideration and denied an application for review of the decision to grant LQP's application; however, two of the deferred applicants have filed judicial appeals of the FCC's decision to find LQP qualified to hold the FCC License. The two unsuccessful applicants have also appealed the FCC decisions on their applications as well as the grant of licenses to other applicants. While Globalstar believes that these appeals are without merit, there can be no assurance that these appeals would not result in either reversal or stay of the FCC's decision to grant the FCC License to LQP or ultimately result in the grant of additional licenses by the FCC.

     In the event that the FCC were to be judicially required to reconsider its licensing procedures as a result of judicial appeals, there is a risk that the FCC could reprocess the MSS applicants and adopt a different licensing procedure. Under these circumstances, there can be no assurance that the FCC would not use an auction procedure to award licenses. There is also no assurance that licensing authorities in other jurisdictions would not adopt auction procedures. If an applicable regulatory authority were to adopt an auction procedure, there can be no assurance that L/Q Licensee or the applicable Globalstar service providers in such territories would be willing or able to compete therein as successfully as other MSS applicants. In addition, even if L/Q Licensee or the applicable Globalstar service providers were successful in obtaining MSS licenses as a result of such spectrum auctions, the increased cost and expenses incurred for such licenses could adversely affect Globalstar's prospects.

     Authorization will be required in each country in which Globalstar Phones are used and in which Globalstar's gateways are located. Local regulatory approval for operation of the Globalstar System is the responsibility of the service providers in each territory. Although many countries have moved to privatize the provision of telecommunications service and to permit competition in the provision of such service, some countries continue to require that all telecommunications service be provided by a government-owned entity. While service providers have been selected, in part, based upon their perceived qualifications to obtain the requisite local approvals, there can be no assurance that they will be successful in doing so, and if they are not successful, Globalstar service will not be available in such territories. In that event, depending upon geographical and market considerations, Globalstar may or may not have the ability to redirect the system capacity that such territories would have otherwise used to serve territories in which service is authorized.

     Regulatory schemes in countries in which Globalstar or its service providers seek to operate may impose impediments on Globalstar's operations. There can be no assurance that such restrictions would not be unduly burdensome.

     Availability of Requested Feeder Link Spectrum. The frequencies in which Globalstar proposes to operate its feeder links were allocated internationally at the International Telecommunication Union's ("ITU") WRC '95 for non-geostationary MSS feeder links. The FCC has granted LQP conditional authority to construct a system at its own risk capable of operating in a similar set of frequencies, and L/Q Licensee has filed a request at the FCC for unconditional assignment of feeder links consistent with WRC '95 allocations.


     Potential Interference with Glonass. A segment of the Russian Global Navigation Satellite System ("Glonass") currently operates worldwide in a portion of the frequency band proposed to be used by Globalstar and other MSS systems for the user uplinks, resulting in potential difficulty in meeting protection requirements for Glonass in the lower portion of the MSS band. Glonass is a Russian multi-satellite geopositioning system, operating in non-geostationary orbit. Glonass was developed for use in military aircraft navigation and for precision deployment of missiles. However, Glonass may soon be used in civilian aviation navigation. An agreement has been secured to move Glonass to a lower frequency band by 1998, thereby providing additional separation between MSS and Glonass operations to MSS systems. Negotiations are ongoing between U.S. government officials and officials from the Russian Federation to move Glonass to an even lower frequency band, thereby facilitating full use of the 1610-1626.5 MHz band for MSS. Pending this frequency modification, a segment of the MSS spectrum may not be useable for MSS user uplinks so as to create a protective band of spectrum for Glonass. This is not expected to have an adverse effect on Globalstar's capacity in the United States. A decision to protect Glonass on the part of regulatory authorities in nations making extensive use of Globalstar fixed services, however, could reduce Globalstar's effective system capacity in such jurisdictions.


     European Union Regulatory Matters. European Union competition law proscribes agreements that have the effect of appreciably restricting or distorting competition in the European Union. Globalstar and others have received an inquiry from the Commission of the European Union requesting information regarding its activities. A violation of European Union competition law could subject Globalstar to fines or enforcement actions that could result in expenses to Globalstar, delay the commencement of Globalstar service in western Europe, and/or depending on the circumstances, adversely affect Globalstar's contractual rights vis-a-vis its European strategic partners. In addition, the Commission has proposed legislation at the European Union level which, if adopted, would give the Commission broad regulatory authority over "satellite PCS" systems such as Globalstar.

TECHNOLOGICAL RISKS

     Technological Risks. The Globalstar System is exposed to the risks inherent in a large-scale complex telecommunications system employing advanced technologies which must be adapted to the Globalstar application and which have never been tested or used as a commercial whole. Deployment of the Globalstar satellite constellation will involve volume production and testing of satellites in quantities significantly higher than those previously prevailing in the industry. The integration of a worldwide LEO satellite-based system like Globalstar has never occurred; there is no assurance that such integration will be successfully implemented. The operation of the Globalstar System will require the detailed design and integration of advanced digital communications technologies in devices from personal handsets and public telephone networks to gateways in remote regions of the globe and satellites operating in space. The failure to develop, produce and implement the system, or any of its diverse and dispersed elements, as required, could delay the In-Service or Full Constellation Date of the Globalstar System or render it unable to perform at the quality and capacity levels required for success.

     Satellite Launch Risks. Satellite launches are subject to significant risks, including disabling damage to or loss of the satellites. Historically, launch failure ("hot failure") rates on low-earth orbit and geostationary satellite launches have been approximately 10%. However, launch failure rates may vary depending on the particular launch vehicle. The McDonnell-Douglas Delta launch vehicle, scheduled to launch the first eight satellites (four per launch) of the Globalstar satellite constellation, recently suffered a partial launch failure on one out of its last fifty launches. The Ukrainian Zenit launch vehicle, which is proposed to launch 36 Globalstar satellites (twelve per launch), has never been used in commercial applications. The Chinese Long March 2E, which is currently scheduled to be used as the vehicle to launch the last twelve satellites of the Globalstar satellite constellation (twelve per launch), has experienced two failures in its last five attempts. In addition, a Long March 3B recently suffered a failure on its maiden launch attempt. These failures are being studied to assess their implications for the deployment of Globalstar satellites. Globalstar currently anticipates launching satellites in groups of either four or 12 satellites in each launch. Satellite launches of more than eight commercial satellites have not been attempted before. There is no assurance that Globalstar satellite launches will be successful or that its launch failure rate will not exceed the industry average.

     Globalstar's contract with SS/L for the construction and launch of its satellite constellation requires SS/L to procure insurance covering the replacement cost of satellites lost in the event of hot failure. There is no assurance, however, that launch insurance will be available or that, if available, would be at a cost or on terms acceptable to Globalstar. Globalstar's launch contracts for 64% of its satellite constellation provide for relaunches at no additional charge in the event of a hot failure. However, the launch provider may, because of financial reasons or otherwise, be unable to provide such relaunches. A single launch failure would result in a loss of either four or 12 Globalstar satellites. Although the cost of replacing such satellites and launch vehicles will in most cases be covered by insurance, a launch failure could result in delays in the In-Service or the Full Constellation Date. See
"-- Limited Insurance."

     SS/L has agreed to obtain launch vehicles on behalf of Globalstar and arrange for the launch of Globalstar satellites at an estimated total cost of $302 million for all 56 satellites, subject to an equitable adjustment in light of future market conditions, which may, in turn, be influenced by international political developments. An adverse change in launch vehicle market conditions which prohibits Globalstar from utilizing the launch vehicles for which it has contracted could result in an increase in the launch cost payable by Globalstar, which may be substantial. In addition, there can be no assurance that replacement launch vehicles will be available in the future at a cost or on terms acceptable to Globalstar.

     Two of Globalstar's launch operators are subject to export control regulations. China Great Wall Industry Corporation ("China Great Wall"), the manufacturer of the Long March 2E and 3B, is located in China. NPO Yuzhnoye ("Yuzhnoye"), based in Ukraine, has certain ties with Russia and intends to launch the Zenit rocket from a launch site in Kazakhstan. Changes in governmental policies or political leadership in the

United States, China, Ukraine, Russia or Kazakhstan could affect the cost, availability, timing and/or overall advisability of utilizing these launch providers. While there is no assurance that the necessary export licenses will be obtained, Globalstar has provided against the risk that such licenses will not be granted or that the deterioration in the relationships between the United States and these countries may make the use of such launch providers inadvisable by procuring options on sufficient launches with a U.S.-based launch provider to launch all the remaining satellites of the Globalstar constellation. If Globalstar were to exercise these options for U.S. launches in the wake of the failure to obtain any necessary export licenses or as a result of adverse developments in U.S. relations with these countries, the cost of launching the Globalstar satellite constellation would be significantly increased.

     Limited Life of Satellites. A number of factors will affect the useful lives of Globalstar's satellites, including the quality of construction, expected gradual environmental degradation of solar panels and the durability of component parts. Random failure of satellite components could result in damage to or loss of a satellite ("cold failures"). In rare cases, satellites could also be damaged or destroyed by electrostatic storms or collisions with other objects. As a result of these factors, the first-generation satellite constellation (including spares) is designed to operate at full performance for a minimum of 7 1/2 years, after which performance is expected to gradually decline. However, there can be no assurance of the constellation's specific longevity. Globalstar's operating results would be adversely affected in the event the useful life of the satellites were significantly shorter than 7 1/2 years. Globalstar anticipates using funds generated from operations to develop a second generation of satellites. If sufficient funds from operations are not available and Globalstar is unable to obtain external financing for the second-generation constellation, Globalstar will not be able to deploy a second-generation satellite constellation to replace first-generation satellites at the end of their useful lives. In that event, the Globalstar System would cease operations at that time.

     Limited Insurance. Globalstar intends to obtain insurance against launch failure which would cover the cost of relaunch and the replacement cost of lost satellites in the event of hot failures for 56 satellites in its constellation. However, Globalstar may self-insure for hot failures for up to 12 such satellites. Globalstar's contract with SS/L provides for the construction and launch of eight spare satellites to minimize the effect of any launch or orbital failures. Globalstar currently does not intend to purchase insurance to cover any cold failures that may occur once the satellites have been successfully deployed from the launch vehicle. Globalstar's management believes that this quantity of spare satellites will be sufficient for full commercial operation. However, there can be no assurance that additional satellites and launches will not be required. In such an event, in addition to the replacement costs incurred by Globalstar, the date for commencement of full commercial operations may be delayed.

     SS/L has agreed to obtain on Globalstar's behalf insurance for the cost of replacing satellites lost in hot failures, and for any relaunch costs not covered by the applicable launch contract, for an estimated premium of $92 million, in certain circumstances subject to an equitable adjustment in light of future market conditions. An adverse change in insurance market conditions may result in an increase in the insurance premium paid by Globalstar, which may be substantial. In addition, there is no assurance that launch insurance will be available or that, if available, would be at a cost or on terms acceptable to Globalstar. Globalstar's contract with SS/L provides for the construction and launch of eight spare satellites to minimize the effect of any launch or orbital failures. Globalstar's management believes that this quantity of spare satellites will be sufficient for initial operation. However, there can be no assurance that additional satellites and launches will not be required. In such an event, in addition to the replacement costs incurred by Globalstar, Globalstar's In-Service or Full Constellation Date may be delayed.

FUTURE OPERATING RISKS

     Dependence on Service Providers and Other Third Parties. The availability of Globalstar service in each region or country will depend upon the cooperation, operational and marketing efficiency, competitiveness, finances and regulatory status of Globalstar's service provider in that region or country. The willingness of companies to become service providers will depend upon a variety of factors, including pricing, local regulations and Globalstar's competitiveness with other satellite-based telecommunications systems. Globalstar believes that enlisting the support of established telecommunications service providers, some of which are the dominant carriers in their markets, will be essential both to obtaining necessary local regulatory approvals and to rapidly accessing a broad market of potential users. Globalstar's Strategic Service Providers have agreed to act as exclusive service providers in 70 countries although it is anticipated that in many cases these partners will enter into strategic alliance with local service providers to provide Globalstar service in these countries. In addition, Globalstar expects to raise additional funds prior to the Full Constellation Date in the form of Service Provider Payments from prospective service providers in other territories throughout the world. Globalstar's business plan assumes that Globalstar will contract with service providers to provide service in the remaining territories of the world, in certain cases, on terms more favorable to Globalstar than those contained in its founding service provider agreements, and that such agreements will provide for Service Provider Payments due prior to the Full Constellation Date aggregating $120 million. There can be no assurance that additional service provider agreements will be entered into in the future or that this plan will be achieved. If such Service Provider Payments are not realized, Globalstar will be required to obtain other sources of financing in order to complete the Globalstar System.

     If the service providers fail to obtain the necessary local regulatory approval or to adequately market and distribute Globalstar's services, Globalstar's business could be adversely affected. There can be no assurance that enough service providers will contract for Globalstar service and procure and install the gateways and obtain the regulatory licenses necessary for complete global service. Failure to offer service in any particular region will eliminate that area's market potential and reduce Globalstar's ability to service its global roamer market.

     Certain strategic partners and other third parties are designing and constructing the component parts of the Globalstar System and launching the Globalstar satellites. In the event such parties are unable to perform their obligations or are unable or not permitted due to political considerations to provide Globalstar with a launch vehicle to launch its satellites, Globalstar's In-Service and Full Constellation Date may be delayed and its costs may be increased.

     Risks of Doing Business in Developing Markets; Currency
Risks. Globalstar's largest potential markets are in developing countries or regions that are substantially underserved and not expected to be served by existing telecommunications systems. In doing business in such markets, Globalstar and its local service providers may face market, inflation, interest rate and currency fluctuation, government policy, price and wage, exchange control, taxation and social instability, expropriation and other economic, political or diplomatic conditions that are significantly more volatile than those commonly experienced in the United States and other industrialized countries. Although Globalstar anticipates that it will receive payments from its service providers in U.S. dollars, limited availability of U.S. currency in these local markets may prevent a service provider from making payments in U.S. dollars. Moreover, under certain pricing arrangements that Globalstar will offer to its service providers, exchange rate fluctuations may affect the price Globalstar will be entitled to receive for its services. There can be no assurance that, in connection with entering into agreements with additional service providers, or in connection with any agreements with its present service providers, Globalstar will not incur any additional risks relating to currency fluctuations.

     Pricing Risk. Globalstar's pricing to service providers will, under certain circumstances, not be automatically adjusted for inflation; in such cases, Globalstar will be able to increase its pricing to service providers only if the service provider increases its prices to subscribers, and it may be required to lower its pricing if the service provider lowers its prices to subscribers. In recent years, pricing in the telecommunications industry has trended downward, in some cases making it difficult for service providers to raise their prices to compensate for cost inflation. In the event that Globalstar is unable to offset any increased costs resulting from inflation with efficiency advances in its technology, Globalstar's business may be adversely affected.

     Although Globalstar expects future service provider agreements to contain pricing terms more favorable to Globalstar than those contained in its agreements with founding service providers, there can be no assurance that such terms will be achieved or that such terms will, on the one hand, be high enough to provide an attractive return on Globalstar's costs of designing, constructing and operating the Globalstar System or, on the other hand, be attractive enough to service providers to induce them to provide service, including, where applicable, to make Service Provider Payments and, further, to permit them to offer the service to end users at rates which will attract adequate subscriber volume. In the event that Globalstar reduces its standard pricing, Globalstar's revenues at given levels of usage will be lower than the revenue levels currently anticipated.


     Substantial Leverage. Globalstar has entered into an agreement with a bank syndicate for a $250 million credit facility expiring December 15, 2000, and also expects to utilize $310 million of committed vendor financing which is scheduled to mature earlier than the Mandatory Redemption Date. The Globalstar Credit Agreement permits Globalstar to incur up to $950 million of indebtedness on a senior basis to finance the buildout of the Globalstar System; an unlimited amount of indebtedness may be incurred by Globalstar on a subordinated basis. The Preferred Partnership Interests also do not limit the amount of indebtedness that Globalstar may incur. Significant additional debt is expected to be incurred in the future. As a result, Globalstar is expected to become highly leveraged. Globalstar will be dependent on its cash flow from operations to service this debt. Any delay in the commencement of Globalstar operations will adversely affect Globalstar's ability to service its debt obligations. Globalstar's current and future debt service requirements could have important consequences to holders of the Offered Securities, including the following: (i) limiting Globalstar's ability to obtain additional financing for future working capital needs or financing for deployment, development and operation of the Globalstar System or other purposes; (ii) dedicating a substantial portion of Globalstar's cash flow from operations to the payment of principal and interest on its indebtedness, thereby reducing funds available for operations and distributions on its Preferred Partnership Interests; and (iii) increasing Globalstar's vulnerability to adverse economic conditions than less leveraged competitors and, thus, limiting its ability to withstand competitive pressures. The discretion of Globalstar's management with respect to certain business matters will be limited by covenants contained in the Globalstar Credit Agreement and future debt instruments. Among other things, the covenants contained in the Globalstar Credit Agreement restrict, condition or prohibit Globalstar from paying cash distributions on its partnership interests, creating liens on its assets, making certain asset dispositions, conducting certain other business and entering into transactions with affiliates and related persons. There can be no assurance that Globalstar's leverage and such restrictions will not materially and adversely affect Globalstar's ability to finance its future operations or capital needs or to engage in other business activities. Moreover, a failure to comply with the obligations contained in the Globalstar Credit Agreement or any agreements with respect to additional financing could result in an event of default under such agreements, which could permit acceleration of the related debt and acceleration of debt under future debt agreements that may contain cross-acceleration or cross-default provisions. See "Summary -- Sources and Uses of Capital by Globalstar" and "-- Development Stage
Company -- Additional Financing Requirements."



     Product Liability; Alleged Health Risks. There has been adverse publicity concerning alleged health risks associated with the use of portable hand-held telephones with transmitting antennas integrated into handsets. On March 11, 1993, the FCC proposed amending and updating its guidelines for evaluating environmental radio frequency radiation from FCC-regulated transmitters. On August 1, 1996 the FCC announced new guidelines to become applicable to applications filed after January 1, 1997, based primarily on the exposure criteria recommended in 1986 by the National Council on Radiation Protection and Measurements ("NCRP"). Guidelines applicable to certain portable transmitting devices are based on the NCRP criteria and the exposure criteria developed by the Institute of Electrical and Electronic Engineers and recommended in 1992 by the American National Standards Institute. The handsets Globalstar has contracted with Qualcomm to develop for use by mobile subscribers will have antennas for communication with the satellites and, in the case of the dual-mode hand-held Globalstar Phones, with the land-based cellular system. Because hand-held Globalstar Phones will use on average lower power to transmit signals than traditional cellular units, Globalstar does not believe that the proposed new guidelines will require any significant modifications of the Globalstar System or of the mobile hand-held Globalstar Phones designed to be used with the Globalstar System. There can, however, be no assurance that the guidelines, as adopted, or any associated health concerns, would not have an adverse effect on Globalstar's mobile handset business.


     Effect of Loss of Key Personnel. The success of Globalstar's business will be partially dependent upon the ability of Globalstar to attract and retain highly qualified technical and management personnel. None of Globalstar's existing employees has an employment contract with Globalstar nor does Globalstar maintain "key man" insurance with respect to any of such individuals. There can be no assurance that Globalstar will be able to retain such persons or attract other highly qualified personnel. Globalstar is dependent upon officers of Loral SpaceCom or subsidiaries thereof for senior management services. Although one such officer has an employment agreement with Loral SpaceCom, there can be no assurance that such person will continue to be employed by Loral SpaceCom and thus continue to be available to Globalstar. The loss of any of these individuals and the subsequent effect on business relationships could have an adverse effect on Globalstar's business.

DEMAND

     Competition. Competition in the telecommunications industry is intense, fueled by rapid and continuous technological advances and alliances between industry participants on an international scale. Although no present participant is currently providing the same global personal telecommunications service proposed by Globalstar, it is anticipated that one or more additional competing MSS systems will be launched and that the success, or anticipated success, of Globalstar and its competitors could attract other entrants. If any of Globalstar's competitors succeeds in marketing and deploying its system substantially earlier than Globalstar, Globalstar's ability to compete in areas served by such competitor may be adversely affected. A number of satellite-based telecommunications systems not involved in the MSS Proceeding have also been proposed using geostationary satellites and, in one case, a MEO system.

     Globalstar's most direct competitors are the two other FCC-licensed MSS applicants, Motorola, Inc.'s ("Motorola") IRIDIUM system ("Iridium") and TRW, Inc.'s ODYSSEY system ("Odyssey"), and ICO Global Communications' global satellite system ("ICO"). ICO was not an applicant or a licensee in the MSS Proceeding or any other proceedings before the FCC; it is seeking to operate in a different frequency band not available for use by MSS systems under current international guidelines in place until 2000. Comsat Corporation ("Comsat"), the U.S. signatory to the International Maritime Satellite Organization ("Inmarsat"), has applied to the FCC to participate in the procurement of facilities of the system proposed by ICO. It has also sought FCC approval of a proposal to extend the scope of services provided by Inmarsat, currently limited to maritime services, to include telecommunications services to land-based mobile units. These applications are currently pending before the FCC. Comsat has been instructed in the past by the U.S. government to seek to ensure that ICO does not receive preferred access to any market and that non-discriminatory access to such areas for all mobile satellite communications networks be established, subject to spectrum coordination and availability. Nonetheless, because ICO is affiliated with Inmarsat and because its investors include state-owned telecommunications monopolies in a number of countries, there can be no assurance that ICO might not be given preferential treatment in the local licensing process in those countries. It is also possible that one or more of the three pending MSS applicants will demonstrate financial qualification sufficient to obtain an FCC license and become a competitor of Globalstar.

     In addition to competing for investment capital, subscribers and service providers in markets all over the world, the MSS systems, including Globalstar, also compete with each other for the limited spectrum available for MSS operations. Unlike CDMA systems such as Globalstar and Odyssey, which permit multiple systems to operate within the same band, the design of Iridium's TDMA system requires a separate frequency segment dedicated specifically for its use. If more than two CDMA systems become operational, CDMA systems like Globalstar will effectively have a smaller spectrum segment within which to operate their user uplinks in the U.S. While CDMA does permit spectrum sharing among competing systems, the capacity of the systems operating within that spectrum will decrease as the number of systems operating in the band increases. For example, Globalstar's capacity over a given area would decrease by approximately 25% if the total number of licensed MSS systems increased from three to four, assuming that Iridium is one of the licensed systems and the two other CDMA systems receiving licenses have technical characteristics similar to Globalstar's and are experiencing the same level of usage.

     The FCC has declined to make efforts to extend the U.S. band plan for CDMA and TDMA Big LEO systems to other countries. However, it has stated that it plans to express the view in discussions with other administrations that global satellite systems are more likely to succeed if individual administrations adopt complementary systems for licensing them.

     Geostationary-based satellite systems, including American Mobile Satellite Corporation ("AMSC"), Asia Pacific Mobile Telecom ("APMT"), Afro-Asian Satellite ("ASC"), PT Asia Cellular Satellite ("ACES"), Lockheed Martin's Satphone and Comsat's Planet-1 plan to provide satellite-based telecommunications services in areas proposed to be serviced by Globalstar. Because some of these systems involve relatively simple ground control requirements and are expected to deploy no more than two satellites, they may succeed in deploying and marketing their systems before Globalstar. In addition, coordination of standards among regional geostationary systems could enable these systems to provide worldwide service to their subscriber base, thereby increasing the competition to Globalstar. For example, Comsat has announced a global mobile satellite service (Planet-1) to commence in 1996 using existing Inmarsat satellites, a six-pound, laptop-size phone, costing $3,000 with an expected per-minute usage rate of $3.00. Comsat has announced plans to offer Planet-1 services on a regional basis in Asia, Africa and the Middle East in the summer of 1996 and in Europe and the Americas in the fourth quarter of 1996.

     Some of these potential competitors have financial, personnel and other resources substantially greater than those of Globalstar. Many of these competitors are raising capital and may compete with Globalstar for service providers and financing. Technological advances and a continuing trend toward strategic alliances in the telecommunications industry could give rise to significant new competitors. There can be no assurance that some of these competitors will not provide a more efficient or less expensive service. However, Globalstar believes that based upon the public statements and other publicly available information of the other MSS applicants, Globalstar will be a low-cost provider. Depending on the competitive environment, however, pricing competition could require Globalstar to reduce its anticipated pricing to service providers, thus adversely affecting its financial performance.

     Satellite-based telecommunications systems are characterized by high up-front costs and relatively low marginal costs of providing service. Several systems are being proposed, and, while the proponents of these systems foresee substantial demand for the services they will provide, the actual level of demand will not become known until such systems are constructed, launched and begin operations. If the capacity of Globalstar and any competing systems exceeds demand, price competition could be particularly intense. See
"-- Regulation -- Licensing Risks; Impact of Multiple FCC Licensees; Impact on System Capacity."


     TELEDESIC(R) ("Teledesic"), GM Hughes Electronics Corp.'s Spaceway(R) ("Spaceway") and Loral SpaceCom's Cyberstar ("Cyberstar") have each applied to the FCC for licenses to operate satellite-based telecommunications and video transmission systems in the 28GHz Ka-band. Certain MSS applicants, not including Globalstar, have applied to use this band for their feeder uplinks, as have proponents of land-based Local Multipoint Distribution Services ("LMDS") for cellular television services. The FCC is in the process of developing a band-width allocation plan for use of the available Ka-band spectrum by these services, and recently adopted a band plan which designates frequencies for MSS feeder links and Fixed-Satellite Service Systems, such as Teledesic, Spaceway and Cyberstar. Globalstar's primary business will be voice telephony, and its data transmission business will be focused on small data packet services such as paging and messaging. It therefore does not regard the television or broadband data services to fixed terminals proposed by Teledesic, Spaceway and Cyberstar or the wireless cable and fixed telephony services proposed by the LMDS applicants as competing services.


     Risk of Accelerated Build-Out and Competing Technological Advances. It is expected that as land-based telecommunications services expand to regions currently underserved or not served by wireline or cellular services, demand for Globalstar service in those regions may be reduced. If such systems are constructed at a more rapid rate than that anticipated by Globalstar, the demand for Globalstar service may be reduced at rates higher than those assumed in Globalstar's market analysis. Globalstar may also face competition in the future from companies using new technologies and new satellite systems. New technology could render Globalstar obsolete or less competitive by satisfying consumer demand in alternative ways or through the introduction of incompatible telecommunications standards. A number of these new technologies, even if they are not ultimately successful, could have an adverse effect on Globalstar as a result of their initial marketing efforts. Globalstar's business would be adversely affected if competitors begin operations or existing or new telecommunications service providers penetrate Globalstar's target markets before completion of the Globalstar System.

     Subscriber Acceptance. Subscriber acceptance of the Globalstar System (both in terms of placement of Globalstar Phones and subscriber usage thereof) will depend upon a number of factors, including price, demand for service and the extent of availability of alternative telecommunications systems. If the level of actual subscriber demand and usage for Globalstar service is below that expected by Globalstar, Globalstar's cash flow will be adversely affected. Globalstar's hand-held phone is expected to be larger and heavier for the same talk time than today's smallest and lightest pocket-sized, hand-held cellular telephones and is expected to have a significantly longer and thicker antenna than hand-held cellular telephones. The Globalstar System will function best when there is an unobstructed line-of-sight between the user and one or more of the Globalstar satellites overhead. Obstacles such as buildings, trees or mountainous terrain may degrade service quality, more so than would be the case with terrestrial cellular systems, and service may not be available in the core of high-rise buildings. There is no assurance that these characteristics of the hand-held Globalstar Phone will not adversely affect subscriber demand for Globalstar service.

STRUCTURAL AND MARKET RISKS

     Potential Conflicts of Interest. Partners of LQSS, the managing general partner of Globalstar, or their affiliates are principal suppliers to Globalstar of the major components of the Globalstar System, and are also expected to engage in the manufacture of system elements to be sold to service providers and subscribers. A substantial portion of the proceeds of the Original Offering will be used to fund Globalstar's obligations under these contracts. During the design, development and deployment of the Globalstar System, Globalstar will be substantially dependent upon the management skills of Loral SpaceCom and certain technologies developed by affiliates of Loral, Qualcomm and SS/L to design and manufacture the Globalstar satellite constellation, satellite operations control centers ("SOCCs"), GOCCs, gateways and Globalstar Phones. Globalstar has entered into contracts for the design of various segments of the Globalstar System with affiliates of LQSS, including a fixed-price satellite production contract with SS/L and a cost-plus-fee contract with Qualcomm to design the gateways, GOCCs and Globalstar Phones. To the extent that such contracts have been or will be awarded to partners of Globalstar or LQSS or their affiliates, such parties will have a conflict of interest with respect to the terms thereof.

     Partners and affiliates of Globalstar, including companies affiliated with or controlled by Loral SpaceCom, will be among Globalstar's principal service provider customers and may therefore have conflicts of interest with respect to the terms of Globalstar's service provider agreements and any proposed amendments thereto. In addition, if Globalstar is unable to offer Globalstar service to a service provider on competitive terms in a particular country or region, such a service provider, which may be a partner of Globalstar, can act as a service provider to a competing MSS system in such region or country while at the same time serving as a Globalstar service provider in other markets.

     Controlling Person. Globalstar is currently managed by a General Partners' Committee, a majority of the representatives on which are designated directly or indirectly by Loral SpaceCom. Representatives on the General Partners' Committee not affiliated with Loral SpaceCom (the "Independent Representatives") will, however, have the right to pass upon certain matters prior to any decision to submit such matters to a vote of the partners and will have certain authority over the hiring or dismissal of senior officers of Globalstar.

     Change of Control of GTL and Reduction in Interest; Investment Company Act Considerations. In the event of (i) a change of control of the Company at a time when the Company owns less than 50% of the Globalstar partnership interests outstanding, including certain changes in the Company's Board of Directors, or
(ii) a sale or other disposition of partnership interests following which the equity interest of the Company in Globalstar has been reduced to an interest of less than 5% (a "Reduction in Interest"), which, in the event of either clause
(i) or (ii) above has not been approved by LQSS or by the partners of Globalstar, the Company will become a limited partner in Globalstar and will no longer appoint representatives to serve on Globalstar's General Partners' Committee. Certain other governance rights granted to the Company under Globalstar's partnership agreement will also be revoked, and the Company will enjoy only the rights of a limited partner in Globalstar. If the Company were to cease participation in the management of Globalstar, which would result if the Company were to undergo a change of control or a Reduction in Interest shall have occurred, its interest in Globalstar could be deemed an "investment security" for purposes of the Investment Company Act of 1940, as amended (the "Investment Company Act"). In general, a person is an "investment company" if, subject to certain exceptions, it owns investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items). The Company's sole asset is its partnership interests in Globalstar. A determination that such investment was an investment security could result in the Company's being deemed to be an investment company under the Investment Company Act and its becoming subject to the registration and other requirements of the Investment Company Act. In order to register, the Company might be required to reincorporate as a domestic U.S. corporation and would thereafter be subject to U.S. tax on its worldwide income, subject to any applicable foreign tax credits. Absent a change of control or a Reduction in Interest, Globalstar intends to conduct its operations so as to avoid being deemed an investment company under the Investment Company Act.

     No Dividends; Holding Company Structure; General Partner Liability. GTL has not declared or paid any dividends on its Common Stock, and Globalstar has not made any distributions to its partners, since their respective dates of inception. Except for interest payments by the Company on the Securities and distribution payments by Globalstar on the Preferred Partnership Interests, the Company and Globalstar do not currently anticipate paying any such dividends or distributions prior to Globalstar's Full Constellation Date and achievement of positive cash flow, which is not expected to occur until 1999. GTL is a holding company, the sole asset of which is its partnership interests in Globalstar. The Company has no independent means of generating revenues. Globalstar will pay the Company's operating expenses related to Globalstar; such expenses are not expected to be material. As a general partner of Globalstar, the Company is jointly and severally liable with the other general partner for the debts and other obligations of Globalstar to the extent Globalstar is unable to pay such debts. To the extent permitted by applicable law and agreements relating to indebtedness, Globalstar intends to distribute to its partners, including the Company, its net cash received from operations, less amounts required to repay outstanding indebtedness, pay distributions on the Preferred Partnership Interests, satisfy other liabilities and fund capital expenditures and contingencies (including funds required for design, construction and deployment of the second-generation satellite constellation). The Company intends to promptly distribute as dividends to holders of its Common Stock the distributions made to it by Globalstar, less any amounts required for the payment of taxes, for repayment of any liabilities, including payments on the Securities, and to fund contingencies.

     Rights of Shareholders under Bermuda Law. The Company is incorporated under the laws of the Islands of Bermuda. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of the Company's management, directors and controlling shareholders, and the rights of its shareholders are governed by Bermuda law and the Company's Memorandum of Association and Bye-Laws. Such principles of law may differ from those that would apply if the Company were incorporated in a jurisdiction in the United States. In addition, there is uncertainty as to whether the courts of Bermuda would enforce (i) judgments of United States courts obtained against the Company or its officers and directors resident in foreign countries predicated upon the civil liability provisions of the securities laws of the United States or any state or (ii) in original actions brought in Bermuda, liabilities against the Company or such persons predicated upon the securities laws of the United States or any state.

     Tax Considerations. Special U.S. tax rules apply to U.S. taxpayers who own stock in a "passive foreign investment company" (a "PFIC"). Although the Company believes that it will not become a PFIC, there is a risk that in the future it may become one. In such an event, a U.S. shareholder would be subject at his election either to (i) a current tax on undistributed earnings or (ii) a tax deferral charge on certain distributions and on gains from a sale of the Securities or Common Stock (which will be taxed as ordinary income).

     The Company expects that a significant portion of its worldwide income will not be subject to tax by the United States, Bermuda or by the countries from which it derives its income. However, the extent to which certain foreign jurisdictions may require the Company to pay tax or to make payments in lieu of tax cannot be determined in advance. See "-- Investment Company Act Considerations" and "Taxation."


     Shares Eligible for Future Sale. As of June 30, 1996, the Company had outstanding 10,000,000 shares of Common Stock and GTL Guarantee Warrants entitling the holders thereof, subject to vesting requirements, to purchase 4,185,318 additional shares of Common Stock. In addition, the existing partners of Globalstar will have the right, following the satisfaction of certain performance criteria by the Globalstar

System and after at least two consecutive reported fiscal quarters of positive net income, to exchange their Ordinary Partnership Interests for an equal number of shares of Common Stock of the Company, subject to certain limitations on the amount of Ordinary Partnership Interests that may be so exchanged in any twelve-month period (the "Exchange Right"). This Exchange Right may be accelerated upon the occurrence of certain events, including a change of control of the Company. As of June 30, 1996, an aggregate of 250,000 shares of Common Stock were reserved for issuance under the Company's stock option plan. Sales of substantial amounts of Common Stock in the public market could adversely affect the market price of the Common Stock. The Company agreed to file, within 120 days after the Issue Date (as defined below), the Registration Statement with the Commission covering the resale of the Securities and the Conversion Shares. See "-- Dilution."


     Volatility. The trading price of the Common Stock has been highly volatile, and the trading price for the Securities may also be highly volatile. Factors such as announcements of fluctuations in the Company's or its competitors' operating results and market conditions for growth stocks or technology stocks in general could have a significant impact on the future trading price of the Common Stock and the Securities. In particular, the trading price of the common stock of many technology companies has experienced extreme price and volume fluctuations, which have at times been unrelated to the operating performance of such companies whose stocks were affected. In addition, the trading price of the Common Stock and the Securities could be subject to significant fluctuations in response to variations in Globalstar's prospects and operating results which will in turn be affected by delays in the design, construction, deployment, customer acceptance and commercial operation of the Globalstar System, delays in obtaining service providers or regulatory approvals in particular countries, launch failures, general conditions in the telecommunications industry, regulation, international events, changes in interest rates and other factors. There can be no assurance that these factors will not have an adverse effect on the trading price of the Common Stock or the Securities.

     Dilution. Globalstar expects to fund its remaining capital requirement of approximately $828 million from a combination of sources, including the issuance of debt, projected Service Provider Payments, projected net service revenues from initial operations, anticipated payments from the sale of gateways and Globalstar Phones and placements of limited partnership interests with new and existing strategic investors. Globalstar may, subject to certain preemptive and approval rights of Globalstar's other partners, sell additional equity interests (either directly or through the issuance of warrants to purchase, or debt securities convertible into, partnership interests), diluting the indirect percentage ownership in Globalstar represented by the shares issuable upon conversion of the Securities. Issuing additional partnership interests to new or existing partners would dilute, pro rata, the percentage ownership in Globalstar of the other Globalstar partners. The issuance of additional partnership interests at prices lower than the Conversion Price would result in further dilution to the Company.

     The Company has issued the GTL Guarantee Warrants to purchase 4,185,318 shares of Common Stock of the Company. In connection with the issuance of the GTL Guarantee Warrants, Globalstar issued to the Company warrants to purchase 4,185,318 Ordinary Partnership Interests plus Additional Warrants to purchase 1,131,168 Ordinary Partnership Interests. In order to raise proceeds sufficient to exercise the Additional Warrants, GTL may be required to issue additional shares of Common Stock. Furthermore, Ordinary Partnership Interests in Globalstar are convertible, over a period of years following the Full Constellation Date and after at least two consecutive reported fiscal quarters of positive net income, into shares of Common Stock, subject to certain restrictions, on a one-for-one basis, subject to adjustment in certain events.

RISKS RELATING TO THE SECURITIES


     Subordination of Securities. Although the Securities are not equity securities under applicable Bermuda law, the Securities are the substantial equivalent of convertible preferred stock. The Securities will be subordinated to all Debt Obligations with respect to the payments of interest and amounts distributable upon dissolution, liquidation or winding up of the Company. At June 30, 1996, the Company had no outstanding Debt Obligations. The Indenture (as defined herein) governing the Securities will not limit the amount of indebtedness or other obligations that the Company may incur. The Company may incur additional indebtedness in order to finance the completion of the Globalstar System. Such indebtedness in all likelihood will rank senior to the Securities. The Indenture does not provide the Holders with any rights to accelerate the payment of the Securities. See "-- Development Stage Company -- Additional Financing Requirements."


     In addition, because the Company is a holding company, the sole asset of which is its partnership interests in Globalstar, its obligations on the Securities will be structurally subordinate to all liabilities of Globalstar, including, without limitation (i) the distribution of Globalstar's Managing Partner's Allocation (the "Managing Partner's Allocation"); (ii) the Guarantee Fee or notes that may be issued to the partners of Globalstar in lieu of such Guarantee Fee; and (iii) certain distributions made to partners in respect of taxes levied upon the operations of Globalstar. At June 30, 1996, Globalstar had approximately $160 million of current liabilities and vendor financing ranking senior to the Preferred Partnership Interests.


     There can be no assurance that, in the event of a dissolution, liquidation, reorganization or winding up of the Company, the purchasers of Securities will receive any portion of their initial investment.

     Absence of Existing Market for the Securities. The Company does not intend to list the Securities on any national securities exchange or to seek the admission thereof for trading on any automated dealer quotation system. The Securities have been and may continue to be traded in the PORTAL market, the National Association of Securities Dealers' screen-based automated market for trading of securities eligible for resale under Rule 144A; however, no assurance can be given as to the liquidity of, or trading market for, the Securities. The Company has been advised by the Initial Purchasers that they are making and currently intend to continue to make a market in the Securities. However, the Initial Purchasers are not obligated to do so and any market-making activities with respect to the Securities may be discontinued at any time without notice. Notwithstanding the effectiveness of the Registration Statement of which this Prospectus is a part, no assurance can be given as to the liquidity of the trading market for the Securities.

     The liquidity of, and trading market for, the Securities also may be adversely affected by general declines in the market for similar securities. Such a decline may adversely affect such liquidity and trading markets independent of the financial performance of, and prospects for the Company.

     Dependence on Globalstar for Payments; Conflict of Interest. The Company will be dependent in large part upon the distributions on the Preferred Partnership Interests to service its cash payments on the Securities. The payment of the scheduled distribution from Globalstar to the Company corresponding to the interest payment due on the Securities and the redemption payments corresponding to the Provisional Redemption and Optional Redemption are at the sole discretion of Globalstar. To the extent that Globalstar defers payment on the Preferred Partnership Interests in order to finance the buildout of the Globalstar System or otherwise, the Company and Globalstar may be deemed to have a conflict of interest. In addition, Globalstar may defer any scheduled distribution with respect to interest payments on the Securities without compound interest or penalty. As a result, whether the Company makes any of these payments to Holders is primarily controlled by Globalstar.

     Interest Deferral; Payments in Common Stock. Interest payments on the Securities are subject to deferral by the Company without compound interest or penalty. The Holders will not have any rights to accelerate payment following such deferral and will only be entitled to certain voting rights described herein. See "Description of Securities--Voting Rights." If any scheduled distribution from Globalstar is made by delivery of Ordinary Partnership Interests, the Company may make the corresponding interest payment by delivering Common Stock or by selling Common Stock and using the proceeds from such sale to make such payment. There is no assurance that the liquidity of, or trading market for, the Common Stock will be sufficient to allow a Holder of Securities to fully realize the value of Common Stock received in payment therefor. See "Description of Securities -- Method of Payments."

     In addition, the Company may deliver Common Stock or sell Common Stock and use the proceeds from such sale to make a payment on the Securities, even if Globalstar has elected not to make the corresponding payment with respect thereto. To the extent that the Company sells Common Stock in such a manner, the interest of the Holders of the Securities in the Company and in Globalstar will be diluted.

     Dependence on Globalstar Capital Accounts for Cash Distributions to the Company. The amount of cash that Globalstar can pay to the Company in redemption of its Preferred Partnership Interests will be limited to the balance in the capital account maintained by Globalstar with respect to such Preferred Partnership Interests. Such capital account balance initially will equal the net proceeds of the Original Offering (approximately $300 million); subsequently, such capital account balance will be increased by the amount of adjusted income allocated to, and decreased by the amount of losses allocated and cash distributed to, the Company with respect to such Preferred Partnership Interests. Adjusted income for this purpose is computed by adding amortization and depreciation expense to profits and will include increases in the fair market value of Globalstar's assets that will be recognized as income when partnership interests are issued or redeemed. Losses would be allocated to the Preferred Partnership Interests only after losses have first been allocated to reduce the capital accounts for all Ordinary Partnership Interests to zero. To the extent the aggregate cash distributions made by Globalstar to the Company with respect to the Preferred Partnership Interests plus the Original Offering expenses exceed the aggregate amount of adjusted income allocated to the Preferred Partnership Interests of the Company, the balance in the capital account will be less than the full amount of the redemption price for the Preferred Partnership Interests at the Mandatory Redemption Date. In such case, Globalstar will pay the excess of the redemption price over the balance in the capital account by issuing additional Ordinary Partnership Interests to the Company.

     To the extent the Company receives some or all of the redemption price of the Preferred Partnership Interests in Ordinary Partnership Interests, the Company will pay the redemption price of the Securities, to the extent in excess of cash received, by issuing shares of Common Stock to Holders of the Securities or by selling Common Stock and using the net proceeds therefrom to make such payment.

     Effect on Common Stock of Globalstar Liquidation. In the absence of sufficient Globalstar adjusted income, under certain circumstances involving a liquidation of Globalstar (including a disposition of all its assets), payments with respect to the Securities could exceed Globalstar's liquidating distributions with respect to the Preferred Partnership Interests and would then reduce the payment that otherwise would be made with respect to the Common Stock. In such event, the amount received by the holders of the Common Stock would be less than the amount that they would have otherwise received and would be less than the amount they would have received if they had owned Ordinary Partnership Interests in Globalstar directly.

                                     RATIOS



                     GLOBALSTAR TELECOMMUNICATIONS LIMITED


                     RATIO OF EARNINGS TO FIXED CHARGES(1)



     The ratio of earnings to fixed charges presented below should be read in conjunction with the Financial Statements and the notes thereto and "Management's Discussion and Analysis of Results of Operations and Financial Condition" found in the Company's Annual Report on Form 10-K for the year ended December 31, 1995 and the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996 incorporated herein by reference.


                      YEAR ENDED                            SIX MONTHS
                  DECEMBER 31, 1995                    ENDED JUNE 30, 1996
        ----------------------------------------------------------------------------
                         N/A                                    1x

- ---------------

(1) The earnings of the Company available to cover fixed charges consist solely of dividends from Globalstar on the Redeemable Preferred Partnership Interests held by the Company.


                                GLOBALSTAR, L.P.


     DEFICIENCY OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                                 (In thousands)


     The deficiency of earnings to fixed charges and preferred stock dividends presented below should be read in conjunction with the Financial Statements and the notes thereto and "Management's Discussion and Analysis of Results of Operations and Financial Condition" found in the Company's Annual Report on Form 10-K for the year ended December 31, 1995 and the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996 incorporated herein by reference.



                                                                      CUMULATIVE
  MARCH 23, 1994                                                    MARCH 23, 1994
 (COMMENCEMENT OF                               SIX MONTHS         (COMMENCEMENT OF
  OPERATIONS) TO          YEAR ENDED              ENDED             OPERATIONS) TO
DECEMBER 31, 1994     DECEMBER 31, 1995       JUNE 30, 1996         JUNE 30, 1996
- ------------------    ------------------    ------------------    ------------------
     $26,244               $68,237               $35,044               $129,525


                                USE OF PROCEEDS


     The Securities, the Conversion Shares and the LBP Shares offered by the Selling Holders are not being sold by the Company, and the Company will not receive any proceeds from the sale thereof.


                                DIVIDEND POLICY

     Except for payment by the Company on the Securities and payment by Globalstar on the Preferred Partnership Interests, the Company and Globalstar do not currently anticipate paying any such dividends or distributions prior to Globalstar's Full Constellation Date and achievement of positive cash flow, which is not expected to occur until 1999. The Company is a holding company, the sole asset of which is its partnership interests in Globalstar; the Company has no independent means of generating revenues. Globalstar will pay the Company's operating expenses related to Globalstar; such expenses are not expected to be material. To the extent permitted by applicable law and agreements relating to indebtedness, Globalstar intends to distribute to its partners, including the Company, its net cash received from operations, less amounts required to repay outstanding indebtedness, pay distributions on the Preferred Partnership Interests, satisfy other liabilities and fund capital expenditures and contingencies (including funds required for design, construction and deployment of the second-generation satellite constellation). Cash distributions by Globalstar may be restricted by future debt covenants. The Company intends to promptly distribute as dividends to the holders of its Common Stock the distributions made to it by Globalstar, less any amounts required to be retained for the payment of taxes, for repayment of any liabilities, including payments on the Securities, and to fund contingencies. See "Risk

Factors -- Structural and Market Risks -- No Dividends; Holding Company Structure; General Partner Liability."

                                   REGULATION

UNITED STATES FCC REGULATION

     On January 31, 1995, LQP was granted authority by the FCC to construct, launch and operate the Globalstar System in assigned bands of the radio frequency spectrum for the user links. The authorization was subsequently assigned to L/Q Licensee, Inc. The FCC is the United States agency with jurisdiction over commercial uses of the radio spectrum. All commercial MSS systems such as Globalstar must obtain an authorization from the FCC to construct and launch their satellites and to operate the satellites to provide MSS services in assigned spectrum segments in the United States. The FCC may also adopt rules from time to time applicable to MSS systems which may impose constraints on the operation of Globalstar satellites, subscriber terminals and/or gateway earth stations.

     In November 1994, LQP requested that the FCC grant it authority to construct, launch and operate the Globalstar System using four separate segments of the radio frequency spectrum. The four segments proposed for Globalstar MSS operations were:

User links:       1610-1626.5 MHz (user-to-satellite)
                  2483.5-2500 MHz (satellite-to-user)
Feeder links:     5025-5225 MHz (gateway-to-satellite)
                  6875-7075 MHz (satellite-to-gateway)

     The FCC License grants authority to construct the Globalstar System capable of operating in the 1610-1626.5 MHz and 2483.5-2500 MHz bands, but authorizes launch and operation in the 1610-1621.35 MHz and 2483.5-2500 MHz bands, consistent with the United States band plan for MSS Above 1 GHz systems. While the FCC granted LQP authority to construct the system at its own risk using the requested feeder link bands, it deferred action on grant of launch and operation authority for specific feeder link assignments until after WRC '95. L/Q Licensee has filed an application requesting assignment of feeder links in the 5 GHz and 7GHz bands consistent with the international allocation for non-geostationary MSS feeder links in these bands adopted at WRC '95. As described below, the WRC '95 allocation for the feeder uplinks was different from the initial Globalstar proposal. Accordingly, L/Q Licensee has also filed a request for the FCC to modify its construction authority related to feeder links to conform to the WRC '95 allocation for MSS feeder links in the 5 GHz band.

     The authorization granted by the FCC to LQP for Globalstar requires that construction, launch and operation of the system must be accomplished in accordance with the technical specifications set forth in the Globalstar FCC application, as amended, and consistent with the FCC's rules unless specifically waived. During the process of constructing the Globalstar System, there may be certain modifications to the design set forth in the application on file with the FCC which may require filing an application to modify the authorization, such as the application for feeder link assignments. There can be no assurance that the FCC will grant these requests or do so in a timely manner. Denial of such requests or delay in grant of such requests could adversely affect the performance of the Globalstar System or result in schedule delays or cost increases.


     LQP's MSS application was one of six considered concurrently by the FCC. On January 31, 1995, Motorola and TRW also were granted FCC licenses for MSS above 1 GHz systems. The applications of three other applicants were deferred, and these three applicants were given until January 1996 to establish that they are financially qualified to receive an MSS license. In January 1996, at the request of two of the deferred applicants, the FCC granted an extension of the deadline for demonstrating such financial qualification for all three deferred applicants. On August 15, 1996, this deadline was extended until September 16, 1996.


     The FCC License only authorizes the construction, launch and operation of the Globalstar System's satellite constellation. Separate authorizations must be obtained from the FCC for operation of gateways and Globalstar Phones in the United States. Globalstar's authorized United States service provider, AirTouch, will apply for the required regulatory authorizations for operation of gateways and Globalstar Phones, and the manufacturer will apply for equipment authorization for Globalstar Phones. Failure to obtain, or delay in obtaining, such licenses and authorizations would adversely affect the implementation of the Globalstar System. Similar procedures are expected to apply internationally.

     Globalstar proposes to operate on an international basis, but the FCC License only authorizes construction and launch of the system for operation in the United States. Even though the Globalstar System is licensed to operate in the United States by the FCC, in order to provide MSS service in other countries, Globalstar or its service providers must obtain the required regulatory authorizations in those countries. There can be no assurance that the required regulatory authorizations will be obtained in any other country in which Globalstar proposes to operate, or that they will be obtained in a timely manner, or that, if granted, they will authorize MSS service on the same terms as the U.S. license. Failure or delay in obtaining licenses for the Globalstar System in other countries or grant of licenses on substantially different terms and conditions would have an adverse effect on Globalstar.

     User links. "User link" refers to frequencies used for links between the satellites and Globalstar Phones. The Globalstar System has been licensed to operate with its user uplinks (earth-to-satellite) in the 1610-1621.35 segment of the 1610-1626.5 MHz band and with its user downlinks (satellite-to-earth) in the 2483.5-2500 MHz band. The 1610-1626.5 MHz and 2483.5-2500 MHz bands have been allocated in both the United States and internationally for MSS user links. These two frequency bands are also allocated in the United States for the Radio-Determination Satellite Service ("RDSS") on a co-primary basis with MSS systems. RDSS is a service which provides radio location through one or more satellites. Co-primary status requires systems in the relevant services to coordinate operations as specified by the FCC. "Coordination" generally refers to development of operational standards which allow two or more transmitting radio frequency stations to share the same frequency band so that neither causes or is subject to interfering emissions greater than a specified permissible level.

     The 1610-1626.5 MHz band is also allocated in the United States on a co-primary basis with MSS for the Aeronautical Radio-Navigation Service ("ARNS"), and the 1610.6-1613.8 MHz segment is also allocated on a co-primary basis with MSS for the Radio-Astronomy Service ("RAS"). ARNS is a radio-navigation service intended for the benefit and for the safe operation of aircraft. RAS involves reception of radio waves of cosmic origin. Operation of Globalstar user links for MSS in the United States will be constrained to the extent that the FCC requires L/Q Licensee to coordinate its operations with and to provide interference protection for authorized systems in the RDSS, RAS or ARNS services in these bands. "Interference protection" refers to protection for a radio frequency receiver and is generally stated as a ratio, usually expressed in decibels, at the receiver input determined under specified conditions such that a specified reception quality of the wanted (or desired) signal is achieved at the receiver input.

     The FCC recently concluded that the Russian Glonass system is unlikely to be used for ARNS in the United States prior to the year 2005 when Glonass is scheduled to operate outside Russia only below 1605 MHz. There is now a petition for reconsideration of this decision pending at the FCC, which requests the FCC to require MSS Above 1 GHz systems to protect Glonass operations above 1605 MHz through 2005. Moreover, the aviation community is seeking stringent protection levels for Glonass operations below 1605 MHz. There can be no assurance that the FCC would not impose requirements for protection of Glonass operations below or above 1605 MHz which may adversely effect the usefulness of a segment of the 1610-1626.5 MHz band for Globalstar user links.

     As a CDMA system, Globalstar must coordinate its operations in the United States with other licensed Big LEO CDMA systems and the TDMA system. The FCC's band plan provides that up to four CDMA systems may be licensed to operate in the 1610-1621.35 MHz and 2483.5-2500 MHz bands, but the FCC did not adopt specific guidelines for coordination among CDMA systems. There may be an adverse effect on the implementation of the Globalstar System as a result of this intersystem coordination process, depending upon the number of CDMA systems with which it must coordinate operations, their relative stages of development and readiness to coordinate, and their willingness to coordinate in good faith and in a timely manner. While the FCC has stated that authorized CDMA systems may request relief at the FCC in the event that this CDMA coordination process is delayed, there can be no assurance that, if LQP sought such relief, the FCC would take favorable action or that it would act in a timely manner. The FCC has also encouraged the CDMA Big LEO systems to coordinate operations with the TDMA system to resolve any potential interference issues. Again, there can be no assurance that such intersystem coordination would not have an adverse effect on Globalstar operations.

     Feeder links. "Feeder link" refers to frequencies used for links between the satellites and gateway earth stations. The feeder links in which Globalstar applied to operate in November 1994 consist of the 5025-5225 MHz band for feeder uplinks and the 6875-7075 MHz band for feeder downlinks. L/Q Licensee has been granted conditional authorization to construct the Globalstar System with these feeder link frequencies at its own risk. In March 1996, L/Q Licensee submitted a modification application to the FCC, requesting that it be assigned the 5091-5250 MHz and 6875-7055 MHz bands for use as feeder links for the Globalstar System to conform to action taken at WRC '95.


     At WRC '95, the ITU adopted modifications to the International Table of Frequency Allocations to allocate the 5091-5250 MHz band (earth-to-space) and 6875-7075 MHz (space-to-earth) for non-geostationary MSS feeder links. Generally, in order to adopt an allocation into the U.S. Table of Frequency Allocations, the FCC initiates a notice-and-comment rulemaking proceeding. The FCC has not yet initiated such a proceeding to adopt the WRC '95 MSS feeder link allocations for the United States. There can be no assurance that the FCC will initiate and complete such a rulemaking on a timely basis, or that the U.S. allocation would be identical to the international allocation. Although Globalstar has requested a waiver of the U.S. Table to expedite the FCC's assignment of its feeder links, there can be no assurance that an unconditional assignment would be made before the conclusion of such a rulemaking proceeding. There can also be no assurance that third parties would not object to the allocation and/or the proposed feeder link assignment to Globalstar. In April 1996, the FCC initiated a notice-and-comment rulemaking to adopt rules which would make available 350 MHz in the 5 GHz band, including 5150-5250 MHz, for use by unlicensed devices for wireless high speed data services. In 1995, LQP opposed the petitions for rulemaking which sought promulgation of such rules on the grounds that the proposals were inconsistent with the U.S. recommendations for the 5000-5250 MHz band at WRC '95 and that the petitioners had not demonstrated the feasibility of sharing with MSS feeder links or the need for the bandwidth requested. In its rulemaking notice, the FCC has proposed rules which are designed to ensure that these devices do not cause harmful interference into licensed services using these bands, such as MSS feeder links. L/Q Licensee filed comments opposing the use of the 5150-5250 MHz band by these unlicensed devices with the technical parameters proposed by the FCC. However, there can be no assurance that adoption of the rules proposed by the FCC, as they may be modified during the rulemaking process, would not have an adverse effect on the timing or the adoption in the United States of the WRC '95 allocation for MSS feeder links or on the usefulness of these bands for MSS feeder links.


     The 5000-5250 MHz band, which includes Globalstar's proposed feeder uplinks, is allocated on an international basis and in the United States for ARNS. Use of the 5 GHz band for MSS feeder links may be subject to stringent interference protection criteria and coordination requirements with ARNS systems. The 6875-7075 MHz band is allocated on a co-primary basis in the United States to Fixed-Satellite Service uplinks and to terrestrial fixed and mobile microwave systems, with which Globalstar may also be required to coordinate. Such coordination requirements may adversely affect the usefulness of these bands for MSS feeder links. Although both Motorola and TRW have requested feeder links in the 20/30 GHz band, other U.S. Big LEO systems have requested feeder links in the same bands as Globalstar. If such systems are licensed and are assigned feeder links in the same bands as Globalstar, Globalstar would be required to coordinate its use of the feeder links with such systems. Such inter-system coordination may adversely affect the usefulness of these bands for Globalstar feeder links.

     In May 1996, the FCC initiated a notice-and-comment rulemaking to adopt rules governing procedures to authorize service in the United States by satellite systems licensed by foreign countries. If a foreign satellite system was authorized to operate in the United States on the frequencies assigned as Globalstar user links or feeder links, additional coordination obligations may be imposed upon the Globalstar System.

     In its order adopting rules and policies for MSS above 1 GHz (the "Order"), the FCC stated that an MSS above 1 GHz license would impose implementation milestones on licensed systems. If these milestones are not met, the FCC has stated that the license would be deemed null and void. Globalstar's current estimated implementation schedule falls within the milestones adopted by the FCC. However, the milestone schedule does not become effective until Globalstar is granted an unconditional authorization which includes feeder link frequencies. Delays in construction, launch or commencing operations of the Globalstar System could result in loss of the FCC License. The FCC License will be effective for 10 years from the date on which the licensee certifies to the FCC that its initial satellite has been successfully placed into orbit and that the operations of that satellite conform to the terms and conditions of its MSS license. While a licensee may apply to replace its MSS license to continue operations beyond the initial 10-year license term, there can be no assurance that, if applied for, such a replacement license would be granted.

     The rules and policies adopted for MSS above 1 GHz in the Order have been challenged in a judicial appeal and were the subject of petitions for reconsiderations at the FCC. On February 15, 1996, the FCC released an order resolving petitions for reconsideration of the Order. Three petitions seeking further reconsideration or clarification of this order have been filed. Judicial appeals regarding the FCC's decisions on the petitions for reconsideration may also be filed. In the event that the FCC were to be judicially required to reconsider its licensing procedures as a result of the pending judicial appeal, or an appeal of the orders on reconsideration, there is a risk that the FCC would reprocess the MSS applicants and adopt a different licensing procedure. Under these circumstances, there can be no assurance that the FCC would not use an auction procedure to award licenses. If the FCC were to use an auction procedure, there can be no assurance that L/Q Licensee would be willing or able to outbid other applicants to obtain a license for the spectrum needed to operate the Globalstar System. In addition, even if L/Q Licensee were successful in obtaining an MSS license in the spectrum auction, the increased cost and expenses incurred in bidding for the license would adversely affect Globalstar.


     Applicable statutes and regulations permit a judicial appeal of the grant of the FCC License in order to seek reversal of the FCC's decision to grant the FCC License. The FCC has dismissed or denied petitions for reconsideration and denied an application for review of the decision to grant LQP's application. Two of the deferred applicants have filed judicial appeals of the FCC's decision to find LQP qualified to hold the FCC License. There can be no assurance that these appeals would not be granted. Furthermore, there can be no assurance that the court will take timely action on such appeals. If such an appeal were successful, there can be no assurance that on remand the FCC would not decide to deny L/Q Licensee's application, or that on remand the FCC would take action on L/Q Licensee's application in a timely manner.


UNITED STATES INTERNATIONAL TRAFFIC IN ARMS REGULATIONS

     The United States International Traffic in Arms Regulations under the United States Arms Export Control Act authorize the President of the United States to control the export and import of articles and services that can be used in the production of arms. Among other things, these regulations limit the ability to export certain articles and related technical data to certain nations. The scope of these regulations is very broad and extends to certain spacecraft, including certain satellites. Certain information involved in the performance of Globalstar's operations will fall within the scope of these regulations. As a result, Globalstar may not be able to make such information available to some investors or may have to restrict access to that information.

EXPORT REGULATION

     From time to time, Globalstar requires import licenses and general destination export licenses to receive and deliver components of the Globalstar System.

     The United States Department of Commerce has imposed restrictions on certain transfer of technology, including rocket technology, to China and certain republics of the former Soviet Union. Because Globalstar's launch strategy contemplates using Chinese and Ukrainian launch providers with launch sites located in China and Kazakhstan, special export licenses are required to be obtained by SS/L in connection with these launches.

     While Globalstar and SS/L have received informal confirmations from various governmental officials that all necessary permits should be forthcoming, and Globalstar has no reason to believe such permits will not be obtained, there can be no assurance that such export licenses will be granted, or, once granted, that the United States will not impose additional restrictions or trade sanctions against China or republics of the former Soviet Union in the future that would adversely affect the planned launches of the Globalstar satellite constellation.

     The Export Administration Act and the regulations thereunder control the export and re-export of United States-origin technology and commodities capable of both civilian and military applications (so-called "dual use" items). These regulations may prohibit or limit export and re-export of certain telecommunications equipment and related technology which are not affected by the International Traffic in Arms Regulations by requiring a license from the Department of Commerce before controlled items may be exported or re-exported to certain destinations. Although these regulations should not affect Globalstar's ability to deploy the satellite constellation, the export or re-export of Globalstar Phones, as well as gateways and related equipment and technical data, may be subject to these regulations, if such equipment is manufactured in the United States and then exported or re-exported. These regulations may also affect the export, from one country outside the United States to another, of United States-origin technical data or the direct products of such technical data. As a result, Globalstar may not be able to ensure the unrestricted availability of such equipment or technical data to certain customers and suppliers. The Company does not believe that these regulations will have a material adverse effect on Globalstar's operations.

                        PRINCIPAL PARTNERS OF GLOBALSTAR


     The following table sets forth, as of August 15, 1996, certain information regarding the beneficial ownership of ordinary partnership interests in Globalstar. Globalstar has been involved in ongoing discussions with certain potential strategic partners and other strategic investors regarding transactions involving, among other things, possible investments in Globalstar Ordinary Partnership Interests.


                              GLOBALSTAR, L.P.(1)


                            INTEREST                          PARTNERSHIP INTERESTS     PERCENTAGE
    --------------------------------------------------------  ---------------------     ----------
    Loral SpaceCom(2).......................................        17,507,867              36.0%
    Public Stockholders of GTL(3)...........................        11,785,163              23.5
    Qualcomm................................................         3,726,000               7.9
    Vodafone................................................         3,540,000               7.5
    AirTouch................................................         3,000,000               6.4
    Finmeccanica............................................         2,800,000               6.0
    Hyundai(4)..............................................         2,400,000               5.1
    Alcatel(5)..............................................         2,190,000               4.7
    DASA(6).................................................         1,720,000               3.7
    France Telecom(7).......................................         1,530,000               3.2
    SS/L(8).................................................           970,200               2.1
    Dacom(9)................................................           600,000               1.3


- ---------------
 (1) Includes impact of the conversion of the Securities and Preferred Partnership Interests issuable in connection therewith and excludes the issuance of the GTL Guarantee Warrants and the Additional Warrants, as such warrants are not exercisable within 60 days. Beneficial ownership of partnership interests has been calculated pursuant to Regulation 13d-3 under the Securities Exchange Act of 1934, as amended, which provides that:
     "Any securities not outstanding which are subject to such options, warrants, rights or conversion privileges shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of the class by any other person."


 (2) Of the amount held by Loral SpaceCom (i) 2,000,000 partnership interests represent Loral SpaceCom's allocable share of the 3,000,000 partnership interests held by Loral/DASA Globalstar, L.P., a joint venture between Loral SpaceCom and DASA which is 66.7% owned by Loral SpaceCom and 33.3% owned by DASA, (ii) 1,009,800 partnership interests represent Loral SpaceCom's indirect interest in 1,980,000 partnership interests held by SS/L, (iii) 1,407,144 partnership interests represent Loral SpaceCom's holdings of Common Stock of the Company, without giving effect to the grant by Loral SpaceCom to certain of its executive officers and directors of options to acquire an aggregate of 340,000 shares of Common Stock (none of such options have yet been exercised) and (iv) 1,576,923 partnership interests represent the conversion of the Securities and Preferred Partnership Interests.


 (3) Includes (i) 3,192,307 partnership interests which represent the conversion of the Securities and Preferred Partnership Interests. Does not include partnership interests attributed to Loral SpaceCom described in note
     (2)(iii) and (iv) above and (ii) 267,256 partnership interests held by the LB Partnerships through their ownership of Common Stock.


 (4) Represents Hyundai's allocable share of the 3,000,000 partnership interests held by Hyundai/Dacom, a joint venture which is 80% owned by Hyundai and 20% owned by Dacom.

 (5) Of the amount held by Alcatel, 1,470,000 partnership interests represent Alcatel's allocable share of the 3,000,000 partnership interests held by TESAM, which is 51% owned by France Telecom and 49% owned by Alcatel.

 (6) Of the amount held by DASA, 1,000,000 partnership interests represent DASA's allocable share of the 3,000,000 partnership interests held by Loral/DASA Globalstar, L.P.

 (7) Represents France Telecom's allocable share of the 3,000,000 partnership interests held by TESAM.


 (8) Excludes 1,009,800 partnership interests attributable to Loral's 51% interest in SS/L.


 (9) Represents Dacom's allocable share of the 3,000,000 partnership interests held by Hyundai/Dacom.

                            GOVERNANCE OF GLOBALSTAR

     The following discussion summarizes certain provisions of the Globalstar partnership agreement. This summary is qualified in its entirety by reference to the Globalstar partnership agreement, a copy of which has been filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1995 which is incorporated by reference into this Prospectus.

GENERAL PARTNERS' COMMITTEE

     Globalstar has two general partners, LQSS and GTL. LQSS is the managing general partner of Globalstar. Globalstar is governed by the Globalstar General Partners' Committee (the "Committee" or the "General Partners' Committee"), consisting of four members who are appointed by LQSS and two members not affiliated with the Company. The day-to-day activities of Globalstar are managed by its officers, subject to the supervision of the Committee. However, LQSS has agreed that certain material partnership decisions will not be put to a vote of the partners as described below without the consent of at least one of the Independent Representatives on the Committee. See "-- Certain Actions." In addition, personnel decisions involving Globalstar officers of the rank of senior vice president or above cannot be made without the approval of at least one of the Independent Representatives, provided that LQSS retains the right to appoint provisional candidates and, under certain circumstances, may override the veto of the Independent Representatives. GTL directors not affiliated with Loral SpaceCom, including the Independent Representatives, will determine the vote of Ordinary Partnership Interests held by GTL in votes submitted to the partners in Globalstar as to the approval or disapproval of the financial terms and conditions of material transactions between Globalstar and the Loral SpaceCom or any of its affiliates (or which are deemed to be transactions in which the Loral SpaceCom is an interested party pursuant to the Globalstar partnership agreement). In addition, Globalstar has agreed with GTL that for so long as GTL remains a general partner of Globalstar, Globalstar will not issue more than 5,000,000 additional partnership interests without either the consent of at least one of GTL's Independent Representatives or the vote of a majority in interest of the Globalstar partners. The Independent Representatives will determine the vote of Globalstar partnership interests held by GTL with respect to any such vote submitted to the partners. Loral SpaceCom through its majority representation on the Board of Directors of GTL controls GTL's votes in all other matters.

     Matters relating to the FCC License for the Globalstar System, including compliance and other regulatory matters related thereto, will be under the exclusive control of L/Q Licensee. L/Q Licensee has agreed to use such license exclusively for the benefit of Globalstar.

     Actions by the Committee may be taken only with the concurrence of a majority of the members whether present in person at a meeting or by written consent. Written notice of all proposed Committee action will be given to all members prior to the taking of any such action, unless notice has been waived by any such member. The Committee may delegate any or all of its powers to officers of Globalstar except for transactions involving amounts in excess of $100,000 other than transactions taken in the ordinary course of business or actions taken to implement any business plan previously approved by the Committee.

CERTAIN ACTIONS

     The Committee will not take any action that would result in Globalstar being engaged in a business other than the development and operation of the Globalstar System without the prior written consent of all the partners of Globalstar. Certain decisions by the Committee not to construct and launch satellites in addition to the satellites for the 48-satellite constellation and the eight spare satellites will be subject to the approval by a majority in interest of the partners if such construction and launch could be made without additional contributions from the partners and satisfy certain thresholds relating to rates of return on investment. In addition, Globalstar will not, absent the consent of the affected partner, enter into any agreements with any persons that would conflict with or prejudice in any material respects the rights of such partner under either the Globalstar partnership agreement or any agreement entered into between such partner or its affiliate and Globalstar. The Committee may also not undertake the following actions unless it shall have first received the consent of a majority of votes cast at a meeting at which only those Globalstar partners without a financial interest, whether direct or indirect, in such transaction would be qualified to vote, where each Ordinary Partnership Interest would equal one vote and a majority of the qualified Ordinary Partnership Interests outstanding would constitute a quorum ("Consent of the Disinterested Partners"):

          (i) Enter into any agreements involving amounts in excess of $1,000,000 with any partner, any strategic partner (including any direct or indirect corporate parent of any such partner or strategic partner), any Alliance Partner or any of their respective affiliates;

          (ii) Enter into loans by a general partner or its affiliate to Globalstar; and

          (iii) Consent to a limited partner acquiring more than 20% of Globalstar's outstanding partnership interests.

     The following actions may not be undertaken by the Committee unless it shall have first received the consent described below and, in the case of the items described in clauses (i) through (iv), will not be put to a vote of the partners without the consent of at least one of the Independent Representatives:

          (i) Make any material amendments to the Globalstar partnership agreement or adopt any business plan that would materially change Globalstar's business purpose;

          (ii) Acquire either a controlling interest in, or a majority of the voting stock or equity of, any corporation or other entity, or assets not in the ordinary course of business, in either case if the aggregate fair market value is greater than $10 million;

          (iii) Sell, lease, exchange or dispose of Globalstar's material assets (other than to an entity controlled by Globalstar);

          (iv) Cause or permit the dissolution and/or liquidation of Globalstar or file bankruptcy proceedings or consent to such filing;

          (v) Adopt any increase in capital expenditures or operating expenses of more than 10% of the amount set forth in Globalstar's business plan dated March 1994 (or any revised business plan as approved by a majority in interest of the partners) and any subsequent increases in such expenditures or expenses (except as required to account for increases in the Consumer Price Index);

          (vi) Commence any litigation or arbitration, or settle any pending or threatened litigation, by or against Globalstar, if the damages sought are in excess of $100,000 or if such litigation or arbitration is against, or names as an adverse party, a partner;

          (vii) Adopt any modification to the specification of the Globalstar System that would change any major parameter by more than 10% or otherwise result in a material adverse effect on any service provider;

          (viii) Enter into any material business outside the scope of the partnership agreement;

          (ix) Undertake material commitments with respect to Globalstar's launch strategy, provided that Globalstar may nevertheless undertake material commitments with respect to its launch strategy absent such consent if Globalstar undertakes a detailed review of such strategy and submits a written report of its analysis to the partners;

          (x) Appoint a successor to the office of President of Globalstar;

          (xi) Issue any equity interests other than partnership interests or issue or reserve for issuance more than 8,198,837 additional partnership interests plus the partnership interests issuable in connection with the Original Offering and the GTL Guarantee Warrants and the Additional Warrants; and

          (xii) Incur any indebtedness, including certain sale and leaseback transactions, if immediately after the incurrence thereof Globalstar's outstanding indebtedness would exceed 110% of the maximum amount of debt obligations contemplated by the then-current Globalstar business plan. See "Risk Factors -- Risks Relating to Securities -- Effect on Common Stock of Globalstar Liquidation."

     In order to take the actions described above, Globalstar must receive the consent of a majority of votes cast at a meeting of Globalstar partners where each Ordinary Partnership Interest would equal one vote and a majority of the Ordinary Partnership Interests outstanding would constitute a quorum for the meeting provided that there has been no veto by partners casting 9,000,000 or more qualifying votes. All Ordinary Partnership Interests held on behalf of a partner may cast one qualifying vote, provided that no more than 6,000,000 qualifying votes may be cast on behalf of any single partner regardless of the total number of Ordinary Partnership Interests held, and, provided further, that no more than 3,000,000 qualifying votes may be cast on behalf of GTL in respect of Ordinary Partnership Interests acquired using the proceeds from GTL's initial public offering or pursuant to the exercise of a partner's Exchange Right ("Consent of the Partners"). For purposes solely of determining the number of qualifying votes LQSS or a limited partner may cast against an action as described above, a partner will be deemed to continue to own the number of Ordinary Partnership Interests equal to the shares of Common Stock acquired by such partner pursuant to the Exchange Rights and which have not been disposed of.

     Except as otherwise described above, each partner has the right to cast one vote for each Ordinary Partnership Interest held by such partner with respect to the matters set forth above and for which it is qualified to vote. GTL, together with the limited partners not affiliated with Loral SpaceCom, hold more than 50% of Globalstar's outstanding Ordinary Partnership Interests. LQSS will cast its vote with respect to the above matters in accordance with the instructions of its partners, weighted to reflect the amount of partnership interests held by such partners in LQSS. LQSS will cast against any proposal the number of votes equal to the amount of Ordinary Partnership Interests held by it in Globalstar multiplied by the total percentage interests in LQSS held by all of its partners who oppose the proposal. The number of votes equal in amount to the remainder of LQSS's Ordinary Partnership Interests in Globalstar will be cast in favor of any such proposal.

     The Preferred Partnership Interests have no voting rights, other than as may be required by law.

     Each partner has agreed not to acquire any direct or indirect interest in any MSS applicant other than Globalstar until after the third anniversary of the In-Service Date, although each reserves the right, on behalf of itself and its affiliates, to conduct other business activities. Under certain circumstances, this restriction may not apply.

COUNCIL OF SERVICE OPERATORS

     Globalstar has established a Council of Service Operators (the "Council of Service Operators" or "CSO"), made up initially of the chief executive officer of Globalstar, two representatives appointed by the Committee, two representatives appointed by each of the limited partners (other than Finmeccanica) who have committed to act, whether directly or indirectly, as service providers of Globalstar service and one representative appointed by Finmeccanica. Thereafter, the Committee may nominate three representatives of service providers not otherwise represented on the CSO, subject to approval by a majority of the members of the CSO. In addition, any new service provider who has irrevocably committed to make a capital commitment of $37.5 million to Globalstar will also be allowed to designate two representatives to the CSO. The role of the CSO is to give advice to the Committee regarding the practical implementation of the Globalstar System, thereby allowing the service providers a voice in the design and operation of Globalstar. Globalstar believes that this arrangement benefits both Globalstar and the service providers. Globalstar will benefit from the service providers' expertise and practical on-the-ground knowledge while at the same time giving the service providers an active role in the design and coordination of the system that they will ultimately be using. The CSO will make recommendations to the Committee on matters such as tariffs, system architecture for the Globalstar System, capacity allocation among Globalstar service providers and administration of the Qualcomm agreement and the SS/L agreement. The Committee has agreed to consider in good faith any recommendations made by the CSO. In certain cases where the interests of the service providers and Globalstar are not adverse to each other, as determined by the Committee, or where the Company or its affiliate is the service provider in question, as made by those members who are not affiliated with the Company, the recommendations made by the CSO will be binding on Globalstar.

INDEMNIFICATION AND FIDUCIARY STANDARDS

     Globalstar has agreed to indemnify its partners, the partners in LQSS and LQP, their respective affiliates and all of their respective officers, directors, partners, controlling shareholders, employees, and agents (each an "Indemnitee") from and against any and all losses and liabilities arising out of or incidental to the business of Globalstar so long as such Indemnitee's conduct did not constitute actual fraud, gross negligence, knowing breach of specific provisions of the Globalstar partnership agreement or willful or wanton misconduct. The Globalstar partnership agreement further provides that LQSS, GTL, the partners in LQSS and LQP, their respective affiliates and all of their respective officers, directors, partners, controlling shareholders, employees and agents (each a "General Partner Person") will not be liable to Globalstar or the limited partners for any losses sustained or liabilities incurred as a result of any act or omission of a General Partner Person, if such person or entity acted in good faith and in a manner it or he reasonably believed to be in, or not opposed to, the best interest of Globalstar and the conduct did not constitute gross negligence or non-performance. LQSS and GTL, as applicable, will indemnify the limited partners for losses and liabilities resulting from conduct of their respective General Partner Person that is found to have constituted bad faith, gross negligence or non-performance.

PREFERRED PARTNERSHIP INTERESTS

     The Company will purchase at a purchase price equal to the net proceeds of the offering, 4,769,230 Preferred Partnership Interests. The Preferred Partnership Interests have generally similar terms and conditions to the Securities, except that they are not subject to any registration rights, will be subordinate, not just to the debt obligations of Globalstar, but to all existing and future liabilities of Globalstar, and cash distributions thereon will be limited to the amount of the partnership capital accounts that are maintained for such interests and that reflect a preferred allocation of Globalstar profit to such accounts. Preferred distributions equal to the aggregate amount of interest payable by the Company in respect of the Securities are payable, if as and when declared by the Globalstar General Partners' Committee, to the Company by Globalstar in respect of the Preferred Partnership Interests, which declaration shall be made no later than 20 business days before each Interest Payment Date. All payments due on the Preferred Partnership Interests, may be made (i) in cash, (ii) by delivery of Ordinary Partnership Interests to the Company or (iii) any combination of the foregoing. The partnership agreement provides that upon any optional conversion of Securities into Common Stock, the Company will convert a proportionate amount of Preferred Partnership Interests into Ordinary Partnership Interests. The Preferred Partnership Interests held by the Company have redemption provisions substantially similar to the Provisional Redemption, Optional Redemption and Mandatory Redemption provisions described under "Description of the Securities."

ALLOCATIONS AND DISTRIBUTIONS

     Allocations. Adjusted income will be allocated first to the Preferred Partnership Interests (after the Managing Partner's Allocation and any allocation necessary to bring all partners' capital accounts up to zero) to bring their capital account to an amount equal to the principal amount of the Securities and unpaid distributions on the Preferred Partnership Interests. Adjusted income for this purpose is computed by adding amortization and depreciation expenses to profits and will include increases in the fair market value of

Globalstar's assets that will be recognized as income when partnership interests are issued or redeemed. The preferred allocation will be increased by the amount of the U.S. regular and branch profits taxes that are imposed at a rate of approximately 60% on the Company's U.S. source income. Losses will be allocated to the Ordinary Partnership Interests until the capital accounts for such interests have been reduced to zero. Thereafter losses will be allocated to the Preferred Partnership Interests until their capital accounts have been reduced to zero and then to the general partners. The Company expects that U.S. source income will be a minor portion of its total profit allocation.

     Distributions. Globalstar intends to distribute to its partners, including the Company, its net cash received from operations, less amounts required to repay outstanding indebtedness, satisfy other liabilities and fund capital expenditures and contingencies. Distributions after the distribution of the Managing Partner's Allocation and the Preferred Partnership Interests will generally be made in accordance with the partners' percentage interests in Globalstar. Distributions on liquidation will be made in accordance with capital account balances.

  Dependence on Globalstar Capital Accounts.

     The amount of cash that Globalstar can pay to the Company in redemption of its Preferred Partnership Interests will be limited to the balance in the capital account maintained by Globalstar with respect to such Preferred Partnership Interests. Such capital account balance initially will equal the net proceeds of the Original Offering (approximately $300 million); subsequently, such capital account balance will be increased by the amount of adjusted income allocated to, and decreased by the amount of losses allocated and cash distributed to, the Company with respect to such Preferred Partnership Interests. Adjusted income for this purpose is computed by adding amortization and depreciation expense to profits and will include increases in the fair market value of Globalstar's assets that would be recognized as income when partnership interests are issued or redeemed. Losses would be allocated to the Preferred Partnership Interests only after losses have first been allocated to reduce the capital accounts for all Ordinary Partnership Interests to zero. To the extent the aggregate cash distributions made by Globalstar to the Company with respect to the Preferred Partnership Interests plus the Offering expenses plus the amount of losses allocated to such interests exceed the aggregate amount of adjusted income allocated to the Company with respect to the Preferred Partnership Interests, the balance in the capital account will be less than the full amount of the redemption price for the Preferred Partnership Interests at the Mandatory Redemption Date. In such case, Globalstar will pay the excess of the redemption price over the balance in the capital account by issuing additional Ordinary Partnership Interests to the Company.

     Based upon the current trading value of the Company, the Company expects that the capital accounts for the Ordinary Partnership Interests, after giving effect to the Offering, would be in excess of $2 billion and the capital accounts for the Preferred Partnership Interests would be eroded by losses only if future losses exceeded such amount.

     In computing capital accounts, Globalstar's profits and losses are computed in accordance with the principles of the United States Treasury Regulations governing the valid allocation of taxable income and loss for U.S. tax purposes. The Treasury Regulations differ from generally accepted accounting principles in several ways, including permitting increases (or decreases) in the book value of partnership assets to reflect their fair market value upon the issuance or redemption of a partnership interest. Under the Globalstar partnership agreement and the Treasury Regulations, increases or decreases in the book value of Globalstar assets (which should reflect changes in the market value of the Company's stock and Securities) will be treated as an item of profit or loss to be allocated to the capital accounts of the Globalstar partners.

     To the extent the Company receives some or all of the redemption price of the Preferred Partnership Interests in Ordinary Partnership Interests, the Company will pay the redemption price of the Securities, to the extent in excess of the cash received, by issuing shares of Common Stock to Holders of the Securities or by selling Common Stock and using the net proceeds therefrom to make such payment.

     Effect on Common Stock of Globalstar Liquidation. In the absence of sufficient Globalstar adjusted income, under certain circumstances involving a liquidation of Globalstar (including a disposition of all its assets), payments with respect to the Securities could exceed Globalstar's liquidating distributions with respect to the Preferred Partnership Interests and would then reduce the payment that otherwise would be made with respect to the Common Stock. In such event, the amount received by the holders of the Common Stock would be less than the amount that they would have otherwise received and would be less than the amount they would have received if they had owned Ordinary Partnership Interests in Globalstar directly.

DISSOLUTION OF GLOBALSTAR

     Globalstar will continue until December 31, 2044, unless sooner dissolved upon the occurrence of any of the following: (i) the withdrawal of a general partner, or any other event that results in its ceasing to be a general partner (i.e., removal, bankruptcy or dissolution) unless at the time LQSS or a successor to LQSS remains a general partner; (ii) a sale of all or substantially all of the assets of Globalstar; (iii) the bankruptcy or the dissolution of LQSS or any successor managing general partner; (iv) upon the Consent of the Partners; or (v) any other event under Delaware law that would cause its dissolution. Globalstar will be reconstituted if a majority in interest of the partners (or remaining partners, in the event of a dissolution resulting from the withdrawal, bankruptcy or dissolution of LQSS or any successor managing general partner) vote to form a new partnership and, in the case of a dissolution resulting from the withdrawal, bankruptcy or dissolution of LQSS or any successor managing general partner, to appoint a successor managing general partner.

ISSUANCE OF ADDITIONAL PARTNERSHIP INTERESTS

     Additional Ordinary Partnership Interests may be offered by Globalstar from time to time as determined by the Committee, but no additional partner will be admitted without the Consent of the Partners. Such consent to the admittance of an additional partner, however, will not be unreasonably withheld. Issuances of partnership interests are, however, subject to preemptive rights by the partners except for issuances of partnership interests in connection with the execution of a service provider agreement or in connection with an underwritten public offering. Any issuance of partnership interests at a price below the price per partnership interest paid by Globalstar's strategic partners at the March 23, 1994 closing, or resulting in the issuance of more than 8,198,837 additional partnership interests plus the partnership interest issuable in connection with the conversion of the Preferred Partnership Interests, the GTL Guarantee Warrants and the Additional Warrants, will be subject to the Consent of the Partners. In addition, Globalstar has agreed with GTL that for so long as GTL remains a general partner of Globalstar, Globalstar will not issue more than 5,000,000 additional partnership interests without either the consent of at least one of GTL's Independent Representatives or the vote of a majority in interest of the Globalstar partners. The Independent Representatives will determine the vote of Ordinary Partnership Interests held by GTL with respect to any such vote submitted to the partners.

LIMITATIONS OF TRANSFER OF PARTNERSHIP INTERESTS

     Transfer by General Partners. Under the Globalstar partnership agreement, any transfer of partnership interests by a general partner would be subject to the Consent of the Disinterested Partners. A general partner may transfer any or all of its partnership interests to an affiliate without requiring the Consent of the Disinterested Partners. In the case of GTL, however, a transfer may be made only to a 100%-owned affiliate and is subject to the consent of LQSS. In addition, any transfer of partnership interests by GTL would be subject to a right of first offer to the other partners of Globalstar and to Globalstar itself. Any successor to a general partner must be found by a Consent of the Disinterested Partners to have the financial, technical and managerial capabilities to permit it to perform the duties under the Globalstar partnership agreement. For the three-year period following the Full Constellation Date, Loral SpaceCom will not withdraw as a general partner or otherwise permit Globalstar to be managed by any entity other than Loral SpaceCom. Following such three-year period, Loral SpaceCom will be required to hold, through a general partner, at least 15% of the total number of Globalstar partnership interests outstanding, unless it shall have received the Consent of the Disinterested Partners.

     Transfer by the Limited Partners. Transfers of partnership interests by a Globalstar limited partner made before March 24, 1997 are subject to the consent of the Committee, which will not be unreasonably withheld or delayed. In addition, any transfer of partnership interests by a limited partner will be subject to a right of first offer to the other partners of Globalstar and to Globalstar itself. The limited partners may, subject to the provision set forth below, freely transfer their partnership interests under the following circumstances: (i) the transfer is made to an affiliate; (ii) Globalstar is no longer managed, directly or indirectly, by the Company; or
(iii) the Company shall itself have undergone a change of control.


     The limitations on transfers described above (other than Loral SpaceCom's required 15% minimum ownership, described above) will not apply to an exchange of Ordinary Partnership Interest by a partner electing to exercise its Exchange Right (as defined below).



     The partners in Globalstar have the right, following the satisfaction of certain performance criteria by the Globalstar System and after at least two consecutive reported fiscal quarters of positive net income, to exchange their Ordinary Partnership Interests in Globalstar for an equal number of shares (subject to antidilution adjustments) of Common Stock (the "Exchange Rights"), subject to the following limitations: (i) in any 12-month period, the sum of the number of Ordinary Partnership Interests so transferred, plus all other transfers of Ordinary Partnership Interests, will not be permitted to exceed 5% of the total number of Ordinary Partnership Interests outstanding (including those held by the Company) and (ii) the number of shares of Common Stock so issued in any twelve-month period will not exceed 10% of the number of such shares outstanding at the beginning of that period. In the event of a bona fide offer or solicitation that would result in a change of control involving a majority of the outstanding shares or a majority of the Company's Board of Directors not approved by the partners of Globalstar, the Exchange Rights will become fully exercisable, regardless of such limitations, whether or not the performance criteria of the Globalstar System have been met. During the period that the Exchange Rights are in effect, the Company has agreed that the Company will file and use its best efforts to maintain the effectiveness of a registration statement covering such shares as may be exchanged during any given period and the resale of such shares so received by such other partners. Such exchanges will not dilute a shareholder's indirect interest in Globalstar.


     Neither LQSS, GTL nor any limited partner of Globalstar will transfer any or all of their respective partnership interests in Globalstar if such transfer will adversely affect Globalstar's tax status.

                          DESCRIPTION OF CAPITAL STOCK


     The authorized capital of the Company consists of 60,000,000 shares of Common Stock, par value $1.00 per share. As of June 30, 1996, there were 10,000,000 shares of Common Stock outstanding.


COMMON STOCK


     Except as otherwise discussed below, the holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. The holders of Common Stock are entitled to receive ratably the dividends, if any, that may be declared from time to time by the Board of Directors out of funds legally available for such dividends. The holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All the outstanding shares of Common Stock are, and the Conversion Shares, when issued and paid for as described herein, will be, validly issued, fully paid and nonassessable.


BERMUDA LAW

     The following discussion is based upon the advice of Appleby, Spurling & Kempe, Bermuda counsel for the Company.

     The Company was incorporated as an exempted company under The Companies Act 1981 of Bermuda (the "Act") and the rights of its shareholders are governed by Bermuda law and the Company's Memorandum of Association and Bye-Laws. The following is a summary of certain provisions of Bermuda law and the Company's organizational documents. This summary is not a comprehensive description of such laws and documents and is qualified in its entirety by appropriate reference to Bermuda law and to the organizational documents of the Company.

     Dividends. Under Bermuda law, a company may pay such dividends as are declared from time to time by its board of directors unless there are reasonable grounds for believing that the company is or would, after the payment, be unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than the aggregate of its liabilities and issued share capital and share premium accounts.

     Voting Rights. Under Bermuda law, questions brought before a general meeting of shareholders are decided by a majority vote of shareholders present at the meeting (or by such majority as the Act or the Bye-Laws of the company prescribe), each shareholder having one vote, irrespective of the number of shares held, unless a poll is requested. The Company's Bye-Laws provide that, subject to the provisions of the Act, any questions proposed for the consideration of the shareholders will be decided by a simple majority of the votes cast, with each shareholder present, or person holding proxies for any shareholder, entitled to one vote. If a poll is requested, each shareholder present in person or by proxy has one vote for each share held. A poll may only be requested under the Company's Bye-Laws by (i) the Chairman of the meeting,
(ii) at least three shareholders present in person or by proxy, (iii) any shareholder or shareholders, present in person or by proxy, holding between them not less than 10% of the total voting rights of all shareholders having the right to vote at such meeting or (iv) a shareholder or shareholders present in person or by proxy holding voting shares in the company on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all such voting shares.

     Rights in Liquidation. Under Bermuda law, in the event of liquidation, dissolution or winding up of a company, after satisfaction in full of all claims of creditors and subject to the preferential rights accorded to any series of preferred stock, the proceeds of such liquidation, dissolution or winding up are distributed pro rata among the holders of common stock.

     Meetings of Shareholders. Under Bermuda law, a company is required to convene at least one general shareholders' meeting per calendar year. Bermuda law provides that a special general meeting may be called by the board of directors and must be called upon the request of shareholders holding not less than 10% of such of the paid-up capital of the company carrying the right to vote. Bermuda law also requires that shareholders be given at least five days' advance notice of a general meeting but the accidental omission of notice to any person does not invalidate the proceedings at a meeting. Under the Bye-Laws of the Company, at least ten days' notice of the annual general meeting and of any special general meeting must be given to each shareholder.

     Under Bermuda law, the number of shareholders constituting a quorum at any general meeting of shareholders is determined by the bye-laws of a company. The Company's Bye-Laws provide that the presence in person or by proxy of the holders of more than 50% of the voting capital stock of the Company constitute a quorum.

     Access to Books and Records and Dissemination of Information. Members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include the company's Certificate of Incorporation, its Memorandum of Association (including its objects and powers) and any alteration to the company's Memorandum of Association. The shareholders have the additional right to inspect the Bye-Laws of the company, minutes of general meetings and the company's audited financial statements, which must be presented at the annual general meeting. The register of shareholders of a company is also open to inspection by shareholders without charge and to members of the general public on the payment of a fee. A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Act, establish a branch register outside Bermuda. A company is required to keep at its registered office a register of its directors and officers which is open for inspection for not less than two hours in each day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

     Election or Removal of Directors. Under Bermuda law and the Company's Bye-Laws, directors are elected at the annual general meeting or until their successors are elected or appointed, unless they are earlier removed or resign.

     Under Bermuda law and the Bye-Laws of the Company, a director may be removed at a special general meeting of shareholders specifically called for that purpose, provided that the director was served with at least 14 days' notice. The director has a right to be heard at the meeting. Any vacancy created by the removal of a director at a special general meeting may be filled at such meeting by the election of another director in his or her place or, in the absence of any such election, by the Board of Directors.

     Amendment of Memorandum of Association and Bye-Laws. Bermuda law provides that the Memorandum of Association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. An amendment to the Memorandum of Association other than an amendment which alters or reduces a company's share capital as provided in the Act also requires the approval of the Bermuda Minister of Finance, who may grant or withhold approval at his discretion. The Bye-Laws may be amended by a resolution passed by a majority of shares cast at a general meeting.

     Under Bermuda law, the holders of an aggregate of no less than 20% in par value of a company's issued share capital have the right to apply to the Bermuda Court for an annulment of any amendment of the Memorandum of Association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company's share capital as provided in the Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda Court. An application for amendment of the Memorandum of Association must be made within 21 days after the date on which the resolution altering the company's memorandum is passed and may be made on behalf of the persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No such application may be made by persons voting in favour of the amendment.

     Appraisal Rights and Shareholder Suits. Under Bermuda law, in the event of an amalgamation of two Bermuda companies, a shareholder who is not satisfied that fair value has been paid for his shares may apply to the Bermuda Court to appraise the fair value of his shares. The amalgamation of a company with another company requires the amalgamation agreement to be approved by the board of directors and by a meeting of the holders of shares of the amalgamating company of which they are directors and of the holders of each class of such shares. Under Bermuda law, an amalgamation also requires the consent of the Bermuda Minister of Finance, who may grant or withhold consent at his discretion.

     Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong done to the company where the act complained of is alleged to be beyond the corporate power of the company or is illegal or would result in the violation of the company's Memorandum of Association or Bye-Laws. Furthermore, consideration would be given by the Court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company's shareholders than those who actually approved it.

     When the affairs of a company are being conducted in a manner oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Bermuda Court for an order regulating the company's conduct of affairs in the future or ordering the purchase of the shares by any shareholder, by other shareholders or by the company.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for GTL's Common Stock is The Bank of New York.

                     CERTAIN FOREIGN ISSUER CONSIDERATIONS

     The following discussion is based on the advice of Appleby, Spurling & Kempe, Bermuda counsel to the Company.

     The Company has been designated as a non-resident for exchange control purposes by the Bermuda Monetary Authority ("BMA").

     There are no limitations on the rights of non-Bermuda owners of the Company's Common Stock to hold or vote their shares. Because the Company has been designated as a non-resident for Bermuda exchange control purposes, there are no restrictions on its ability to transfer funds in and out of Bermuda or to pay dividends to United States residents who are holders of the Company's Common Stock, other than in respect of local Bermuda currency.

     In the case of an applicant acting in a special capacity (for example, as an executor or trustee), certificates may, at the request of the applicant, record the capacity in which the applicant is acting. Notwithstanding the recording of any such special capacity, the Company is not bound to investigate or incur any responsibility in respect of the proper administration of any such estate or trust. The Company will take no notice of any trust applicable to any of its shares whether or not it had notice of such trust.

     Under Bermuda law, the Company is an exempted company (that is, it is exempted from the provisions of Bermuda law which stipulate that at least 60% of the equity must be beneficially owned by Bermudians). Consents under The Exchange Control Act 1972 of Bermuda and the regulations made thereunder have been obtained for the issue and subsequent transfer of the Conversion Shares to and among persons not resident in Bermuda for exchange control purposes. Persons regarded as residents of Bermuda for exchange control purposes require specific consent under The Exchange Control Act 1972 to purchase such shares of Common Stock into which the Securities are convertible (the "Conversion Shares"). The Act permits companies to adopt bye-law provisions relating to the transfer of shares of its Common Stock. Neither Bermuda law, the Memorandum of Association nor the Bye-Laws of the Company impose limitations on the right of foreign nationals or non-residents of Bermuda to hold or vote shares of Common Stock of the Company. Pursuant to the provisions of Section 28 of the Company Act 1981 of Bermuda, there is no minimum subscription which must be raised by the issue of the Securities to provide the funds required to be provided in respect of the matters set forth in that section.

     As an exempted company, the Company is exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians, but as an exempted company the Company may not participate in certain business transactions, including: (1) the acquisition or holding of land in Bermuda (except that required for its business and held by way of lease or tenancy for terms of not more than 21 years) without the express authorization of the Bermuda legislature; (2) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 without the consent of the Bermuda Minister of Finance; (3) the acquisition of securities created or issued by, or any interest in, any local company or business, other than certain types of Bermuda government securities or securities of another exempted company, partnership or other corporation resident in Bermuda but incorporated abroad; or (4) the carrying on of business of any kind in Bermuda, except in furtherance of the business of the Company carried on outside Bermuda or under a license granted by the Bermuda Minister of Finance.

     The Bermuda government actively encourages foreign investment in exempted entities like the Company that are based in Bermuda but do not operate in competition with local business. In addition to having no restrictions on the degree of foreign ownership, the Company is subject neither to taxes on its income or dividends nor to any foreign exchange controls in Bermuda. In addition, there is no capital gains tax in Bermuda, and profits can be accumulated by the Company, as required, without limitation.

     The consent of the BMA Exchange Control has been obtained for the issue of the Securities and the Conversion Shares. Approvals or permissions received from the BMA do not constitute a guarantee by the BMA as to the performance of the scheme or creditworthiness of the company involved. Furthermore, in giving such approvals or permissions, the BMA shall not be liable for the performance or default of the scheme or for the correctness of any opinions or statements expressed.

                           DESCRIPTION OF SECURITIES

GENERAL

     The Securities were issued under an Indenture, dated as of March 6, 1996 (the "Indenture"), between the Company and The Bank of New York, as Trustee (the "Trustee"). Section references in parentheses below are to sections in the Indenture. The following summarizes the material provisions of the Indenture and is subject to, and qualified in its entirety by reference to, all the provisions of the Indenture, including the definition therein of certain terms, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. Capitalized terms that are used but not otherwise defined herein have the meanings assigned to them in the Indenture.

     The Securities are limited to $310,000,000 aggregate principal amount and are unsecured obligations of the Company subordinated to all Debt Obligations (as defined below) of the Company. Although the Securities are not equity securities under applicable Bermuda law, the Securities are the substantial equivalent of convertible preferred stock and will be treated as such for U.S. tax purposes. See "Taxation."

     The Company is a holding company, the sole asset of which is its partnership interests in Globalstar. Consequently, the Securities will be effectively subordinated to all existing and future indebtedness and other liabilities and commitments of Globalstar. The Company has no independent means of generating revenue, and, therefore, the Company is dependent in large part upon the revenues and cash flow of Globalstar to meet its obligations, including its obligations under the Securities. The Indenture does not provide the Holders with any rights to accelerate the payment of the Securities. See "Risk
Factors -- Risks Relating to the Securities."

     The specific terms of the Globalstar partnership agreement as it relates to, and affects, the Securities are summarized below. Such summary is qualified in its entirety by reference to the Globalstar partnership agreement, a copy of which has been filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1995 which is incorporated by reference into this Prospectus. The terms of the Company's Preferred Partnership Interests in Globalstar are intended generally to match the terms of the Securities, so that the Company's interest in Globalstar will be generally similar to the interests that the holders of the Securities (the "Holders") have in the Company. See "Risk Factors -- Risks Relating to the Securities -- Dependence on Globalstar Capital Accounts for Cash Distributions to the Company."

     The Securities are eligible for trading in the PORTAL market, a screen-based automated market for trading of securities eligible for resale under Rule 144A.

INTEREST PAYMENTS

     The Securities will bear interest from March 6, 1996 at the rate per annum of 6 1/2% and will mature on March 1, 2006 (the "Mandatory Redemption Date"). Interest will be computed on the basis of a 360-day year of twelve 30-day months and will be payable quarterly in arrears on March 1, June 1, September 1 and December 1 of each year (each an "Interest Payment Date"), commencing on June 1, 1996, to the person in whose name the Security is registered at the close of business on the day of February 15, May 15, August 15, or November 15, as the case may be (each a "Regular Record Date"), next preceding such Interest Payment Date. (Section 3.07).

     The Company may elect to defer interest payments on any Interest Payment Date if Globalstar shall have deferred payment of the scheduled distribution in respect of the Preferred Partnership Interests corresponding to such interest payment. Arrearages of deferred but unpaid interest accruals ("Interest Arrearages") will not themselves bear interest, but so long as any Interest Arrearage remains outstanding, the Company will be prohibited from paying (i) dividends on its Common Stock, (ii) dividends on any preferred stock or (iii) interest on debt ranking pari passu with or junior to the Securities from time to time outstanding except on a pro rata basis with respect to any such pari passu debt based on the aggregate principal amount of such debt. Preferred distributions equal to the aggregate amount of interest payable by the Company on the Securities will be payable to the Company by Globalstar in respect of the Preferred Partnership Interests on each Interest Payment Date, if, as and when declared by the Globalstar General Partners' Committee. The

Company may not elect to defer any interest payment if Globalstar has paid the scheduled distribution in respect of Preferred Partnership Interests corresponding to such interest payment. In the event that the Company fails to pay the interest due for an aggregate of six quarterly interest payments, the Holders will have the rights and remedies described herein under "-- Voting Rights."

OPTIONAL REDEMPTION


     Provisional Redemption. The Company may redeem, in whole or in part (the "Provisional Redemption"), at any time prior to March 2, 1999, at the redemption price of 103% of the aggregate principal amount of the Securities to be redeemed plus accrued and unpaid interest, if any, to the date of redemption (the "Provisional Redemption Date"), in the event that the Current Market Value (as defined below) of the Common Stock equals or exceeds the following Trigger Percentages of the prevailing Conversion Price (as defined below) then in effect for at least 20 trading days in any consecutive 30-day trading day period ending on the trading day prior to the date of mailing of the notice of Provisional Redemption (the "Notice Date"), if called for Redemption in the 12-month period ending on March 1 of the following years:


                        TRIGGER
  YEAR                 PERCENTAGE
- ---------            --------------
  1997                     170%
  1998                     160%
  1999                     150%

     UPON ANY PROVISIONAL REDEMPTION, THE COMPANY WILL MAKE AN ADDITIONAL PAYMENT (THE "INTEREST MAKE-WHOLE PAYMENT") WITH RESPECT TO THE SECURITIES CALLED FOR REDEMPTION, INCLUDING THOSE SECURITIES CONVERTED INTO COMMON STOCK BETWEEN THE NOTICE DATE AND THE PROVISIONAL REDEMPTION DATE, IN AN AMOUNT EQUAL TO THE PRESENT VALUE OF THE AGGREGATE AMOUNT OF INTEREST PAYMENTS THEREAFTER PAYABLE ON SUCH SECURITIES FROM THE PROVISIONAL REDEMPTION DATE TO THE THIRD ANNIVERSARY OF THE ISSUE DATE (THE "INTEREST MAKE-WHOLE PERIOD"). Such present value shall be calculated using the bond equivalent yield on U.S. Treasury notes or bills having a term nearest in length to that of the Interest Make-Whole Period as of the Notice Date.

     Subsequent Optional Redemption. Commencing March 2, 1999, the Securities will be redeemable at any time, in whole or in part, at the election of the Company (the "Optional Redemption"), at a redemption price equal to the percentage set forth below of the principal amount to be redeemed plus accrued and unpaid interest, if any, to the date of redemption (the "Optional Redemption Date") if redeemed in the 12-month period ending on March 1 of the following years:

                   REDEMPTION
YEAR                 PRICE
- ----             --------------
2000                   103%
2001                   102%
2002                   101%

and thereafter at a redemption price equal to 100% of the principal amount to be redeemed plus accrued and unpaid interest, if any, to the Optional Date of Redemption.


     The Company may not initiate either a Provisional Redemption or Optional Redemption unless and until it receives a notice from Globalstar that Globalstar intends to make a corresponding redemption of an equal amount of Preferred Partnership Interests. The Company shall effect a Provisional Redemption or Optional Redemption following notice from Globalstar of a corresponding redemption of an equal amount of Preferred Partnership Interests.


MANDATORY REDEMPTION

     Each Security (if not earlier redeemed or converted) will be mandatorily redeemed by the Company on the Mandatory Redemption Date at a redemption price of 100% of the principal amount per Security plus accrued and unpaid interest, if any (including all Interest Arrearages), to the Mandatory Redemption Date.

METHOD OF PAYMENTS

     Globalstar may make any payments due on the Preferred Partnership Interests
(i) in cash, (ii) by delivery of Ordinary Partnership Interests to the Company (as described below) or (iii) through any combination of the foregoing. Likewise, the Company may make any payments due on the Securities, including redemption payments, interest payments and the Interest Make-Whole Payment, (i) in cash; (ii) by delivery of Common Stock (based upon 90% of the Average Market Value in the case of interest payments, including the Interest Make-Whole Payment, and 100% of the Average Market Value in the case of all other payments); or (iii) through any combination of the foregoing, provided, however, if Globalstar shall have paid the scheduled distribution or redemption payment on the Preferred Partnership Interests corresponding to such payment in cash, the Company shall make such payment in cash. The Company intends to use the same form of consideration as Globalstar used with respect to the Preferred Partnership Interests, except that the Company will deliver Common Stock instead of Ordinary Partnership Interests; however, the Company reserves the right to make a cash payment from the proceeds of an issuance of Common Stock following a payment by Globalstar through a delivery of Ordinary Partnership Interests. In the event that Globalstar pays a scheduled distribution to the Company in cash, the Company shall pay the corresponding interest payment in cash. The Company also reserves the right to make interest payments notwithstanding the fact that it shall not have received a distribution on the Preferred Partnership Interests for the corresponding Interest Payment Date. See "Risk Factors -- Risks Relating to the Securities -- Dependence on Globalstar for Payments; Conflicts of Interest" and "Risk Factors -- Risks Relating to the Securities -- Interest Deferral; Payments in Common Stock."

     If the Company elects to make a cash payment from the proceeds of any issuance of Common Stock, the valuation of the Ordinary Partnership Interests to be delivered to the Company underlying the Common Stock to be issued shall be based upon the price at which such Common Stock is sold, which sale shall occur no later than the fifth business day prior to the applicable payment date. If the Company elects to deliver Common Stock to the Holders in lieu of a cash payment, the valuation of the Ordinary Partnership Interests to be delivered to the Company underlying such Common Stock shall be based upon the 90% of the Average Market Value of the Common Stock in the case of interest payments, including the Interest Make-Whole Payment, and 100% of the Average Market Value of the Common Stock in the case of all other payments. No fractional shares of Common Stock will be delivered to the Holders, but the Company shall instead pay a cash adjustment determined as described under "-- Adjustment for Fractional Shares." Any portion of a redemption that is declared and not paid through the delivery of shares of Common Stock will be paid in cash.

     Globalstar will be required to deliver to the Company, no later than 20 business days prior to each Interest Payment Date, a notice stating (i) whether it will pay the applicable preferred distribution and (ii) if so, the form of consideration in which it will make such distribution. In addition, Globalstar will deliver to the Company a notice, no later than 20 business days prior to any Provisional Redemption Date, any Optional Redemption Date and the Mandatory Redemption Date, stating (i) in the case of a Provisional or Optional Redemption, that it has initiated such Redemption and (ii) the form of consideration which it will make on the applicable Redemption Date. The Company shall (i) in the case of a Provisional or Optional Redemption, notify the Holders, within one business day of receipt of the notice described above from Globalstar, of its intention to make such redemption, if such election shall have been made by the Company, and the date of any such Provisional or Optional Redemption and (ii) notify Globalstar, at least 12 business days prior to each Interest Payment Date or any applicable Redemption Date, as the case may be, of whether it has elected to pay the interest or redemption payment on the Securities in cash or in Common Stock. The Company shall also deliver notice described in clause (ii) above to the Holders but only if the form of payment includes Common Stock.

     "Average Market Value" of the Common Stock will mean the arithmetic average of the Current Market Value of the Common Stock for the ten trading days ending on the second business day prior to the applicable date of payment.

     "Current Market Value" of the Common Stock will mean the average of the high and low sale prices of the Common Stock as reported on the NNM or any national securities exchange upon which the Common Stock is then listed, for the trading day in question.

CONVERSION RIGHTS

     The Securities are convertible into Common Stock at the option of the Holder at any time prior to the Mandatory Redemption Date (unless earlier redeemed by the Company), initially at the conversion price (the "Conversion Price") of $65.00 per share (equivalent to 0.7692 shares of Common Stock for each $50 principal amount of Securities). The Securities are initially convertible into an aggregate of 4,769,230 shares of Common Stock, representing approximately 25% of the Common Stock outstanding on a fully diluted basis, and an indirect beneficial interest in 4,769,230 Ordinary Partnership Interests upon conversion, representing approximately 8.4% of the total units of Ordinary Partnership Interests outstanding after giving effect to the GTL Guarantee Warrants and the Additional Warrants. Upon a conversion of any Securities, a corresponding number of the Company's Preferred Partnership Interests in Globalstar will be converted into Ordinary Partnership Interests.

     Securities surrendered for conversion during the period from the close of business on any Regular Record Date next preceding any Interest Payment Date to the opening of business on such Interest Payment Date (except Securities called for redemption on a Redemption Date within such period) must be accompanied by payment in cash of an amount equal to the interest thereon which the registered Holder is to receive; provided, that no payment shall be owed or payable to any converting Holder if the Board of Directors of the Company shall have elected to defer the interest payment to be made on such Interest Payment Date. No other adjustment for interest or dividends, including for any Interest Arrearages, is to be made upon conversion. Fractional shares of Common Stock will not be issued upon conversion, but in lieu thereof the Company will pay a cash adjustment in the manner described under "-- Adjustment for Fractional Shares."

     The right of conversion attaching to any Security may be exercised by a Holder by delivering the Security at the specified office of a conversion agent (as described under "-- Payments, Paying Agents and Conversion Agents" below) accompanied by a duly signed and completed notice of conversion. The conversion date shall be the date on which the Security and the duly signed and completed notice of conversion shall have been so delivered. A Holder delivering a Security for conversion will not be required to pay any taxes or duties payable in respect of the issue or delivery of Common Stock on conversion, but will be required to pay any tax or duty which may be payable in respect of any transfer involved in the issue or delivery of the Common Stock in a name other than that of the Holder. Certificates representing shares of Common Stock will not be issued or delivered unless all taxes and duties, if any, payable by the Holder have been paid.

     The Conversion Price is subject to adjustment (under formulae set forth in the Indenture) under certain circumstances, including: (i) the issuance of Common Stock as a dividend or distribution on Common Stock (other than the issuance of Common Stock in connection with the conversion of Securities); (ii) the issuance to all holders of Common Stock of rights or warrants entitling them to subscribe for or purchase Common Stock at a price per share less than the Current Market Price (other than the Guarantee Warrants and the Additional Warrants); (iii) certain subdivisions and combinations of Common Stock; (iv) the issuance as a dividend or distribution to all holders of Common Stock of shares of capital stock of the Company (other than Common Stock) or evidences of indebtedness, cash or other assets of the Company (including securities, but excluding those rights, warrants, dividends and distributions referred to above and dividends and distributions in connection with the liquidation, dissolution or winding up of the Company or paid exclusively in cash); (v) dividends or other distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in clause (iv)) to all holders of Common Stock to the extent such distributions, combined with (A) all such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made plus (B) any cash and the fair market value of other consideration payable in respect of any tender offers by the Company for Common Stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 10% of the Company's market capitalization (being the product of the then current market price of the Common Stock times the number of shares of Common Stock then outstanding) on the record date for such distribution; and (vi) the purchase of Common Stock pursuant to a tender offer made by the Company to the extent that the aggregate consideration, together with (X) any cash and the fair market value of any other consideration payable in any other tender offer expiring within the 12 months preceding such tender offer in respect of which no adjustment has been made plus (Y) the aggregate amount of any such all-cash distributions referred to in clause (v) above to all holders of Common Stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 10% of the Company's market capitalization on the expiration of such tender offer.

     In the case of certain consolidations or mergers to which the Company is a party or the conveyance or transfer of the properties and assets of the Company substantially as an entirety, each Security then outstanding would, without the consent of any Holders of Securities, become convertible only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, conveyance or transfer by a holder of the number of shares of Common Stock into which the Security might have been converted immediately prior to such consolidation, merger, conveyance or transfer, assuming such holder of Common Stock failed to exercise his rights of election, if any, as to the kind or amount of securities, cash and other property receivable upon the consolidation, merger, conveyance or transfer (provided that if the kind of amount of securities, cash or other property so receivable is not the same for each non-electing share, the kind and amount so receivable by each non-electing share shall be deemed to be the kind and amount so receivable per share by a plurality of the non-electing shares). The Company may not become a party to any such consolidation or merger unless the terms thereof are consistent with the foregoing. (Section 12.06)

RANKING


     The Securities will be subordinated and subject, to the extent and in the manner set forth in the Indenture, to the prior payment in full of all Debt Obligations of the Company (Section 13.01). "Debt Obligations" mean the principal of, premium, if any, interest and other amounts due on any indebtedness, whether now outstanding or hereafter created, incurred, assumed or guaranteed by the Company, for money borrowed from others (including obligations under capitalized leases, purchase money indebtedness or any trade credit), liabilities incurred in the ordinary course of business, commitment, standby and other fees due and payable to financial institutions with respect to credit facilities that may be maintained by the Company or in connection with the acquisition by the Company of any other business or entity, or in respect of letters of credit or bid, performance or surety bonds issued for the account or on the credit of the Company, and, in each case, all renewals, extensions and refundings thereof, other than (i) any such indebtedness as to which, in the instrument creating or evidencing the same, it is provided that such indebtedness is pari passu or junior in right of payment to the Securities and
(ii) the Securities. In addition, the Securities will rank senior to the Company's Common Stock with respect to the payment of dividends, payments on redemption and payments of amounts distributable upon dissolution, liquidation or winding up of the Company. The Indenture does not limit the amount of indebtedness or other obligations that the Company may incur. See "Risk
Factors -- Risks Related to the Securities -- Subordination of Securities."


     No cash payments of principal of, premium, if any, or interest on, the Securities may be made and no Securities may be redeemed, retired or purchased for cash (excepting payment for fractional shares) if the Company is then in default in the payment of any Debt Obligations or if at the time any other Event of Default under the terms of any Debt Obligations exists permitting acceleration thereof. Upon any payment or distribution of assets of the Company in the event of any insolvency, reorganization, liquidation or similar proceeding, all Debt Obligations must be repaid in full (including any interest thereon accruing after the commencement of any proceeding) before the Holders will be entitled to receive or retain any payment. The Securities may not be declared due and payable prior to the Mandatory Redemption Date because of the failure to make interest payments when due or to make payments with respect to any applicable redemption or under the terms of any Debt Obligations. By reason of such subordination, in the event of insolvency, creditors of the Company who are holders of Debt Obligations may recover more, ratably, than Holders. (Section 13.02)

     The priority provisions of the Preferred Partnership Interests are generally similar to the subordination provisions of the Securities. The Company's Preferred Partnership Interests will be subordinated to the existing and future liabilities of Globalstar, and the Preferred Partnership Interests will rank senior only to the Ordinary

Partnership Interests with respect to payment of distributions. The Preferred Partnership Interests also will be subordinated to (i) the distribution of the Managing Partner's Allocation which equals 2.5% of Globalstar's revenues up to $500 million plus 3.5% of revenues in excess of $500 million, which will be reduced by 50% in any year in which Globalstar incurs a net loss; (ii) the Guarantee Fee and the notes that may be issued in lieu of such Guarantee Fee; and (iii) certain distributions made to partners in respect of taxes levied upon the operations of Globalstar. Because the Company is a holding company, the sole asset of which is its partnership interests in Globalstar, the obligations of the Company in respect of the Securities will be structurally subordinated to all obligations of Globalstar, including the Managing Partner's Allocation, the Guarantee Fee and tax distributions of Globalstar. At June 30, 1996, Globalstar had approximately $160 million of current liabilities and vendor financing ranking senior to the Preferred Partnership Interests. See "Risk Factors -- Risks Relating to the Securities -- Subordination of Securities."


DENOMINATION, REGISTRATION AND TRANSFER

     The certificates representing the Securities have been issued in fully registered form, without coupons. Except as described in the next paragraph, the Securities have been deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC"), and registered in the name of Cede & Co., as DTC's nominee in the form of a global Securities certificate (the "Global Certificate") or will remain in the custody of the Trustee pursuant to a FAST Balance Certificate Agreement between DTC and the Trustee.

     Securities originally purchased by or transferred to "accredited investors" (as defined in Rule 501(a) under the Securities Act) who are not "qualified institutional buyers" (as defined in Rule 144A under the Securities Act and referred to as "QIBs") have been issued and registered in certificated form without coupons (the "Restricted Certificated Securities"). Securities originally purchased by or transferred to persons outside of the United States pursuant to sales in accordance with Regulation S have been issued and registered in certificated form without coupons (the "Certificated Securities") or in the form of a temporary certificate as described more fully below. Restricted Certificated Securities are not eligible to be exchanged for an interest in a global Securities certificate.

     Securities originally purchased by persons outside the United States pursuant to sales in accordance with Regulation S under the Securities Act were represented upon issuance by a temporary Security certificate (the "Temporary Certificate") which were not exchangeable for an interest in the Global Certificate or Certificated Securities until the expiration of the "40-day restricted period" within the meaning of Rule 903(c)(3) of Regulation S under the Securities Act. Each Temporary Certificate was registered in the name of, and held by, a temporary certificate holder until the expiration of such 40-day period, at which time the Temporary Certificate may have been delivered to the Trustee in exchange for an interest in a Global Certificate or a Certificated Security.

     Ownership of beneficial interests in a Global Certificate will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Ownership of beneficial interests in a Global Certificate will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Qualified institutional buyers may hold their interests in a Global Certificate directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.

     So long as DTC, or its nominee, is the registered owner or holder of a Global Certificate, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Securities represented by such Global Certificate for all purposes under the Indenture and the Securities. No beneficial owner of an interest in a Global Certificate will be able to transfer the interest except in accordance with DTC's applicable procedures, in addition to those provided for under the Indenture or described above.

     Payments of the principal of, premium, if any, and interest on, a Global Certificate will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither the Company, the Trustee nor any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Certificate or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that DTC or its nominee, upon receipt of any payment of principal or interest on a Global Certificate, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Certificate as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Certificate held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

     Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules. If a Holder requires physical delivery of a Certificated Security for any reason, including to sell Securities to persons in jurisdictions which require such delivery of such Securities or to pledge such Securities, such Holder must transfer its interest in a Global Certificate in accordance with the normal procedures of DTC and the procedures set forth in the Indenture. Once an interest in a Global Certificate is delivered as a Certificated Security to an Accredited Investor, such Certificated Security may not be exchanged for an interest in a global Securities certificate.

     The Company expects that DTC will take any action permitted to be taken by a Holder of Securities (including the presentation of Securities for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in a Global Certificate is credited and only in respect of such portion of the aggregate principal amount of the Securities as to which such participant or participants has or have given such direction.

     DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

     Although the Company expects that DTC will agree to the foregoing procedures in order to facilitate transfers of interests in a Global Certificate, among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

     If DTC is at any time unwilling or unable to continue as depositary for a Global Certificate and a successor depositary is not appointed by the Company within 90 days, the Company will issue Certificated Securities in exchange for a Global Certificate which will bear the legend referred to under "Notice to Investors" subject to the provisions of such legend.

TRANSFER AND EXCHANGE

     A Holder may transfer or exchange Securities in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Securities selected for redemption. Also, the Company is not required to transfer or exchange any Securities for a period of 15 days before a selection of Securities to be redeemed.

     The registered Holder of Securities will be treated as the owner of such Securities for all purposes.

     The transfer of Securities may be registered, and Securities may be presented in exchange for other Securities of different authorized denominations, at the office of Trustee or agency maintained by the

Company for such purpose in New York City and any other office or agency maintained by the Company for such purpose, without service charge (other than the cost of delivery) and upon payment of any taxes or other governmental charges. Securities may also be presented for purposes of such exchange (but not registration) at the offices of the Trustee in London, or such other paying agents as may be specified in notices to the Holders of Securities in accordance with "Notices" below. The Company shall not be required, in the event of a redemption in part, (i) to register the transfer of Securities for a period of 15 days immediately preceding the date notice is given identifying the serial numbers of the Securities called for such redemption; or (ii) to register the transfer of or exchange of, any such Securities, or portion thereof, called for redemption. (Section 3.05)

PAYMENTS, PAYING AGENTS AND CONVERSION AGENTS

     The principal or Redemption Price of and interest, including any Interest Make-Whole Payment, on the Securities will be payable (whether such payments are in cash or Common Stock), and the Securities will be convertible and exchangeable and transfers thereof will be registrable, at the office of the Trustee or the office or agency of the Company maintained for such purpose in The City of New York and at any other office or agency maintained by the Company for such purpose, provided that, at the option of the Company, payment of interest in cash may be made by check mailed to the address of the person entitled thereto as it appears in the Security Register. All payments of cash will be made in United States Dollars.

     Payments (whether in cash or Common Stock) of the principal or Redemption Price of the Securities will be made at the corporate trust office of the Trustee or agency maintained by the Company for such purpose in New York City or any office or agency maintained for such purpose. If the payments are made in cash, such payments shall be made by United States dollar check drawn on, or wire transfer to a United States dollar account maintained by the Holder with, a bank located in New York City mailed to the Holder at such Holder's registered address or (if arrangements satisfactory to the Company are made by the agent of the Holder) by wire transfer to a dollar account maintained by the Holder with a bank in New York City. Payment of interest on any Interest Payment Date will be made to the person in whose name such Securities is registered at the close of business on the Regular Record Date prior to the relevant Interest Payment Date. Accrued interest payable on any Securities that are redeemed in cash will be payable in the manner described above with respect to payments of the Redemption Price of the Securities, except Securities that are redeemed on a date after the close of business on the Regular Record Date immediately preceding such Interest Payment Date and on or before the Interest Payment Date, on which interest will be paid to the Holder of record on the Interest Record Date. Any Interest Make-Whole Payment will be paid to the Holder of Record on the date of conversion or date of redemption, as the case may be.

     The Securities may be surrendered for conversion or exchange at the corporate trust office of the Trustee or agency maintained by the Company for such purpose in New York City or, at the option of the Holder and subject to applicable laws and regulations, at the office of any of the conversion agents.

     The paying agents and conversion agents may be terminated at any time and additional or other paying and conversion agents may be appointed, provided that until the Securities have been delivered for cancellation, or monies and/or Common Stock sufficient to pay the principal of and interest on the Securities have been made available for payment and either paid or returned to the Company, a paying, conversion and transfer agent will be maintained (i) in New York City for the payment of the principal or Redemption Price of and interest, including any Interest Make-Whole Payment, on Securities and for the surrender of Securities for conversion or redemption and (ii) in a European city for the payment of the principal or Redemption Price of and interest, including any Interest Make-Whole Payment, on Securities and for the surrender of Securities for conversion or redemption. Notice of any such termination or appointment and of any change in the office through which any paying, conversion or transfer agent will act will be given in accordance with "Notices" below.

     All monies paid and all Common Stock delivered by the Company to a paying agent for the payment of principal or Redemption Price of or interest, including any Interest Make-Whole Payment, on any Securities that remain unclaimed at the end of two years after such principal or interest shall have become due and payable will be repaid or returned, as the case may be, to the Company, and the Holder of such Securities will thereafter look only to the Company for payment or delivery thereof.

VOTING RIGHTS

     Except as required by law, the Holders will not be entitled to any voting rights unless the Company has deferred scheduled interest payments for an aggregate of six quarterly interest payments (a "Deferral Trigger Event"). In such case, the number of members of the General Partners' Committee of Globalstar will be increased by one and the Holders of the Securities, voting separately as a class with the Holders of any other securities upon which similar voting rights have been conferred and are exercisable, will be entitled to elect one representative to such General Partners' Committee (the "CPE Representative"). In addition, upon a Deferral Trigger Event, Loral SpaceCom has agreed to use its best efforts to cause the shareholders of the Company to approve and elect a nominee to the Board of Directors of the Company designated by the Holders of the Securities (the "CPE Nominee"). If the shareholders shall fail to approve such CPE Nominee, Loral SpaceCom will seek the resignation of a Loral SpaceCom designee director from the Board of Directors of the Company and will use its best efforts to cause the Board of Directors of the Company to appoint the CPE Nominee to the Board of Directors of the Company until the next annual meeting of shareholders, at which time such appointment will be submitted to the shareholders of the Company for their approval; provided, however, that if such shareholder approval is not obtained, the above-described mechanics shall continue to be in effect. The CPE Representative and the CPE Nominee, if appointed to the Board, will promptly resign upon receipt of notice from the Company that all Interest Arrearages with respect to the Securities have been paid. See "Risk Factors -- Structural and Market Risks.

REGISTRATION RIGHTS

     Pursuant to the Registration Rights Agreement among the Company, Globalstar and the Initial Purchasers ("the Registration Rights Agreement"), the Company agreed for the benefit of the Holders of the Securities that it would: (i) within 120 days after the date the Securities were initially issued (the "Issue Date"), file a shelf registration statement (the "Shelf Registration Statement") with the Commission with respect to resales of the Securities and the Conversion Shares; (ii) use its best efforts to cause such Shelf Registration Statement to be declared effective by the Commission within 180 days after the Issue Date; and (iii) maintain such Shelf Registration Statement continuously effective under the Securities Act until the third anniversary of the Issue Date or such earlier date as of which the Securities shall no longer be restricted securities pursuant to Rule 144(k) or all the Securities or the Common Stock issuable upon conversion thereof have been sold pursuant to such Shelf Registration Statement.

     THE INTEREST RATE DUE ON THE SECURITIES DOES NOT INCREASE IN THE EVENT THAT THE COMPANY BREACHES ANY OF ITS OBLIGATIONS UNDER THE REGISTRATION RIGHTS AGREEMENT.

     The Company will provide to each Holder copies of the prospectus, which will be a part of such Shelf Registration Statement, notify each such Holder when such Shelf Registration Statement has become effective and take certain other actions as are required to permit unrestricted resales of the Securities and the Conversion Shares. A Holder of Offered Securities that sells such securities pursuant to a Shelf Registration Statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement that are applicable to such a Holder (including certain indemnification and contribution rights and obligations). The Preferred Partnership Interests will not be subject to any registration rights.

REPORTS

     Whether or not required by the rules and regulations of the Commission, so long as any Securities are outstanding, the Company will file with the Commission and furnish to the Holders of Securities all quarterly and annual financial information required to be contained in a filing with the Commission on Forms 10-Q and 10-K including a "Management's Discussion and Analysis of Results of Operations and Financial Condition" and, with respect to the annual information only, a report thereon by the Company's certified independent accountants.

SINKING FUND

     There will be no sinking fund established for the retirement of the Securities.

MODIFICATION OF THE INDENTURE

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of two-thirds in principal amount of the Outstanding Securities; provided, that no such modification or amendment may, without the consent of the Holder of each Outstanding Security affected thereby, (i) change the Mandatory Redemption Date of the principal of, or the due date of any installment of interest on, the Securities, (ii) reduce the principal amount or Redemption Price of, the rate of interest thereon, or any Interest Make-Whole Payment payable on, any Securities, (iii) change the place of payment where, or the coin or currency in which, any Security or any payment thereon is payable, (iv) impair the right to institute suit for the enforcement of any such payment when due, (v) adversely affect the conversion rights of the Holders, (vi) modify the provisions of the Indenture with respect to the subordination of the Securities in a manner adverse to the Holders, (vii) adversely affect the right to require the Company to redeem Securities or (viii) reduce the percentage in principal amount of Securities the consent of whose Holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults. (Section 9.02)

ADJUSTMENT FOR FRACTIONAL SHARES

     No fractional shares of Common Stock will be delivered upon the redemption or conversion of any Securities. Whether or not a fractional share would be delivered to a Holder of Securities shall be based upon the total number of Securities at the time held by such Holder and the total number of shares of Common Stock otherwise deliverable in respect thereof. In lieu of the issuance of a fraction of a share of Common Stock, the Company shall pay instead an amount in cash (rounded to the nearest whole cent) equal to the same fraction of the closing sales price of a share of Common Stock on the trading day immediately preceding the redemption or conversion date. (Section 12.03)

CONSOLIDATION, MERGER, CONVEYANCE OR TRANSFER

     The Indenture provides that the Company shall not consolidate with or merge into any other corporation or convey or transfer its properties and assets substantially as an entirety to any person, unless (i) any such successor assumes the Company's obligations under the Securities and the Indenture, (ii) after giving effect thereto, no Event of Default shall have occurred and be continuing and (iii) certain other conditions under the Indenture are met. (Section 8.01) Upon any such consolidation or merger, or any such conveyance or transfer of the properties and assets of the Company substantially as an entirety, the successor corporation formed by such consolidation, or into which the Company is merged, or to which such conveyance or transfer is made, shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if such successor corporation had been named as the Company. The Company as the predecessor corporation shall be relieved of all obligations and covenants under the Indenture. (Section 8.02)

NOTICES

     Notice to Holders of Securities will be given by mail to the registered addresses of such Holders. (Section 1.06)

REPLACEMENT OF SECURITIES

     Securities that become mutilated, destroyed, stolen or lost will be replaced by the Company at the expense of the Holder upon delivery to the Trustee of the Securities or evidence of the loss, theft or destruction thereof satisfactory to the Company and the Trustee. In the case of a lost, stolen or destroyed Security, an indemnity satisfactory to the Company and the Trustee may be required at the expense of the Holder of such Security before a replacement Security will be issued. (Section 3.06)

GOVERNING LAW

     The Indenture will provide that the Securities will be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby. (Section 1.12)

THE TRUSTEE

     The Bank of New York will be the Trustee under the Indenture.

                                    TAXATION

     This summary of certain tax considerations is based upon current (as of the date of this Prospectus) laws, treaties, cases, regulations and rulings. It does not consider all the tax issues that might be relevant to an investor or that depend upon an investor's particular circumstances.

     Prospective investors should consult their own professional advisors about the tax consequences of an investment in the Company under the laws of the jurisdictions in which they are subject to taxation.


     The legal conclusions set forth below in the discussion of U.S. tax law are the opinions of Willkie Farr & Gallagher, special U.S. counsel to the Company. The summary of certain Bermuda tax consequences is the opinion of Appleby, Spurling & Kempe, Bermuda counsel to the Company.


UNITED STATES TAX CONSIDERATIONS

     Taxation of United States Investors in the Company. For U.S. tax purposes the Securities will be classified as preferred stock and not as debt obligations. Interest payments will be taxed as dividends. A payment will be taxable as ordinary dividend income to the extent it is paid out of the Company's current or accumulated earnings and profits. Payments in excess of such earnings and profits will be treated as a tax-free return of capital to the extent of the Holder's tax basis in the Securities. Such payments will reduce the tax basis at which the Security is held. The Company expects that payments during at least the first two years will not be covered by earnings and profits and will constitute a tax-free return of capital. Subject to the discussion below, and assuming that the holder holds the Security as a capital asset, payments in excess of the Holder's tax basis will be a capital gain that is long-term or short-term depending on the holding period for the Security. Interest paid with Common Stock will be taxed in the same manner as a cash distribution in an amount equal to the fair market value of such stock. Certain adjustments to the Conversion Price also would be taxed as if they were cash distributions, generally equal in amount to the fair market value of the increased proportionate interest in the Company affected by the adjustment.

     Because the Company is a foreign corporation, the dividend payments will not be eligible for the inter-corporate dividends-received deduction.

     Subject to the discussion below on PFICs and assuming the Holder holds the Security as a capital asset, any gain or loss recognized by a U.S. holder on the sale or other disposition (other than a redemption by the Company) of a Security will be capital gain or loss. Such capital gain or loss will be long-term or short-term depending on the holding period for the Security. A Holder will also generally recognize capital gain or loss upon a redemption of Securities for cash.

     Notwithstanding the foregoing, on a redemption of Securities, in certain limited circumstances (primarily those involving Holders whose proportionate interests in the Company remain the same or increases after the redemption, or in the case of Holders with significant interests in the Company, whose interests in the Company are not materially reduced as a result of the redemption), such Holders may be required to treat any payments received with respect to such redemption as a dividend (taxable as described above) in whole or in part, without offset for such holder's basis in the Securities, and may not be entitled to recognize a loss.

     Subject to the discussion below on PFICs, the conversion of Securities into Common Stock or the receipt of solely Common Stock on a Provisional, Optional or Mandatory Redemption would not be a taxable event. If both cash and Common Stock are received in a redemption, the Holder would realize a gain (which under certain limited circumstances may be taxed as ordinary dividend income) equal to the amount by which the fair market value of the Common Stock and the cash received exceeded his tax basis in the Security surrendered. However, the gain recognized for tax purposes would be the lesser of (x) the gain realized or (y) the cash received.

     Special rules apply to the taxation of a U.S. shareholder in a "passive foreign investment company" (a "PFIC"). A PFIC is a foreign corporation (i) 75% or more of whose income is passive or (ii) 50% or more of whose assets produce or are held to produce passive income. The Company believes that it has not been a PFIC and will not become one. The Company expects to earn, through Globalstar, sufficient active income to avoid PFIC status. However, Globalstar may earn passive income such as interest on working capital and royalties on certain intangibles. Furthermore, the extent and timing of Globalstar's active business income cannot be predicted with certainty.


     If the Company were a PFIC, unless a U.S. holder of Securities or Common Stock makes the QEF election described below, he would be subject to a tax-deferral charge on gain on a disposition of and on certain "excess distributions" received from the Company. Any such gains or excess distributions would be taxable at ordinary income rates. Under currently proposed, but not yet adopted, Treasury Regulations, the exchange of the Securities for Common Stock (either on conversion or on redemption of the Securities) would not be a "disposition" if the Company was a PFIC for the taxable year in which the conversion occurred. If the Company had been a PFIC but was no longer, the exchange would appear to be considered a taxable event.


     If a shareholder makes the qualified electing fund ("QEF") election, he would be required to include in his taxable income his pro rata share of the Company's ordinary earnings and net capital gain for each taxable year (regardless of when or whether cash attributable to such income is actually distributed to such shareholder by the Company). If the shareholder makes a QEF election, the tax-deferral charge and ordinary income rules described in the preceding paragraph will not apply. Actual distributions out of amounts so included in income will not be taxable to the shareholder. A shareholder's tax basis in its shares of Common Stock will be increased by the amount so included and decreased by the amount of nontaxable distributions.

     The QEF election is effective only if certain required information is made available by the Company to the U.S. Internal Revenue Service ("IRS"). In the event the Company is characterized as a PFIC for federal income tax purposes, the Company will undertake to provide to each U.S. shareholder the information needed to comply with the IRS information requirements and to determine each U.S. holder of Securities or Common Stock's pro rata share of the Company's ordinary earnings and net capital gain.

     Taxation of Non-U.S. Investors in the Company. The Company expects that most of its income will be from sources outside the United States and will not be effectively connected with a U.S. trade or business. Thus, a non-U.S. resident alien individual, a non-U.S. corporation, a non-U.S. trust or a non-U.S. estate will not be subject to U.S. federal taxation on distributions received from the Company unless those distributions are effectively connected with the conduct by the investor of a trade or business in the United States. In addition, such a non-U.S. investor will not be subject to U.S. federal taxation on gains realized by the investor on a sale or exchange of Securities or Common Stock unless the sale of such securities is attributable to an office or fixed place of business maintained by the investor in the United States. The determination of whether an investor is engaged in the conduct of a trade or business in the United States or whether the sale of an investor's Securities is attributable to an office or fixed place of business of the investor in the United States depends on the facts and circumstances of each investor's case. Each prospective investor should consult with his own tax advisor to determine whether his distributions or gains will be subject to U.S. federal taxation.

     Taxation of the Company. The Company's tax consequences result from its status as a partner in Globalstar. As a partnership, Globalstar itself will not be subject to federal income taxation. Generally, its partners will be taxed as if they directly expended their share of Globalstar expenditures and directly realized their share of Globalstar income. The Company expects, based on Globalstar's description of its proposed activities, that most of the Company's income will be from sources outside the United States and that such income will not be effectively connected with the conduct of a trade or business within the United States ("Foreign Income"). Thus, there generally will be no U.S. taxes on the Company's share of Globalstar's Foreign Income.

     The Company will be subject to U.S. tax at regular U.S. federal, state and local corporate rates on the Company's share of Globalstar's income which is effectively connected with the conduct of a trade or business in the United States ("U.S. Income"), and will be required to file federal, state and local income tax returns with respect to such U.S. Income. Globalstar is obligated to provide the information required for the Company to prepare its federal, state and local income tax returns. Globalstar intends to make cash distributions, to the extent of available funds, to all partners until the non-U.S. partners, such as the Company, have been distributed an amount sufficient to enable them to pay the federal, state and local income taxes on their share of Globalstar's U.S. Income. The distribution to non-U.S. partners for federal income taxes may be made by a withholding tax payment made by Globalstar to the U.S. Treasury. The amount withheld may exceed the amount of the Company's federal income tax liability and the Company would then be entitled to seek a refund from the U.S. Treasury for the excess amount. In addition to the regular U.S. taxes, the Company will be subject to a United States branch profits tax (currently 30%) on actual or deemed withdrawals of its share of Globalstar's U.S. Income. A portion of each distribution by Globalstar to the Company will be a taxable withdrawal of U.S. income and, to the extent that it has cash available, Globalstar is required to make a distribution to the Company to enable it to pay its regular U.S. tax liability.

BERMUDA TAX CONSIDERATIONS

     At the date of this Prospectus, there is no Bermuda income tax, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate or stamp duty or inheritance tax payable by the Company or the Holders (other than Holders ordinarily resident in Bermuda) in respect of their investment in the Securities.

     The Company has obtained from the Minister of Finance under the Exempted Undertakings Tax Protection Act 1966, as amended, a certificate confirming that, in the event of there being enacted in Bermuda, any legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not until March 28, 2016 be applicable to the Company or to any of its operations, or other obligations of the Company except insofar as such tax applies to persons ordinarily resident in Bermuda and holding such Securities or other obligations, or to any land in Bermuda leased or let to the Company.

     The Company is liable to pay the Bermuda government an annual registration fee calculated on a sliding scale based upon the assessable capital of the Company which fee will not exceed BD$25,000.00.

     The Company has been classified as non-resident of the Bermuda exchange control area by the Bermuda Monetary Authority, whose permission for the issue of the Securities has been sought. The transfer of Securities between persons regarded as non-resident of Bermuda for exchange control purposes and the issue and redemption of Securities to and by such persons may be effective without specific consents under the Exchange Control Act 1972 of Bermuda and Regulations made thereunder. Transfers involving any person regarded as resident in Bermuda for exchange control purposes requires specific authorization under that Act. The Company by virtue of being a non-resident of Bermuda for exchange control purposes, is free to acquire, hold and sell any foreign currency, securities and other investments without restrictions.

     Purchasers of Securities may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase. Prospective purchasers should consult their tax advisers as to the tax laws of applicable jurisdictions and the specific tax consequences of acquiring, holding and disposing of the Securities.

     The Securities do not provide for additional payments by the Company following a change in the tax laws or rules of Bermuda that is adverse to the Holders.

TAX CONSIDERATIONS IN OTHER JURISDICTIONS

     Based upon its review of current tax laws, including applicable international tax treaties of certain countries that Globalstar believes to be among its significant potential markets, the Company expects that a significant portion of its worldwide income will not be subject to tax by the United States, Bermuda or by the countries from which it derives its income. However, to the extent that Globalstar bears a higher foreign tax because any holder of Ordinary Partnership Interests (including the Company) is not subject to United States tax on its share of Globalstar's foreign income, the additional foreign tax will be specifically allocated to such partner and will reduce amounts distributed by Globalstar to such partner with respect to its Ordinary Partnership Interests.

                                SELLING HOLDERS


     The Securities were originally issued and sold by the Company in March and April 1996, to Lehman Brothers Inc., Bear, Stearns & Co. Inc., Donaldson, Lufkin & Jenrette Securities Corporation and Unterberg Harris (the "Initial Purchasers") in a private placement, and were resold by the Initial Purchasers in transactions exempt from the registration requirements of the Securities Act in the United States to qualified institutional buyers (as defined in Rule 144A under the Securities Act), to certain accredited investors (as defined in Rule 501(a) under the Securities Act) and outside the United States to non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act. In August 1996, Lehman Brothers Merchant Banking Portfolio Partnership L.P. (the "Merchant Banking Partnership"), Lehman Brothers Capital Partners II, L.P. ("Capital Partners"), Lehman Brothers Offshore Investment Partnership L.P. (the "Offshore Partnership") and Lehman Brothers Offshore Investment Partnership-Japan L.P. (the "Japan Partnership," and together with the Merchant Banking Partnership, Capital Partners and the Offshore Partnership, the "LB Partnerships") entered into a transaction with Loral SpaceCom and Loral SpaceCom Corporation whereby the LB Partnerships exchanged shares of preferred stock of SS/L (Bermuda) Ltd., an affiliate of Loral SpaceCom, held by them for the 267,256 LBP Shares and certain other consideration in a transaction exempt from the registration requirements of the Securities Act. Lehman Brothers Holdings Inc. or certain of its wholly owned subsidiaries constitute the general partners of each of the LB Partnerships. The Selling Holders may from time to time offer and sell the Offered Securities set forth below pursuant to this Prospectus.



     The following table sets forth as of August 15, 1996, the respective number of Securities and Conversion Shares beneficially owned by each Selling Holder other than the LB Partnerships. The term Selling Holders includes the holders listed below and the beneficial owners of the Offered Securities and their transferees, pledgees, donees or other successors. With the exception of Loral SpaceCom and the LB Partnerships, other than as a result of the ownership of the Securities, none of the Selling Holders has, or within the past three years has had, any position, office or material relationship with the Company or any of its predecessors or affiliates. The table has been prepared based upon information furnished to the Company by or on behalf of the Selling Holders.



                                                                        PRINCIPAL     NUMBER OF
                                                                        AMOUNT OF     CONVERSION
SELLING HOLDERS                                                         SECURITIES      SHARES
- ---------------------------------------------------------------------  ------------   ----------
Loral SpaceCom(1)....................................................  $102,500,000    1,576,923
Hull Capital Corp. ..................................................    50,000,000      769,230
Ardsley Partners.....................................................    33,250,000      511,538
Snyder Capital Management(2).........................................    13,305,000      204,692
EOS Partners, L.P. ..................................................    12,500,000      192,307
Zurich Kemper Investments............................................    12,500,000      192,307
Oaktree Capital Management, LLC......................................    10,150,000      156,153
Pecks Management Partners LTD........................................     8,200,000      126,153
Weiss Peck & Greer, LLC. ............................................     7,500,000      115,384
John A. Levin & Co., Inc. ...........................................     6,620,000      101,846
J.P. Morgan & Co. Incorporated(3)....................................     6,300,000       96,923
Froley, Revy Investment Company Inc. ................................     5,350,000       82,307
Kayne, Anderson Investment(4)........................................     5,000,000       76,923
Capital Research & Management Company................................     5,000,000       76,923
Allstate Insurance Co. ..............................................     4,500,000       69,230
Glusken Sheff & Associates...........................................     4,500,000       69,230
Laterman Companies...................................................     4,500,000       69,230
Phoenix Mutual Life Insurance........................................     4,000,000       61,538
Gruber & McBaine Capital(5)..........................................     3,200,000       49,230
HPB Associates.......................................................     2,500,000       38,461
Warburg, Pincus Counsellors, Inc.(6).................................     2,000,000       30,769

                                                                        PRINCIPAL     NUMBER OF
                                                                        AMOUNT OF     CONVERSION
SELLING HOLDERS                                                         SECURITIES      SHARES
- ---------------------------------------------------------------------  ------------   ----------
Public Employees' Retirement Association of Colorado(7)..............     2,000,000       30,769
Libertyview Capital Management.......................................     1,000,000       15,384
Orion Capital Corp. .................................................     1,000,000       15,384
Buchanan Partners Limited(8).........................................       750,000       11,538
Gabelli & Company(9).................................................       250,000        3,846
Bentley Capital Management, Inc. ....................................       150,000        2,307
Other Selling Holders(10)............................................     1,475,000       22,704
                                                                       ------------   ----------
  Total..............................................................  $310,000,000    4,769,230
                                                                        ===========     ========


- ---------------

 (1) Does not include 1,407,144 shares of Common Stock which are beneficially owned, but which are not being offered hereby.

 (2) Does not include 8,500 shares of Common Stock which are beneficially owned, but which are not being offered hereby.

 (3) Does not include 96,919 shares of Common Stock which are beneficially owned, but which are not being offered hereby.


 (4) Does not include 2,000 shares of Common Stock which are beneficially owned, but which are not being offered hereby.


 (5) Does not include 149,300 shares of Common Stock which are beneficially owned, but which are not being offered hereby.


 (6) Does not include 261,300 shares of Common Stock which are beneficially owned, but which are not being offered hereby.


 (7) Does not include 40,000 shares of Common Stock which are beneficially owned, but which are not being offered hereby.


 (8) Does not include 1,000 shares of Common Stock which are beneficially owned, but which are not being offered hereby.


 (9) Does not include 66,000 shares of Common Stock which are beneficially owned, but which are not being offered hereby.


(10) Information regarding these Selling Holders will be added by supplement to this Prospectus.



     The following table sets forth, as of August 15, 1996, information with respect to the shares of Common Stock beneficially owned by the LB Partnerships, all of which are expected to be sold before the termination of this offering. See "Plan of Distribution."



                                                                           SHARES OWNED BEFORE
                                                                              THE OFFERING
                                                                           -------------------
                                 NAME                                      NUMBER      PERCENT
- -----------------------------------------------------------------------    -------     -------
Merchant Banking Partnership...........................................    129,799       1.30%
Capital Partners.......................................................     88,224        *
Offshore Partnership...................................................     35,667        *
Japan Partnership......................................................     13,566        *
                                                                           -------     -------
  Total................................................................    267,256       2.67%
                                                                           =======      ======


- ---------------

* Less than 1%.



     The LB Partnerships are affiliates of Lehman Brothers Inc. From time to time, Lehman Brothers Inc. has provided investment banking, underwriting, financial advisory and other services to the Company and its affiliates, for which services Lehman Brothers Inc. has received customary indemnification, underwriting discounts and fees. In addition, Lehman Brothers Inc. acts as a market maker for the Company's securities.



     The information concerning the Selling Holders may change from time to time. If required, such changes will be set forth in Prospectus Supplements. The per share conversion price and, therefore, the number of shares of Common Stock issuable upon conversion of the Securities, are subject to adjustment under certain circumstances. Accordingly, the number of shares of Common Stock issuable upon conversion of Securities may increase or decrease. Because the Selling Holders may offer all or some portion of the Securities or Conversion Shares pursuant to this Prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of Securities or Conversion Shares, no estimate can be given as to the amount of Securities or Conversion Shares that will be held by the Selling Holders upon termination of this offering.


                              PLAN OF DISTRIBUTION

     The Offered Securities offered hereby may be sold from time to time to purchasers directly by the Selling Holders. Alternatively, the Selling Holders may from time to time offer the Offered Securities to or through underwriters, broker-dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Holders or the purchasers of Offered Securities, for whom they may act as agent. The Selling Holders and any underwriters, broker-dealers or agents that participate in the distribution of the Offered Securities may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of Offered Securities by them and any discounts, commissions, concessions or other compensation received by any such underwriter, broker-dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

     The Offered Securities offered hereby may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the Selling Holders or by agreement between the Selling Holders and underwriters and dealers who may receive fees or commissions in connection therewith. The sale of the Offered Securities may be effected in transactions (which may involve crosses or block transactions) (i) on any national securities exchange or quotation service on which the Securities or the Common Stock may be listed or quoted at the time of sale, (ii) in the over-the-counter market, (iii) in transactions otherwise than on such exchanges or in the over-the-counter market or (iv) through the writing of options. At the time a particular offering of Offered Securities is made, a Prospectus Supplement, if required, will be distributed which will set forth the aggregate amount and type of Offered Securities being offered and the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Holders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

     The outstanding Common Stock is listed on the NNM, and the Company has applied for listing the Conversion Shares on the NNM. There is no assurance as to the development or liquidity of any trading market that may develop for the Securities. Certain of the Initial Purchasers have engaged in transactions with and performed certain investment banking and other services for the Company in the past and received customary fees in connection therewith, and may do so from time to time in the future.

     To comply with the securities laws of certain jurisdictions, if applicable, the Offered Securities will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the Offered Securities may not be offered or sold (unless they have been registered or qualified for sale) in such jurisdictions or an exemption from registration or qualification is available and is complied with.

     Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Securities or the Common Stock may not simultaneously engage in market-making activities with respect to such securities for a period of two (with respect to the Conversion Shares) or nine (with respect to the Securities) business days prior to the commencement of such distribution. In addition to and without limiting the foregoing, each Selling Holder and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of any of the Offered Securities by the Selling Holders or any such other person. All of the foregoing may affect the marketability of the Securities and the Common Stock and brokers' and dealers' ability to engage in market-making activities with respect to these securities.


     Pursuant to the Registration Rights Agreement with respect to the Securities and the Conversion Shares, and an agreement with Loral SpaceCom and Loral SpaceCom Corporation with respect to the LBP Shares, all expenses of the registration of the Securities, Conversion Shares and LBP Shares will be paid by the Company, including, without limitation, Commission filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that the Selling Holders will pay all underwriting discounts, selling commissions and related fees, if any. Holders of Securities and the Company have agreed to indemnify each other against certain liabilities, including certain liabilities arising under the Securities Act, or will be entitled to contribution in connection therewith. Loral SpaceCom Corporation has agreed to cause the Company to indemnify the LB Partnerships, and the LB Partnerships have agreed to indemnify Loral SpaceCom Corporation, in each case against certain liabilities, including certain liabilities arising under the Securities Act, or such parties will be entitled to contribution in connection therewith.

     This offering will terminate upon the earlier of (i) March 6, 1999, (ii) the date that the Securities no longer constitute restricted securities under Rule 144(k) of the Securities Act, or (iii) the date that all of the Securities, Conversion Shares and LBP Shares covered by the Registration Statement have been sold pursuant to the Registration Statement. In the event that this offering is terminated before the end of three years from the date of effectiveness of the Registration Statement and all of the LBP Shares have not been sold pursuant to the Registration Statement, Loral SpaceCom Corporation has agreed to provide the LB Partnerships certain registration rights with respect to the LBP Shares.



     The LB Partnerships are affiliates of Lehman Brothers Inc. From time to time, Lehman Brothers Inc. has provided investment banking, underwriting, financial advisory and other services to the Company and its affiliates, for which services Lehman Brothers Inc. has received customary indemnification, underwriting discounts and fees. In addition, Lehman Brothers Inc. acts as a market maker for the Company's securities. The LB Partnerships own the 267,256 LBP Shares offered hereby and 7,500,000 shares of common stock of Loral SpaceCom, an affiliate of the Company, and, pursuant to a registration rights agreement with Loral SpaceCom, if the LB Partnerships so elect, Lehman Brothers Inc. or its affiliate will serve as managing underwriter for the sale of such Loral SpaceCom shares by the LB Partnerships.


                                 LEGAL OPINIONS


     Certain United States tax matters described under "Taxation" will be passed upon for the Company by Willkie Farr & Gallagher, New York, New York, general counsel to the Company. The validity of the Securities and Conversion Shares offered hereby will be passed upon for the Company by Appleby, Spurling & Kempe, Hamilton, Bermuda. As of August 15, 1996, partners and counsel in Willkie Farr & Gallagher beneficially owned 22,400 shares of the Common Stock. Mr. Robert B. Hodes is of counsel to the law firm of Willkie Farr & Gallagher, and a Director of the Company and Loral SpaceCom and a member of the Audit, Compensation and Executive Committees of the Boards of Directors of both the Company and Loral SpaceCom.


                                    EXPERTS


     The financial statements of the Company and Globalstar, L.P. incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of said firm given upon their authority as experts in auditing and accounting.

                               GLOSSARY OF TERMS



AMSC -- see American Mobile Satellite Corporation.



ARNS -- see Aeronautical Radio Navigation Services.



AERONAUTICAL RADIO NAVIGATION SERVICES (ARNS) -- a radio navigation service intended for the benefit of and safe operation of aircraft.



AEROSPATIALE -- Aerospatiale Societe Nationale Industrielle.



AIRTOUCH -- AirTouch Communications, Inc. or an affiliate thereof.



ALCATEL -- Alcatel Espace, or an affiliate thereof.



ALENIA -- Alenia Spazio S.p.A., a subsidiary of Finmeccanica, or an affiliate thereof.



AMERICAN MOBILE SATELLITE CORPORATION (AMSC) -- originally applied in the MSS Proceeding for a license to develop a geosynchronous satellite system. On November 16, 1994, AMSC amended its application to propose a MEO constellation. See MSS applicant.



ANALOG -- a method of storing, processing and transmitting information through the use of a continuous (rather than pulsed or digital) electrical signal that varies in amplitude or frequency.



ANGLE OR INCLINATION ANGLE -- the angle at which a satellite orbit is tilted relative to the Earth's axis. Globalstar satellites are at a 52 degree inclination.



BANDWIDTH -- the range of frequencies, expressed in hertz (Hz), that can pass over a given transmission channel. The bandwidth determines the rate at which information can be transmitted through the circuit. The greater the bandwidth, the more information can be sent through the circuit in a given amount of time.



BEAM -- the coverage offered by a satellite.



BYPASS -- the method of establishing an international telecommunications link without using the facilities of local exchange carriers in the respective national jurisdictions involved.



CDMA -- see Code Division Multiple Access.



C-BAND -- portion of the radio frequency spectrum, approximately 5 GHz to 7 GHz, used primarily for satellite and microwave transmission and proposed for use by the Globalstar System to transmit information from a satellite to a gateway and from a gateway to a satellite (known as the feeder link).



CELLULAR -- domestic public cellular radio telecommunications service authorized by the FCC in the 824-893 MHz band, in which each of two licensees per market employs 25 MHz of spectrum to provide service to the public. Cellular systems are based on multiple base stations, or "cells," that permit efficient frequency reuse and on software that permits the system to hand mobile calls from cell to cell as subscribers move through the cellular service area.



CIRCUIT -- 1) means of two-way communication, voice or data, between two or more points; 2) a group of electrical/electronic components connected to perform a specific function. Satellite capacity is most often stated in the number of circuits a satellite can carry simultaneously.



CODE DIVISION MULTIPLE ACCESS (CDMA) -- a transmission system that superimposes audio or data information onto a specified coded address waveform. CDMA allows a large number of wireless users simultaneously to access a single radio frequency band without interference. As each wireless telephone gains access, its gateway assigns it a unique sequence of frequency shifts that serves as a code to distinguish that particular telephone call from others on the air.



COLD FAILURE -- failure of a satellite in-orbit, due to random failure of satellite components, electrostatic storms or collisions with other objects.

COMMON CARRIER -- a provider of telecommunications services or facilities to the general public on a non-discriminatory basis.



COMSAT -- Comsat Corporation.



CONSTELLATION -- Constellation Communications, Inc., an applicant for a LEO system in the MSS Proceeding.



DASA -- Daimler-Benz Aerospace A.G., or an affiliate thereof (formerly Deutsche Aerospace AG).



DIGITAL -- a method of storing, processing, and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission/switching technologies employ a sequence of discrete, distinct pulses to represent information, as opposed to the continuously variable analog signal. Digital cellular networks will utilize digital transmission.



DOWNLINK -- the receiving portion of a satellite circuit extending from the satellite to the Earth (compare to uplink).



DUAL-MODE -- handsets designed to operate both in a land-based cellular system and over the Globalstar System.



EARTH STATION -- the antennas, receivers, transmitters and other equipment needed on the ground to transmit and receive satellite communications signals.



ELECTROMAGNETIC SPECTRUM -- entire range of wavelengths or frequencies of electromagnetic radiation extending from gamma rays to the longest radio wave and including visible light. See also radio frequency.



ELLIPSO -- the LEO system proposed in the MSS Proceeding by Mobile Communications Holdings, Inc.



FCC -- see Federal Communications Commission.



FEDERAL COMMUNICATIONS COMMISSION (FCC) -- regulatory agency established by the Communications Act of 1934, charged with regulating all electrical and radio communications within the United States, including commercial LEO satellite systems.



FEEDER LINK -- the path by which information flows when traveling from a satellite to a gateway and from a gateway to a satellite. LQP has applied for feeder links in the C-band region of the frequency spectrum.



FINMECCANICA -- Finmeccanica S.p.A., or an affiliate thereof.



FRANCE TELECOM -- France Telecom, or an affiliate thereof.



FREQUENCY -- an expression of how frequently a periodic (repetitious) wave form or signal regenerates itself at a given amplitude.



FULL CONSTELLATION DATE -- the date on which Globalstar commences full operations via a 48-satellite constellation, which is expected to occur by the end of 1998.



GHZ -- see gigahertz.



GOCC -- see Ground Operations Control Center.



GSM -- see Global System for Mobile Communications.



GATEWAY -- the earth terminal which connects the Globalstar satellite constellation to the land-based switching equipment of telecommunications service providers.



GEOSYNCHRONOUS SATELLITE -- a satellite using the geosynchronous orbit, the orbit directly over the equator, about 22,300 nautical miles above the Earth, also known as synchronous, geostationary, stationary and Clarke orbits. When positioned in this orbit, a satellite appears to hover over the same spot on the Earth because it is moving at a rate that matches the speed of the Earth's rotation on its axis.



GIGAHERTZ (GHZ) -- a measure of frequency equal to one billion cycles per second.



GLOBAL ROAMING -- the ability of a Globalstar subscriber to travel worldwide and make and receive Globalstar telephone calls outside the service area of the subscriber's communications service provided wherever Globalstar service is authorized by local regulatory authorities.

GLOBALSTAR -- Globalstar, L.P., a Delaware limited partnership.



GLOBALSTAR PHONES -- hand-held or vehicle-mounted units similar to today's cellular telephones, fixed telephones similar to phone booths and ordinary wired telephones, and data and specially adapted facsimile machines through which users will access the Globalstar System. Each Globalstar Phone will communicate through the satellite constellation with a local Globalstar service provider's land-based interconnection point or gateway.



GLOBALSTAR SERVICE -- the transmission and/or reception of voice, data, messaging, facsimile, paging, position location or other information by Globalstar Phones through the Globalstar System using the service providers' gateways.



GLOBALSTAR SYSTEM -- a low-earth orbit satellite-based telecommunications system proposed by Globalstar to operate in the MSS Above 1 GHz Service frequencies. See MSS applicant.



GLONASS -- A segment of the Russian Global Navigation Satellite System currently operating worldwide in a portion of the frequency band proposed to be used by Globalstar and other MSS systems for user uplinks.



GROUND OPERATIONS CONTROL CENTER (GOCC) -- regional Globalstar telecommunications control centers designed to communicate and coordinate information on resource availability, time of day, frequency assignments, and connectivity and sequence schedules to the gateways and SOCCs which comprise the Globalstar Ground Segment.



HAND-HELD GLOBALSTAR PHONE -- Globalstar voice service to a hand-held, portable terminal.



HOT FAILURE -- failure of a satellite during launch.



HYUNDAI -- Hyundai Electronics Industries Co. Ltd.



ITU -- see International Telecommunication Union.



IN-SERVICE DATE -- the date on which Globalstar expects to commence initial commercial operations via a 32-satellite constellation.



INMARSAT -- International Maritime Satellite Organization which has announced efforts to fund a MEO satellite telecommunications service that would operate in the 2 GHz band.



INTERCONNECT -- connection of a telecommunications device or service to the public switched telephone network and communication with any other party that can be reached over it.



INTERNATIONAL TELECOMMUNICATION UNION (ITU) -- telecommunications agency of the United Nations, established to provide standardized communications procedures and practices including frequency allocation and radio regulations on a worldwide basis.



IRIDIUM -- a low-earth orbit satellite-based telecommunications system proposed by a consortium headed by Motorola Inc. to operate in the MSS Above 1 GHz Service frequencies. See MSS applicant.



KA-BAND -- portion of the electromagnetic spectrum allotted for satellite transmission; frequencies are approximately in the 20 to 30 GHz range.



LEO -- low-earth orbit between 500 and 1,500 nautical miles in altitude.



LGP -- see Loral General Partner, Inc.



LMDS -- see Local Multipoint Distribution Services.



LQP -- see Loral/Qualcomm Partnership, L.P.



LQSS -- see Loral/Qualcomm Satellite Services, L.P.



LOCKHEED MARTIN -- Lockheed Martin Corporation.



LORAL -- Loral Corporation, or an affiliate thereof.

LORAL GENERAL PARTNER, INC. (LGP) -- a wholly-owned indirect subsidiary of Loral SpaceCom, which serves as the general partner of LQP.



LORAL/QUALCOMM PARTNERSHIP, L.P. (LQP) -- a Delaware limited partnership comprised of subsidiaries of Loral SpaceCom and Qualcomm. LQP is the general partner of LQSS.



LORAL/QUALCOMM SATELLITE SERVICES, L.P. (LQSS) -- a Delaware limited partnership which is the managing general partner of Globalstar.



LORAL SPACECOM -- Loral Space & Communications Ltd., a Bermuda corporation. Loral SpaceCom is a principal founder of Globalstar and, through a subsidiary, its managing partner.



L/Q LICENSEE -- L/Q Licensee, Inc., a wholly-owned subsidiary of LQP and the holder of the FCC license to construct, launch and operate the Globalstar system.



MEO -- medium-earth orbit between 2,000 and 18,000 nautical miles in altitude.



MHZ -- see megahertz.



MSS -- see Mobile Satellite Service.



MSS ABOVE 1 GHZ SERVICE -- an MSS service regulated by the FCC in the United States which has been allocated spectrum in 1610-1626.5 MHz for the user uplink and in 2483.5-2500 MHz for the user downlink.



MSS APPLICANTS -- six companies which have applied to the FCC for licenses to provide LEO satellite-based telecommunications services in the United States in the 1610-1626.5/2483.5-2500 MHz portions of the radio frequency spectrum. See AMSC, Constellation, Ellipso, Globalstar System, Iridium and Odyssey.



MSS PROCEEDING -- Mobile Satellite Service Proceeding Above One Gigahertz.



MEGAHERTZ (MHZ) -- a unit of frequency equal to 1 million cycles per second.



MOBILE SATELLITE SERVICE (MSS) -- services transmitted via satellites to provide mobile telephone, fixed telephone, paging, messaging, facsimile, data, and position location services directly to users.



MULTIPLE SATELLITE COVERAGE -- a distinct feature of the Globalstar System whereby each mobile Globalstar Phone will communicate with as many as three satellites simultaneously, combining the signals received to ensure maximum service quality.



ODYSSEY -- a medium-earth orbit satellite-based telecommunications system proposed by TRW Inc., to operate in the MSS Above 1 GHz Service frequencies. See MSS applicant.



ORBITAL PLANE -- the flight path of a satellite.



ORBITEL -- Orbitel Mobile Communications Ltd.



PCS -- see personal communications service.



PAGING -- a service designed to deliver a message to a person whose location is unknown; messages may be received via an alphanumeric display or small speaker.



PATH DIVERSITY -- the character of the angles of view formed by the 48 LEO satellites orbiting the Earth to facilitate continuous overlapping global coverage.



PENETRATION RATE -- the percentage of total population in a national or regional area subscribing to a given telecommunications service.



PERSONAL COMMUNICATIONS SERVICES (PCS) -- terrestrial wireless telecommunication service similar to cellular telephone service but operating in a different set of frequencies.



QUALCOMM -- QUALCOMM Incorporated, or an affiliate thereof.



RAS -- see Radio Astronomy Service.



RDSS -- see Radio Determination Satellite Service.

RADIO ASTRONOMY SERVICE (RAS) -- a service involving the reception of radio waves of cosmic origin.



RADIO DETERMINATION SATELLITE SERVICE (RDSS) -- a service using one or more satellites for radio determination; a function of a LEO system that allows users to pinpoint the location of their handset or the handset of another user. The service has been employed in Qualcomm's OmniTRACS position location system.



RADIO FREQUENCY -- a frequency that is higher than the audio frequencies but below the infrared frequencies, usually above 20 KHz. See also electromagnetic spectrum.



SOCC -- see Satellite Operations Control Center.



SS/L -- Space Systems/Loral, Inc.



SATELLITE OPERATIONS CONTROL CENTER (SOCC) -- monitors and controls the satellite after it is launched. There are no antennas or radio frequency equipment located at the SOCC. Radio frequency links to and from the satellite are via telemetry and command units that are physically located at selected gateways. The SOCC coordinates with other elements of the Ground Segment.



SERVICE (OR GLOBALSTAR SERVICE) -- the transmission and reception of voice, data, messaging, paging, position location or other information through the Globalstar System using a service provider's gateway(s).



SERVICE PROVIDER -- Globalstar's partners which will act as local intermediaries between Globalstar and the subscribers. Service providers will build and own the gateways, obtain the necessary regulatory approvals and market and distribute Globalstar service in their respective markets.



SIGNAL -- a physical, time-dependent energy value used for the purpose of conveying information through a transmission line.



SPECTRUM -- the radio frequency spectrum.



STRATEGIC PARTNER -- Globalstar's direct and indirect partners which will play key roles in the design, construction, operation and marketing of the Globalstar System.



STRATEGIC ALLIANCE -- refers to SS/L and its strategic equity investors, Aerospatiale, Alcatel, DASA and Finmeccanica.



STRATEGIC SERVICE PROVIDERS -- refers to the strategic partner service providers granted exclusive rights to provide Globalstar service around the world.



SUBSCRIBER -- any customer purchasing hand-held, mobile or fixed subscriber units for such subscriber's own use and who is registered on the Globalstar System.



SWITCH -- a device that opens or closes circuits or selects the paths or circuits to be used for transmission of information; switching is the process of interconnecting circuits to form a transmission path between users.



TDMA -- see Time Division Multiple Access.



TELEMETRY -- radio transmission of coded data between a ground station and a satellite.



TELEPHONY -- science of construction and operation of telephones and telephonic systems.



TIME DIVISION MULTIPLE ACCESS (TDMA) -- a digital method of multiplexing that combines a number of signals through a common point by organizing them sequentially and transmitting each in bursts at different instants of time. Communicating devices at different geographical locations share a multipoint or broadcast channel by means of a technique that allocates different time slots to different users.



UPLINK -- the transmitting of a satellite circuit extending from the Earth to the satellite (compare to downlink).



USER LINK -- the path by which information flows when traveling from a Globalstar Phone to a satellite and from a satellite to a Globalstar Phone.



VODAFONE -- Vodafone Group Plc, or an affiliate thereof.

WRC -- see World Radiocommunication Conference.



WRC '95 -- the 1995 World Radiocommunication Conference.



WIRELINE -- land-based telephone line.



WORLD ADMINISTRATIVE RADIO CONFERENCE (WARC) -- an ITU conference for adopting international allocations for radio frequencies and satellite orbit locations.



WORLD RADIOCOMMUNICATION CONFERENCE (WRC) -- the successor to the World Administrative Radio Conference.

- ------------------------------------------------------
- ------------------------------------------------------

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE OFFERED SECURITIES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY OR GLOBALSTAR SINCE THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS


                                       PAGE
Summary..............................     1
Risk Factors.........................    13
Ratios...............................    27
Use of Proceeds......................    27
Dividend Policy......................    27
Regulation...........................    28
Principal Partners of Globalstar.....    32
Governance of Globalstar.............    33
Description of Capital Stock.........    40
Certain Foreign Issuer
  Considerations.....................    43
Description of Securities............    44
Taxation.............................    54
Selling Holders......................    57
Plan of Distribution.................    58
Legal Opinions.......................    60
Experts..............................    60
Glossary of Terms....................   G-1


- ------------------------------------------------------
- ------------------------------------------------------

- ------------------------------------------------------
- ------------------------------------------------------

                                   GLOBALSTAR
                           TELECOMMUNICATIONS LIMITED

                                  $310,000,000

                               6 1/2% CONVERTIBLE
                              PREFERRED EQUIVALENT
                              OBLIGATIONS DUE 2006
                                      AND

                                5,036,486 SHARES

                                OF COMMON STOCK
                           -------------------------

                                   PROSPECTUS

                                           , 1996

                           -------------------------

- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the fees and expenses payable by the Registrant in connection with this offering, other than underwriting discounts and commissions. All the amounts shown are estimates, except the SEC registration fee:


            SEC registration fee......................................   $110,883
            Nasdaq National Market listing fee........................     17,500
            Legal fees and expenses...................................     35,000
            Accounting fees and expenses..............................     15,000
            Miscellaneous fees and expenses...........................     21,617
                                                                         --------
                 Total................................................   $200,000
                                                                         ========


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Bermuda law permits a company to indemnify its directors and officers, except for any act of willful negligence, willful default, fraud or dishonesty. The Registrant has provided in its Bye-Laws that its directors and officers will be indemnified and held harmless against any expenses, judgments, fines, settlements and other amounts incurred by reason of any act or omission in the discharge of their duty, other than in the case of willful negligence, willful default, fraud or dishonesty.

     Bermuda law and the Bye-Laws of the Registrant also permit the Registrant to purchase insurance for the benefit of its directors and officers against any liability incurred by them for the failure to exercise the requisite care, diligence and skill in the exercise of their powers and the discharge of their duties, or indemnifying them in respect of any loss arising or liability incurred by them by reason of negligence, default, breach of duty or breach of trust.

     The Registrant intends to enter into indemnification agreements with its officers and directors. To the extent permitted by law, the indemnification agreements may require the Registrant, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors (other than liabilities arising from willful misconduct of a culpable nature) and to advance their expenses incurred as a result of any proceedings against them as to which they could be indemnified.

     The Registrant maintains a directors' and officers' liability insurance policy.

ITEM 16.  EXHIBITS.


  EXHIBIT
  NUMBER                                 DESCRIPTION OF EXHIBITS
- ----------- ----------------------------------------------------------------------------------
  4.1*  --  Indenture, dated as of March 6, 1996, by and between the Company and the Bank of
            New York, as trustee, including form of security.
  4.2*  --  Registration Rights Agreement, dated March 6, 1996, by and among the Company,
            Globalstar and the Initial Purchasers.
  5     --  Opinion of Appleby, Spurling & Kempe.
  8.1   --  Tax Opinion of Willkie Farr & Gallagher.
  8.2   --  Tax Opinion of Appleby, Spurling & Kempe (included as part of their opinion filed as Exhibit 5).
  12*   --  Statement Regarding Computation of Ratios.
  23.1  --  Consent of Deloitte & Touche LLP.
  23.2  --  Consent of Appleby, Spurling & Kempe (included in their opinion filed as Exhibit
            5).
  23.3* --  Consent of Willkie Farr & Gallagher.
  24*   --  Powers of Attorney.
  25*   --  Statement on Form T-1 of Eligibility of Trustee.


- ---------------

* previously filed

ITEM 17.  UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
     Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described under item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding), is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT NO. 2 TO REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF NEW YORK, STATE OF NEW YORK, ON SEPTEMBER 10, 1996.


                                          GLOBALSTAR TELECOMMUNICATIONS LIMITED


                                          By:  /s/  MICHAEL B. TARGOFF
                                          --------------------------------------
                                                    Michael B. Targoff
                                                      President and
                                                 Chief Operating Officer



     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 2 TO REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.



                   NAME                                  TITLE                     DATE
- ------------------------------------------  ---------------------------------------------------
                        *                   Chairman of the Board and Chief  September 10, 1996
- ------------------------------------------    Executive Officer (Principal
           BERNARD L. SCHWARTZ                Executive Officer)

      /s/         MICHAEL B. TARGOFF        President, Chief Operating       September 10, 1996
- ------------------------------------------    Officer
            MICHAEL B. TARGOFF                and Director

                        *                   Director                         September 10, 1996
- ------------------------------------------
             ROBERT B. HODES

                        *                   Director                         September 10, 1996
- ------------------------------------------
             A. ROBERT TOWBIN

                        *                   Senior Vice President, Chief     September 10, 1996
- ------------------------------------------    Financial
           MICHAEL P. DEBLASIO                Officer (Principal Financial
                                              Officer)
                                              and Director

                        *                   Vice President and Treasurer     September 10, 1996
- ------------------------------------------    (Principal Accounting Officer)
            NICHOLAS C. MOREN

      * By: /s/  MICHAEL B. TARGOFF
- ------------------------------------------
            Michael B. Targoff
             Attorney-in-Fact

                                 EXHIBIT INDEX


  EXHIBIT
  NUMBER                                 DESCRIPTION OF EXHIBITS
- ----------- ----------------------------------------------------------------------------------
   5    --  Opinion of Appleby, Spurling & Kempe.
   8.1  --  Tax Opinion of Willkie Farr & Gallagher.
   8.2  --  Tax Opinion of Appleby, Spurling & Kempe (included as part of their opinion filed as Exhibit 5).
  23.1  --  Consent of Deloitte & Touche LLP.
  23.2  --  Consent of Appleby, Spurling & Kempe (included in their opinion filed as Exhibit
            5).